CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

As confidentially submitted to the Securities and Exchange Commission on June 2, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[____]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GEOVAX LABS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	87-0455038
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080, (678) 384-7220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. Dodd

President & Chief Executive Officer

GeoVax Labs, Inc.

1900 Lake Park Drive, Suite 380

Smyrna, Georgia 30080

Tel: (678) 384-7220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

F. Reid Avett, Esq. Womble Bond Dickinson (US) LLP 2001 K Street, NW Suite 400 South Washington, D.C. 20006 Tel: (202) 857-4425	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square, New York New York 10036-6569 Tel: (212) 421-4100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                  , 2025

PRELIMINARY PROSPECTUS

GEOVAX LABS, INC.

                      Units

Each Unit Consisting of

One Share of Common Stock and

Warrants to Purchase One Share of Common Stock

Up to                        Shares of Common Stock Underlying the Warrants

This prospectus relates to a best efforts public offering of                        units (each a Unit and, collectively, the Units) at an assumed offering price of $            per Unit, each Unit consisting of one share of common stock, $0.001 par value per share (the Common Stock), of GeoVax Labs, Inc. (GeoVax, us, we or the Company) and             warrants to purchase one share of Common Stock (each a Warrant and, collectively, the Warrants). Each warrant is immediately exercisable for one share of Common Stock at an exercise price of $            per share (100% of the price of each share of Common Stock sold in this offering) and will expire             years from the date of issuance.

The registration statement of which this prospectus forms a part also registers the shares of Common Stock that are issuable from time to time upon exercise of the Warrants (the Warrant Shares) included in the Units a offered hereby. See “Description of Securities We Are Offering” in this prospectus for more information.

The Units will not be certificated and the shares of Common Stock and the warrants comprising such Units are immediately separable and will be issued separately in this offering.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “GOVX.” On                       , 2025, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $            per share. We urge prospective purchasers of our Common Stock to obtain current information about the market prices of our Common Stock.

There is no established trading market for the Units or the Warrants and we do not expect a market to develop. We do not intend to apply for the listing of the Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited.

We are an “smaller reporting company” as defined under the federal securities laws and, under applicable Securities and Exchange Commission rules, we have elected to comply with certain reduced public company reporting and disclosure requirements.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

	Per Share	Total
Public offering price	$	$
Placement agent fees (1)	$	$
Proceeds to us before offering expenses (2)	$	$

(1)

We have engaged Roth Capital Partners (the “placement agent”) to act as placement agent for this offering, in exchange for a fee of 7.0% of the aggregate offering price of the Units sold in this offering. We have also agreed to reimburse the placement agent for certain expenses. For additional agent compensation information, see “Plan of Distribution” on page 62 of this prospectus.

(2)	We estimate the total expenses of this offering, including amounts reimbursed to the placement agent, will be approximately $ .

The placement agent expects to deliver the shares of Common Stock and Warrants to purchasers in this offering on or about                       , 2025.

Investing in our shares of Common Stock involves a high degree of risk. The risks are described in the “Risk Factors” section beginning on page 5 of this prospectus. You should also consider the risk factors described or referred to in any applicable prospectus supplement before investing in these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this Prospectus is                       , 2025

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY	1
THE OFFERING	4
RISK FACTORS	5
USE OF PROCEEDS	18
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	18
CAPITALIZATION	19
DILUTION	20
BUSINESS	21
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	38
MANAGEMENT	46
EXECUTIVE COMPENSATION	50
DIRECTOR COMPENSATION	53
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	54
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS	56
DESCRIPTION OF SECURITIES WE ARE OFFERING	57
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	62
PLAN OF DISTRIBUTION	62
LEGAL MATTERS	69
EXPERTS	69
WHERE YOU CAN FIND MORE INFORMATION	69
INDEX TO FINANCIAL STATEMENTS	F-1

i

ABOUT THIS PROSPECTUS

The registration statement on Form S-1 of which this prospectus forms a part and that we have filed with the Securities and Exchange Commission (SEC), includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

You should rely only on information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto, before making any investment decision. Neither we nor the placement agent have authorized anyone to provide you with additional information or information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of the securities offered hereby means that the information contained in this prospectus is correct after the date of this prospectus. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell or the solicitation of an offer to buy the Securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted.

You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, is accurate as of any date other than the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since those dates.

We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

We own or have rights to certain trademarks that we use in conjunction with the operations of our business. Each trademark, trade name, service mark or copyright of any other company appearing or incorporated by reference in this prospectus belongs to its holder. Solely for convenience, trademarks, trade names, service marks and copyrights referred to in this prospectus may appear with or without the “©”, “®” or “™” symbols, but the inclusion, or not, of such references are not intended to indicate, in any way, that we, or the applicable owner, will not assert, to the fullest extent possible under applicable law, our or their, as applicable, rights to these trademarks, trade names service marks or copyrights. We do not intend our use or display of other companies’ trademarks, trade names, service marks or copyrights to imply a relationship with, or endorsement or sponsorship of us by, such other companies.

ii

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus and in the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act). These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our ability to control or predict and that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words. Our forward-looking statements may include, among other things, statements about:

●	our ability to continue as a going concern and our history of losses;

●	our ability to obtain additional financing;

●	our use of the net proceeds from this offering;

●	our ability to prosecute, maintain or enforce our intellectual property rights;

●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

●	the implementation of our business model and strategic plans for our business and technology;

●	the successful development and regulatory approval of our technologies and products;

●	the potential markets for our products and our ability to serve those markets;

●	the rate and degree of market acceptance of our products and any future products;

●	our ability to retain key management personnel; and

●	regulatory developments and our compliance with applicable laws.

Forward-looking statements are inherently subject to risks and uncertainties, many of which we cannot predict with accuracy and some of which we might not even anticipate. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, we can give no assurance that such expectations will be achieved. Actual events or results may differ materially. Readers are cautioned not to place undue reliance on forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

You should read the risk factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation, and we have no duty to update or revise any forward-looking statements after the date of this prospectus, whether as a result of actual results, new information, future events or otherwise, except as required by law.

iii

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, however, it does not contain all the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled “Risk Factors.” You should also carefully read the exhibits to the registration statement of which this prospectus is a part.

Company Overview

GeoVax Labs, Inc. (GeoVax, us, we or the Company) is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and solid tumor cancers using novel proprietary platforms. The Company’s lead clinical program is GEO-CM04S1, a next-generation COVID-19 vaccine which is currently being evaluated in three ongoing Phase 2 clinical trials for COVID-19 as further described in the “Business” section.

The Company’s lead clinical program in oncology is evaluating a novel oncolytic solid tumor gene-directed therapy, Gedeptin®, having recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. A Phase 2 clinical trial in first recurrent head and neck cancer, evaluating Gedeptin® combined with an immune checkpoint inhibitor is planned. Additionally, the Company is developing GEO-MVA, a vaccine targeting Mpox and smallpox, with clinical evaluation expected to begin in early 2026.

GeoVax’s portfolio of wholly owned, co-owned, and in-licensed intellectual property, stands at over 135 granted or pending patent applications spread over 23 patent families, which are discussed in greater detail in the “Our Intellectual Property” section.

Our Product Development Pipeline

The tables below summarize the status of our product development programs, which are discussed in greater detail in the following pages.

Clinical Development Programs

Product	Indication	Clinical Trial	Status
		Primary Vaccine for Immunocompromised/Stem Cell Transplant Patients (NCT04977024)	Phase 2 Currently enrolling
GEO-CM04S1	COVID-19	Booster Vaccine for Immunocompromised/Chronic Lymphocytic Leukemia Patients (NCT05672355)	Phase 2 Currently enrolling
		Booster Vaccine for Healthy Adults (NCT04639466)	Phase 2 enrollment closed, data expected during 2025
Gedeptin®	Head & Neck Cancer*	ICI Combination Therapy (NCT TBD)	Phase 2 planned

Preclinical Development Programs

Product	Indication	Status
GEO-MVA	Mpox & Smallpox Vaccine	Regulatory Discussion & Manufacturing Scale-up
GEO-EM01-Z	Ebola Zaire Vaccine**	Non-Human Primate (completed)
GEO-EM01-S	Ebola Sudan Vaccine**	Non-Human Primate (completed)
GEO-MM01	Marburg Vaccine**	Non-Human Primate (completed)
GEO-ZM02	Zika Vaccine**	Mouse Model (completed)

---------------

* Orphan Drug status granted

** Indication within FDA Priority Review Voucher program

Our corporate strategy is to advance, protect and exploit our differentiated vaccine/immunotherapy technologies leading to the successful development of preventive and therapeutic vaccines and immunotherapies against infectious diseases and various cancers. Our goal is to advance products through human clinical testing, and to seek partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing with multiple government, academic and corporate entities.

We have not generated any revenues from the sale of the products we are developing, and we do not expect to generate any such revenues for at least the next several years. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization. We may not be successful in our research and development efforts, and we may never generate sufficient product revenue to be profitable.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, discussed in more detail in the following section. These risks include, among others, the following key risks:

Risks Related to Our Business and Capital Requirements

●	We have a history of operating losses, and we expect losses to continue for the foreseeable future.
●	We have received a going concern opinion from our auditors.
●	Our business will require continued funding. If we do not receive adequate funding, we may not be able to continue our operations.
●	Significant disruptions of information technology systems or breaches of information security systems could adversely affect our business.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

●	Our products are still being developed and are unproven. These products may not be successful.
●	We depend upon key personnel who may terminate their employment with us at any time. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.
●	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.
●	We face intense competition and rapid technological change that could result in products that are superior to, or earlier to the market than, the products we will be commercializing or developing.
●	Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.
●	We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.
●	Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.
●	State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

●

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

●	We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.
●	We do not have manufacturing, sales or marketing experience.
●	Our products under development may not gain market acceptance.
●	We may be required to defend lawsuits or pay damages for product liability claims.
●

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Risks Related to Our Intellectual Property

●	Our success depends on our ability to obtain, maintain, protect and enforce our intellectual property and our proprietary technologies.
●	We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.
●	Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.
●

Any inability to protect our or our licensors’ intellectual property rights in the United States and foreign countries could limit our ability to prevent others from manufacturing or selling our products.

●	Changes in United States patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
●	The patent protection and patent prosecution for our product candidates is dependent in part on third parties.

Risks Related to Our Common Stock

●	The market price of our Common Stock is highly volatile.
●	The sale or issuance of additional shares of our Common Stock or other equity securities could result in additional dilution to our stockholders.
●	Certain provisions of our certificate of incorporation which authorize the issuance of shares of preferred stock may make it more difficult for a third party to effect a change in control.
●	We have never paid dividends and have no plans to do so.
●	Public company compliance may make it more difficult for us to attract and retain officers and directors.
●	Our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of a majority of our stockholders.
●	Broker-dealers may be discouraged from effecting transactions in shares of our Common Stock if we are considered to be a penny stock and thus subject to the penny stock rules.
●	If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, our Common Stock and related warrants could be delisted from the exchange.

Risks Related to this Offering

●	Investors in this offering will experience immediate and substantial dilution in net tangible book value.
●	There is no public market for the Units or the Warrants.
●	The Warrants are speculative in nature.
●	Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Smaller Reporting Company

We are a “smaller reporting company” under the Exchange Act. We may continue to be a smaller reporting company so long as, as of June 30 of the preceding year, (i) the market value of our voting and non-voting equity held by non-affiliates, or our public float, is less than $250 million; or (ii) we have annual revenues less than $100 million and either we have no public float or our public float is less than $700 million. To the extent we continue to qualify as a smaller reporting company, we will continue to be permitted to make certain reduced disclosures in our periodic reports and other documents that we file with the SEC. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

We are incorporated under the laws of the State of Delaware. Our principal corporate offices are located at 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080 (metropolitan Atlanta). Our telephone number is (678) 384-7220. The address of our website is www.geovax.com. Information contained on our website does not form a part of this prospectus.

THE OFFERING

Units Offered

                       Units, each Unit consisting of one share of our Common Stock and             Warrant. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Common Stock and the Warrants are immediately separable and will be issued separately in this offering.

Warrants

Each Warrant will have an exercise price of $            per share (100% of the public offering price of each Unit), is exercisable immediately and will expire             years from the date of issuance. In the event of any exercise thereof, there is, at any time, no effective registration statement registering the Warrant Shares issuable upon such Warrants, or the prospectus contained therein is not available for the issuance of such Warrant Shares, then such Warrants may also be exercised on a cashless basis for a net number of shares, as provided in the formula in the Warrants.

The Warrants include certain mechanisms, including certain standard adjustment provisions. To better understand the terms of the Warrants, you should carefully read the “Description of Securities That We Are Offering” section of this prospectus. You should also read the forms of the Warrants, which are filed as exhibits to the registration statement of which this prospectus forms a part. This offering also relates to the shares of Common Stock issuable upon exercise of the Warrants.

Offering Price	$ per Unit

Common Stock Outstanding Prior to This Offering	15,801,593

Common Stock Outstanding Prior to This Offering	shares, assuming none of the warrants issued in this offering are exercised.

Trading Symbol

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “GOVX.”

There is no established trading market for the Units or the Warrants and we do not expect a trading market for any such securities to develop. We do not intend to list such securities on any securities exchange or other trading market. Without a trading market, the liquidity of such securities will be extremely limited.

Use of Proceeds

We estimate that we will receive net proceeds of approximately $                       from our sale of Units in this offering, after deducting estimated placement agent fees and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to advance our product candidates, including research and technical development, manufacturing, clinical studies, capital expenditures, and working capital.

Transfer Agent and Registrar	The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005, telephone 800-937-5449.

Risk Factors

Investment in our securities involves a high degree of risk and could result in a loss of your entire investment. See “Risk Factors” beginning on page 5 to read about factors you should consider before buying our shares of Common Stock.

the number of shares of our Common Stock outstanding after the completion of this offering is based on 15,801,593 shares of our Common Stock outstanding as of May 30, 2025, and excludes as of such date:

●	123,000 shares of Common Stock issuable upon the exercise of pre-funded warrants with an exercise price of $0.0001 per share;
●	10,052,862 shares of Common Stock issuable upon the exercise of other outstanding warrants with a weighted average exercise price of $2.61 per share; and
●

2,033,648 shares of Common Stock which are reserved for issuance under our Stock Incentive Plans, of which 1,138,948 shares of Common Stock are issuable upon exercise of outstanding options with a weighted-average exercise price of $5.48 per share.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should review and carefully consider the following risk factors as well as other information we include in this prospectus, including our financial statements and the related notes. Any of these factors could materially and adversely affect our business, financial condition, operating results and prospects and could negatively impact the market price of our Common Stock, and you may lose some or all of your investment. The risks and uncertainties described below are not the only ones facing our Company. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business and Capital Requirements

We have a history of operating losses, and we expect losses to continue for the foreseeable future.

As a research and development-focused company, we have had no product revenue to date and revenues from our government grants and other collaborations have not generated sufficient cash flows to cover operating expenses. Since our inception, we have incurred operating losses each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. We incurred a net loss of approximately $5.4 million for the three-month period ended March 31, 2025 and $25 million for the year ended December 31, 2024. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, preclinical, clinical, and manufacturing efforts expand. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of our product candidates, conduct preclinical tests and clinical trials, obtain the necessary regulatory approvals, and manufacture and market or otherwise commercialize our products. Unless we are able to successfully meet these challenges, we will not be profitable and may not remain in business.

We have received a going concern opinion from our auditors.

We have received a "going concern" opinion from our independent registered public accounting firm, reflecting substantial doubt about our ability to continue as a going concern. Our consolidated financial statements contemplate that we will continue as a going concern and do not contain any adjustments that might result if we were unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to raise additional capital and implement our business plan. If we are unable to achieve or sustain profitability or to secure additional financing on acceptable terms, we may not be able to meet our obligations as they come due, raising substantial doubts as to our ability to continue as a going concern. Any such inability to continue as a going concern may result in our stockholders losing their entire investment. There is no guarantee that we will become profitable or secure additional financing on acceptable terms.

Our business will require continued funding. If we do not receive adequate funding, we may not be able to continue our operations.

To date, we have financed our operations principally through the sale of our equity securities and through government grants and clinical trial support. We will require substantial additional financing at various intervals for our operations, including clinical trials, operating expenses, intellectual property protection and enforcement, for pursuit of regulatory approvals, and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. Additionally, even if we secure funding, such funding may be revoked if the agreements underlying the funding are terminated. For example, the Biomedical Advanced Research and Development Authority (BARDA) of the U.S. Department of Health and Human Services (HHS) terminated a contract with us which would have made available an aggregate amount of up to $26.2 million (which may have increased to as much as $45 million). If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels, or at levels that may be required in the future, we may be required to delay clinical studies or clinical trials, curtail operations, or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.

We may pursue additional support from the federal government for our vaccine and immunotherapy development programs; however, as we progress to the later stages of our development activities, government financial support may be more difficult to obtain, may be terminated prior to the receipt of all funds or may not be available at all. Therefore, it will be necessary for us to look to other sources of funding to finance our development activities.

We will need to raise additional funds to significantly advance our vaccine development programs and to continue our operations. In order to meet our operating cash flow needs we plan to seek sources of non-dilutive capital through government grant programs and clinical trial support. We may also plan additional offerings of our equity securities, debt, or convertible debt instruments. To the extent that we raise additional funds by issuance of equity securities, our stockholders would experience dilution, and debt financings, if available, may involve restrictive covenants and substantial fixed payments or may otherwise further constrain our financial flexibility. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

Significant disruptions of information technology systems or breaches of information security systems could adversely affect our business.

We rely upon a combination of information technology systems and traditional recordkeeping to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including, but not limited to, personal information and intellectual property). We have also outsourced elements of our operations to third parties, including elements of our information technology systems and, as a result, we manage a number of independent vendor relationships with third parties who may or could have access to our confidential information. Our information technology and information security systems and records are potentially vulnerable to security breaches, service interruptions, or data loss from inadvertent or intentional actions by our employees or vendors. Our information technology and information security systems and records are also potentially vulnerable to malicious attacks by third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of expertise and motives (including, but not limited to, financial crime, industrial espionage, and market manipulation).

While we have invested, and continue to invest, a portion of our limited funds in our information technology and information security systems, there can be no assurance that our efforts will prevent security breaches, service interruptions, or data losses. Any security breaches, service interruptions, or data losses could adversely affect our business operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business, and reputational harm to us or allow third parties to gain material, inside information that they may use to trade in our securities.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

Our products are still being developed and are unproven. These products may not be successful.

To become profitable, we must generate revenue through sales of our products. However, our products are in varying stages of development and testing. Our products have not been proven in human clinical trials and have not been approved by any government agency for sale. If we cannot successfully develop and prove our products and processes, or if we do not develop other sources of revenue, we will not become profitable and at some point, we would discontinue operations.

We depend upon key personnel who may terminate their employment with us at any time. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.

The success of our business strategy will depend to a significant degree upon the continued services of key management, technical and scientific personnel and our ability to attract and retain additional qualified personnel and managers. Competition for qualified personnel is intense among companies, academic institutions and other organizations. The ability to attract and retain personnel is adversely affected by our financial challenges. If we are unable to attract and retain key personnel and advisors, it may negatively affect our ability to successfully develop, test, commercialize and market our products and product candidates.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

To manufacture and sell our products, we must comply with extensive domestic and international regulation. In order to sell our products in the United States, approval from the FDA is required. Satisfaction of regulatory requirements, including FDA requirements, typically takes many years, and if approval is obtained at all, it is dependent upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

In addition, federal agency priorities, leadership, policies, rulemaking, communications, spending, and staffing may be significantly impacted by election cycles. For example, the current U.S. presidential administration has committed to significantly reduce government spending through cuts to federal healthcare programs and reductions in the workforces of key government agencies, such as HHS and the FDA. Further, in an effort to contain the U.S. federal budget deficit, the pharmaceutical industry could be considered a potential source of savings and could be the target of legislative proposals aimed at reducing federal expenditures. Efforts by the current administration or Congress to limit federal agency budgets or personnel may result in reductions to agency budgets, employees, and operations, which may lead to slower response times and longer review periods, potentially affecting our ability to progress development of our product candidates or obtain regulatory approval for our product candidates.

We face intense competition and rapid technological change that could result in products that are superior to, or earlier to the market than, the products we will be commercializing or developing.

The market for vaccines that protect against or treat human infectious diseases is intensely competitive and is subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. If any of our competitors develop products with efficacy or safety profiles significantly better than our products, we may not be able to commercialize our products, and sales of any of our commercialized products could be harmed. Some of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Competitors may develop products earlier, obtain FDA approvals for products more rapidly, or develop products that are more effective than those under development by us. We will seek to expand our technological capabilities to remain competitive; however, research and development by others may render our technologies or products obsolete or noncompetitive or result in treatments or cures superior to ours.

Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new medical technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals, and that our product candidates will be difficult to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long-term follow-up data may reveal previously unidentified complications associated with our products. The responses of potential physicians and others to information about complications could materially adversely affect the market acceptance of our products, which in turn would materially harm our business.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned pre-clinical and clinical trials will begin on time or whether we will complete any of our trials on schedule, if at all. Product development costs will increase if we have delays in testing or approvals, or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products and delay our ability to become profitable.

We rely heavily on independent clinical investigators, vaccine manufacturers, and other third-party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

None of our vaccines are approved by the FDA for sale in the United States or by other regulatory authorities for sale in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials could delay or preclude regulatory approval and restrict our ability to commercialize our technology or products. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action, fines, and other penalties and could receive adverse publicity, all of which could harm our business.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the Affordable Care Act), substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act includes a number of provisions that are intended to lower healthcare costs, including provisions relating to prescription drug prices and government spending on medical products.

Since its enactment, there have also been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the former Trump administration to repeal or replace certain aspects of the statute. We continue to evaluate the effect that the Affordable Care Act and subsequent changes to the statute has on our business. Changes in legislation, regulation or policy increase the likelihood that we will fail to appropriately adapt to changes in our compliance obligations, particularly when such changes happen abruptly, such as following a change in government. It is uncertain the extent to which any such changes may impact our business or financial condition.

There has also been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. There have been several Congressional inquiries and proposed bills, as well as state efforts, designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In June 2017, the FDA issued a Drug Competition Action plan intended to lower prescription drug prices by encouraging competition from generic versions of existing products. In July 2018, the FDA issued a Biosimilar Action Plan, intended to similarly promote competition to prescription biologics from biosimilars.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in September 2017, the California State Assembly approved SB17, which requires pharmaceutical companies to notify health insurers and government health plans at least 60 days before any scheduled increases in the prices of their products if they exceed 16% over a two-year period, and further requiring pharmaceutical companies to explain the reasons for such increase. Effective in 2016, Vermont passed a law requiring certain manufacturers identified by the state to justify their price increases.

We expect that these, and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.

We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the clinical trial results and other aspects of a product’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we will be forced to fund the entire development and commercialization of such product candidates, ourselves, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration agreement early in the development of a product candidate, we may be forced to accept a more limited share of any revenues the product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.

We do not have manufacturing, sales or marketing experience.

We do not have experience in manufacturing, selling, or marketing. To obtain the expertise necessary to successfully manufacture, market, and sell our products, we must develop our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to execute our current operating plan is dependent on numerous factors, including, the performance of third-party collaborators, vendors and contractors.

Our products under development may not gain market acceptance.

Our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Significant factors in determining whether we will be able to compete successfully include:

●	the efficacy and safety of our products;
●	the time and scope of regulatory approval;
●	reimbursement coverage from Medicare, Medicaid, insurance companies and others;
●	the price and cost-effectiveness of our products, especially as compared to any competitive products; and
●	the ability to maintain patent protection.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. However, product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and demand for our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Market acceptance of products we develop, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any products that we may develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize products that we develop.

Risks Related to Our Intellectual Property

Our success depends on our ability to obtain, maintain, protect, and enforce our intellectual property and our proprietary technologies.

In general, our commercial success will depend in part on our and our licensors’ ability to obtain, maintain, protect, and enforce our intellectual property and proprietary technologies, including patent protection and trade secret protection for our product candidates, proprietary technologies and their uses as well as our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property rights of others. If we or our licensors are unable to obtain, maintain, protect, or enforce our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed, which could have a material adverse impact on our business, results of operations, financial conditions, and prospects. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies, nor can there be any assurance that the patents if issued will not be infringed, misappropriated, violated, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our intellectual property is uncertain. Only limited protection may be available and may not adequately obtain, maintain, protect, and enforce our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly obtain, maintain, protect, and enforce the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We cannot be certain that the claims in our in-licensed pending patent applications will be considered patentable by the USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that claims that may ultimately issue from our patent applications will not be found invalid or unenforceable if challenged. If we or our licensors are unable to obtain or maintain patent protection with respect to our product candidates, our business, financial condition, results of operations, and prospects could be materially harmed.

We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.

Our rights to significant parts of the technology we use in our products are licensed from third parties and are subject to termination if we do not fulfill our contractual obligations to our licensors. Termination of intellectual property rights under any of our license agreements could adversely impact our ability to produce or protect our products. Our obligations under our license agreements include requirements that we make milestone payments to our licensors upon the achievement of clinical development and regulatory approval milestones, royalties as we sell commercial products, and reimbursement of patent filing and maintenance expenses. Should we become bankrupt or otherwise unable to fulfill our contractual obligations, our licensors could terminate our rights to critical technology that we rely upon.

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of biologic products have been subject to substantial patent litigation in the biopharmaceutical industry. Such lawsuits often relate to the validity or infringement of patents or other proprietary rights of third parties. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain patent claims that cover our products or their use or manufacture. In particular, the patent landscape in the COVID-19 vaccine space is crowded, and a large number of patent applications have been filed by numerous entities since January 2020, including for the use of certain SARS-CoV-2 antigens and antigenic combinations, including from Moderna, Janssen Pharmaceuticals, Inc., Sementis LTD., VaxBio, Inc., Oxford University, BioNTech, Ichan School of Medicine at Mount Sinai, Diosynvax LTD., The University of Alberta, University of Texas, and Tonix Pharmaceuticals. If a third party were to assert an infringement claim against us in the future with respect to our current products or with respect to products that we may develop or license, such litigation or interference proceedings could force us to:

●	stop or delay selling, manufacturing or using products that incorporate, or are made using the challenged intellectual property;
●	pay damages; or
●	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, may delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Any inability to protect our or our licensors’ intellectual property rights in the United States and foreign countries could limit our ability to prevent others from manufacturing or selling our products.

We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products with acceptable patent protection. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

Some of our patent families and our in-licensed patent families are in an early stage of prosecution and cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents are issued from such applications, and then only to the extent the issued claims cover the third-party technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technologies. There can be no assurance that the patents if issued will not be infringed, misappropriated, violated, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our intellectual property is uncertain. Only limited protection may be available and may not adequately obtain, maintain, protect, and enforce our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly obtain, maintain, protect, and enforce the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.

We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Furthermore, even if our or our licensors’ patent applications are granted, the patent term may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates have been or are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing, and regulatory review of product candidates, patents protecting our product candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Changes in United States patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing biotechnology patents is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.

For example, the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation can increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Because patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors were the first to either (i) file any patent application related to our product candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our or our licensor’s patents or patent applications. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, the patent positions of companies in the development and commercialization of biologics and pharmaceuticals are particularly uncertain. Recent United States Supreme Court and Federal Circuit rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. For example, recent Federal Circuit rulings such as Ariad Pharms., Inc. v. Eli Lilly & Co., 598 F.3d 1336, 1340 (Fed. Cir. 2010) (en banc), Wyeth & Cordis Corp. v. Abbott Labs, 720 F.3d 1380 (Fed. Cir. 2013), Enzo Life Scis., Inc. v. Roche Molecular Sys., 928 F.3d 1340 (Fed. Cir. 2019), and Idenix Pharms. LLC v. Gilead Scis. Inc., 941 F.3d 1149 (Fed. Cir. 2019), and Amgen Inc. v. Sanofi, 598 U.S. 594 (2023) have significantly heightened the standard for securing broad claims to pharmaceutical and biological products. In addition, recent Federal Circuit rulings such as In re Cellect, 81 F.4th 1216 (Fed. Cir. 2023) have expanded the bases for invalidating a patent under the judicially created doctrine of obviousness-type double patenting.

In addition to heightened patentability requirements, recent Supreme Court and Federal Circuit cases relating to biosimilar product approval under the BPCIA, have held that the “patent dance” provisions of the statute, which are intended to resolve any patent infringement issues before the approval of a biosimilar, are discretionary, and a biosimilar applicant can opt out by refusing to provide a copy of its application and manufacturing information to the biologic sponsor (see Sandoz Inc. v. Amgen Inc.,137 S. Ct. 1664 (2017). It may be that we do not learn of a biosimilar application until after FDA publishes its approval (see Immunex v. Samsung Bioepsis, 2:19-cv-117555-CCC-MF (D.N.J. Apr. 30, 2019). In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.

The patent protection and patent prosecution for our product candidates is dependent in part on third parties.

We or our licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our licensors, fail to establish, maintain, or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors are not fully cooperative or disagree with us as to the prosecution, maintenance, or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

We rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under some of our license agreements. We have not had and do not have primary control over these activities for some of our in-licensed patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If any of our licensors fail to appropriately prosecute and maintain patent protection for patents covering our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.

In addition, even where we have the right to control patent prosecution of patents and patent applications we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution.

Our technology acquired or licensed from various third parties may be subject to retained rights. Our predecessors or licensors often retain certain rights under their agreements with us, including the right to use the underlying technology for non-commercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

In addition, the research resulting in certain of our in-licensed patent rights and technology was funded in part by the United States government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The United States government also has the right to take title to these inventions if the applicable licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to United States industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.

Risks Related to Our Securities

The market price of our Common Stock is highly volatile.

The market price of our Common Stock has been, and is expected to continue to be, highly volatile. Certain factors, including announcements of new developments by us or other companies, regulatory matters, new or existing medicines or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of Common Stock by us, and subsequent sales of Common Stock by the holders of our options and warrants could have an adverse effect on the market price of our shares.

In addition, the securities markets from time-to-time experience significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock.

The sale or issuance of additional shares of our Common Stock or other equity securities could result in additional dilution to our stockholders.

In order to meet our operating cash flow needs, we may plan additional offerings of our equity securities, debt, or convertible debt instruments. The sale of additional equity securities, or the issuance of additional equity securities under our stock incentive plans, could result in significant additional dilution to our stockholders. The incurrence of indebtedness could result in debt service obligations and operating and financing covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

We are obligated to issue additional shares of our Common Stock in connection with our outstanding warrants if the warrant holders choose to exercise them. There are pre-funded warrants currently exercisable for 123,000 shares and other warrants currently exercisable for approximately 10.1 million shares with a weighted average exercise price of $2.61 per share. The exercise of these warrants will cause us to issue additional shares of our Common Stock and will dilute the percentage ownership of our stockholders. Further, if the Warrants issued in connection with this offering are exercised, investors in this offering could experience further dilution.

Certain provisions of our certificate of incorporation which authorize the issuance of shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock. The shares of preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any newly issued preferred stock could diminish the rights of holders of our Common Stock and therefore could reduce the value of our Common Stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our Common Stock.

We have never paid dividends and have no plans to do so.

Holders of shares of our Common Stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have paid no cash dividends on our shares of Common Stock and we do not expect to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our Common Stock will be in the form of appreciation, if any, in the market value of their shares of Common Stock.

Public company compliance may make it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act, the Dodd-Frank Act, the JOBS Act, the FAST Act, and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these rules and regulations, and amendments to them, to contribute to our compliance costs and to make certain activities more time-consuming and costly. As a public company, we also expect that these rules and regulations may make it difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of a majority of our stockholders.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the articles require the vote of a larger percentage of shares. Our Certificate of Incorporation, as amended, does not require the vote of a larger percentage of shares. As permitted under the Delaware General Corporation Law, our Bylaws give our board of directors the power to adopt, amend, or repeal our Bylaws. Our stockholders entitled to vote have concurrent power to adopt, amend, or repeal our Bylaws.

Broker-dealers may be discouraged from effecting transactions in shares of our Common Stock if we are considered to be a penny stock and thus subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stocks” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities have in the past constituted, and may again in the future, if we are delisted from Nasdaq, constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage broker-dealers from effecting transactions in shares of our Common Stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 (exclusive of personal residence) or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks.”

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, our Common Stock and related warrants could be delisted from the exchange.

Our Common Stock (GOVX) and related warrants (GOVXW) are currently listed on Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to continue to comply with the applicable listing standards.

Risks Related to this Offering

Investors in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of Common Stock. As a result, investors in this offering will incur immediate dilution of $            per share, based on the assumed public offering price of $            per Unit. Investors in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. See “Dilution” for a more complete description of how the value of your investment will be diluted upon the completion of this offering.

There is no public market for the Units or the Warrants.

There is no established public trading market for the Units or the Warrants offered hereby, and we do not expect a market to develop. In addition, we do not intend to apply to list such securities on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of such securities will be limited.

The Warrants are speculative in nature.

The Warrants offered in this offering do not confer any rights of Common Stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our Common Stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Stock and pay an exercise price of            % of the public offering price of the Units in this offering, prior to             years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. Moreover, following this offering, the market value of the Warrants is uncertain and there can be no assurance that the market value of the Warrants will equal or exceed their public offering price. There can be no assurance that the market price of the Common Stock will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the Warrants.

Our management will have broad discretion over the use of proceeds from this offering and may not use the proceeds effectively.

Our management will have broad discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering to advance our product candidates, including research and technical development, manufacturing, clinical studies, capital expenditures, and working capital. We may also use our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our operating results or enhance the value of our securities.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including amount of cash used in our operations, which can be highly uncertain, subject to substantial risks and can often change. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering.

The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of                        Units in this offering will be approximately $                      , after deducting the estimated placement agent fees as well as estimated offering expenses payable by us. We will only receive additional proceeds from the exercise of the Warrants if such Warrants are exercised at the exercise price of $              per share and the holders of such Warrants pay the exercise price of such Warrants in cash. We intend to use the net proceeds from this offering to advance our product candidates, including research and technical development, manufacturing, clinical studies, capital expenditures, and working capital.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our research and development efforts, the amount of proceeds actually raised in this offering and any cash generated by our operations. We, therefore, cannot predict the relative allocation of net proceeds that we receive in this offering and may allocate it differently than described above. As a result, management will have broad discretion over the deployment of the net proceeds from this offering.]

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

On September 25, 2020, our Common Stock began trading on The Nasdaq Capital Market under the symbol GOVX. The closing price of our Common Stock on the Nasdaq Capital Market on May      , 2025 was $          .

Dividend Policy

To date, we have paid no cash dividends on our shares of Common Stock and we do not expect to pay cash dividends on our Common Stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our Common Stock will be in the form of appreciation, if any, in the market value of their shares of Common Stock. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our Common Stock will be at the discretion of our Board of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is will be Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005, telephone 800-937-5449.

Holders of Common Stock

As of May 30, 2025, there were 24 holders of record of our Common Stock. A substantial number of our shares of Common Stock are held in street name and may, therefore, be held by additional beneficial owners. This number does not include beneficial owners for whom our securities are held by nominees in street name.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

●	on an actual basis; and

●

on an as adjusted basis to give effect to the issuance and sale by us of                       Units in this offering at the assumed public offering price of $            per Unit, after deducting the estimated placement agent fees and estimate offering expenses payable by us.

You should read this table together with our financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2025 (unaudited)
	Actual	As Adjusted
Cash and cash equivalents	$7,438,769	$
Total liabilities	2,935,334
Stockholder’s equity:
Common Stock	13,839
Additional paid-in capital	142,597,923
Accumulated deficit	(134,713,732)
Total stockholders’ equity	$7,898,030	$

The table and discussion above are based on 13,839,478 shares of Common Stock outstanding as of March 31, 2025, and                        shares as adjusted, and do not include, as of that date:

●	2,085,115 shares of Common Stock issuable upon the exercise of pre-funded warrants with an exercise price of $0.0001 per share;
●

10,052,862 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.61 per share (                       shares with a weighted average exercise price of $            per share, as adjusted); and

●	1,138,948 shares of Common Stock issuable upon exercise of outstanding options under our Stock Incentive Plans, at an average exercise price of $5.48 per share.

DILUTION

If you invest in our Units in this Offering, your interest will be diluted to the extent of the difference between the public offering price per share of Common Stock that is part of the Unit and the pro forma as adjusted net tangible book value per share of Common Stock.

Our net tangible book value is the amount of our total tangible assets less our total liabilities. Net tangible book value per share is our net tangible book value divided by the number of shares of Common Stock. Our net tangible book value at March 31, 2025 was $7,898,030, or $0.57 per share, based on 13,839,478 shares of our Common Stock outstanding at that date.

After giving effect to the sale of                        Units by us in this Offering at a public offering price of $            per share, and after deducting estimated placement agent fees and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2025 would have been approximately $           , or $            per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $            per share to our existing stockholders and an immediate dilution of $            per share to investors purchasing Unit in this Offering.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share (attributing no value to the warrants)	$
Net tangible book value per share as of March 31, 2025	$
Increase in net tangible book value per share attributable to new investors	$
Pro forma net tangible book value per share after this Offering	$
Dilution per share to new investors	$

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. The foregoing discussion and table do not take into account further dilution to new investors that could occur upon the exercise of outstanding warrants having a per share exercise or conversion price less than the per share offering price to the public in this offering. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The table and discussion above are based on 13,839,478 shares of Common Stock outstanding as of March 31, 2025, and                        shares as adjusted, and do not include, as of that date:

●	2,085,115 shares of Common Stock issuable upon the exercise of pre-funded warrants with an exercise price of $0.0001 per share;
●

10,052,862 shares of Common Stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.61 per share (                      shares with a weighted average exercise price of $            per share, as adjusted); and

●	1,138,948 shares of Common Stock issuable upon exercise of outstanding options under our Stock Incentive Plans, at an average exercise price of $5.48 per share.

BUSINESS

Overview

GeoVax Labs, Inc. (GeoVax, us, we or the Company) is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and solid tumor cancers using novel proprietary platforms. The Company’s lead clinical program is GEO-CM04S1, a next-generation COVID-19 vaccine which is currently being evaluated in three Phase 2 clinical trials, including:

●	A primary vaccine for immunocompromised patients, such as those with hematologic cancers and other patient populations for whom the current authorized COVID-19 vaccines are inadequate.
●

A booster vaccine in patients with chronic lymphocytic leukemia (CLL), which recently demonstrated superior immune responses versus an mRNA vaccine following an interim Data Safety Monitoring Board (DSMB) review.

●	A more robust booster vaccine among healthy adults who previously received an mRNA vaccine, with data readouts anticipated during 2025.

The Company’s lead clinical program in oncology is evaluating a novel oncolytic solid tumor gene-directed therapy, Gedeptin®, having recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. A Phase 2 clinical trial in first recurrent head and neck cancer, evaluating Gedeptin® combined with an immune checkpoint inhibitor is planned. Additionally, the Company is developing GEO-MVA, a vaccine targeting Mpox and smallpox, with clinical evaluation expected to begin in early 2026.

GeoVax’s portfolio of wholly owned, co-owned, and in-licensed intellectual property, stands at over 135 granted or pending patent applications spread over 23 patent families, which are discussed in greater detail in the “Our Intellectual Property” section.

Our Product Development Pipeline

The tables below summarize the status of our product development programs, which are discussed in greater detail in the following pages.

Clinical Development Programs

Product	Indication	Clinical Trial	Status
		Primary Vaccine for Immunocompromised/Stem Cell Transplant Patients (NCT04977024)	Phase 2 Currently enrolling
GEO-CM04S1	COVID-19	Booster Vaccine for Immunocompromised/Chronic Lymphocytic Leukemia Patients (NCT05672355)	Phase 2 Currently enrolling
		Booster Vaccine for Healthy Adults (NCT04639466)	Phase 2 enrollment closed, data expected during 2025
Gedeptin®	Head & Neck Cancer*	ICI Combination Therapy (NCT TBD)	Phase 2 planned

Preclinical Development Programs

Product	Indication	Status
GEO-MVA	Mpox & Smallpox Vaccine	Regulatory Discussions & Manufacturing Scale-up
GEO-EM01-Z	Ebola Zaire Vaccine**	Non-Human Primate (completed)
GEO-EM01-S	Ebola Sudan Vaccine**	Non-Human Primate (completed)
GEO-MM01	Marburg Vaccine**	Non-Human Primate (completed)
GEO-ZM02	Zika Vaccine**	Mouse Model (completed)

---------------

* Orphan Drug status granted

** Indication within FDA Priority Review Voucher program

Our Coronavirus Vaccine Programs

Severe respiratory illnesses caused by the SARS-CoV-2 virus, remain a serious public health issue of international concern. SARS-CoV-2 is an enveloped, single-stranded, positive-sense RNA virus belonging to the family Coronavidae within the genus beta-coronavirus. The genome of SARS-CoV-2 encodes one large Spike (S) protein that plays a pivotal role during viral attachment to the host receptor and entry into host cells. The S protein is the basis for most approved vaccines used to protect against SARS-CoV-2. Neutralizing antibodies targeting the receptor binding domain (RBD) subunit of the S protein block the virus from binding to host cells. Over 90% of all neutralizing antibodies produced in response to infection are directed to the RBD subunit.

Vaccines currently authorized for use in in the United States are primarily designed to induce antibodies specific for the S protein of SARS-CoV-2 but rely on different mechanisms for presentation or expression of the S antigen, including recombinant proteins, whole inactivated virus, defective adenovirus vectors (three different types) or mRNA. Unfortunately, the continued adaptation and mutation of SARS-CoV-2 has resulted in the emergence of variants that are not optimally neutralized by antibodies induced by currently available vaccines, reducing clinical efficacy. This has required the continued adjustment of vaccine composition and the repeated administration of booster doses. Moreover, these current vaccines tend to stimulate only modest T-cell responses, which have been shown to be critical for induction of long-term immune memory and for protection against severe COVID-19 disease. Recently, the FDA indicated the likely need for continued vaccine adjustments and boosters at least annually, similar to the approach used for influenza virus vaccines.

Modified Vaccinia Ankara (MVA) is the viral vaccine vector platform utilized in a number of our vaccine candidates, including our next generation SARS-CoV-2 product, GEO-CM04S1. There are several potential advantages to SARS-CoV-2 vaccines based on MVA vectors:

●

MVA has a large genetic coding capacity which provides the foundation for vaccines based on multiple SARS-CoV-2 proteins, instead of the singular focus on the S protein. This approach is intended to induce immune responses with greater breadth of specificity.

●	MVA is known to effectively induce durable T-cell responses in addition to antibodies.
●	MVA does not replicate in human cells, which contributes to it being an extremely safe vaccine platform for human vaccines.

As a result of the combination of these properties, MVA is an ideal vaccine vector platform for the design of the next generation COVID-19 vaccines. This is especially true when the need to correct for suboptimal vaccine-induced immune responses of certain patient populations with compromised immune systems is considered, including patients suffering from and/or being treated for a variety of cancers, organ transplant patients, and renal dialysis patients.

GEO-CM04S1 -- BARDA Project NextGen Award – Phase 2b Trial

In June 2024, we announced our receipt of an award through the Rapid Response Partnership Vehicle (RRPV) to advance development of GEO-CM04S1 in a Phase 2b clinical trial. The RRPV is a consortium funded by the BARDA, part of the Administration for Strategic Preparedness and Response (ASPR) in HHS.

On April 11, 2025, we received written notification from ATI (the Notice) directing the Company to immediately cease all work related to the ATI-RRPV Contract. The Notice instructed GeoVax to halt all activities associated with the project agreement, including all subcontracting, procurement of materials, and any other project-related expenditures. The Notice indicated that BARDA determined to terminate the contract for convenience to the government pursuant terms contained in the ATI-RRPV Contract.

GEO-CM04S1 for Immunocompromised/Cell Transplant Patients – The CDC and other global public health agencies identify immunocompromised patients, including patients with cancer, particularly those who have received treatment for hematologic malignancy, as highest risk for SARS-CoV-2 disease. SARS-CoV-2 infection can be very serious in these vulnerable patient groups, with hematologic cancer patients, including those receiving autologous (auto) and allogeneic (allo) hematopoietic cell transplant (HCT), and recipients of chimeric antigen receptor (CAR)-T cell therapies among the most vulnerable.

Our vaccine candidate, GEO-CM04S1, is based on a synthetic, attenuated Modified Vaccinia Ankara (sMVA) vector expressing both spike (S) and nucleocapsid (N) antigens of the SARS-CoV-2 virus and was initially developed at City of Hope (COH) Medical Center for immunocompromised patients. In a placebo-controlled Phase 1 clinical trial of healthy adults conducted by COH, GEO-CM04S1 was shown to be safe and immunogenic. In November 2021, GeoVax entered into a license agreement with COH, granting GeoVax exclusive worldwide rights to further develop and commercialize the vaccine.

Stem Cell Transplant Study. GEO-CM04S1 is being studied in an ongoing Phase 2 clinical trial (ClinicalTrials.gov Identifier: NCT04977024) to evaluate its safety and immunogenicity as a primary vaccine, compared to either the Pfizer/BioNTech or Moderna mRNA-based vaccine, in blood cancer patients who have previously received either an allogeneic hematopoietic cell transplant, an autologous hematopoietic cell transplant or CAR T cell therapy. MVA-vector based vaccines tend to produce an immune response quickly – in less than 14 days – with only mild side effects. The trial is the first to compare an investigational multi-antigenic SARS-CoV-2 vaccine to the current FDA-approved mRNA vaccines from Pfizer/BioNTech and Moderna in people who are immunocompromised. Such patients have often shown a suboptimal immune response after receiving currently available COVID-19 vaccines.

CLL Study. GEO-CM04S1 is also being studied in an investigator-initiated clinical trial (ClinicalTrials.gov Identifier: NCT05672355), as a booster vaccine in immunocompromised patients with chronic lymphocytic leukemia (CLL). Despite a high vaccination rate, CLL patients may be at high risk for lethal COVID-19 infection due to their compromised ability to generate protective antibody responses against COVID infections or to currently available vaccines. GEO-CM04S1 may be more effective at inducing protective immunity in CLL patients since MVA strongly induces T cell expansion even in the background of immunosuppression. Targeting both the S and N protein antigens broaden the specificity of the immune responses and may mitigate against the loss of efficacy associated with the inadequate antibody responses. The study is examining the use of two injections of GEO-CM04S1 three months apart to assess immune responses in these vulnerable patients, with the Pfizer-BioNTech Bivalent vaccine as the control arm.

In November 2024, the Data Safety Monitoring Board (DSMB) for this study conducted an interim data review. Following its review, the DSMB recommended that the study should continue enrollment of the experimental arm utilizing GEO-CM04S1, but that the mRNA control arm of the study should be halted as it failed to meet the predetermined primary immune endpoint. This suggests a potentially superior immune response in this vulnerable population. Further enrollment of the remaining patient participants is expected to be completed during 2025.

GEO-CM04S1 as a Booster Vaccine – GEO-CM04S1 is also being studied in a Phase 2 trial (ClinicalTrials.gov Identifier: NCT04639466), evaluating its use as a heterologous booster vaccine to current FDA-approved mRNA vaccines from Pfizer/BioNTech and Moderna.

Because GEO-CM04S1 is designed to stimulate potent humoral and cellular immune responses against both the S and N proteins of SARS-CoV-2, GeoVax believes its administration as a booster will induce a broader and more sustained immune response than that seen after mRNA vaccine boosting. In addition, GEO-CM04S1 may offer better protection against the significant sequence variation observed with the S antigen because the N antigen tends not to change significantly amongst variants.

The Phase 1 trial of GEO-CM04S1 (known at the time as COH-CM04S1) was designed as a dose-escalation safety study in healthy individuals between the ages of 18 to 55, who had not been previously infected or vaccinated with SARS-CoV-2. The primary objectives were to evaluate the safety, tolerability and immunogenicity of the GEO-CM04S1 administered at three different dose levels by intramuscular (IM) injection.

The Phase 2 booster study includes 63 healthy adults who were previously vaccinated with one of the FDA-approved SARS-CoV-2 mRNA vaccines, manufactured by either Pfizer/BioNTech or Moderna. The study is designed as a comparison trial to evaluate the safety profile and immunogenicity of 2 dose levels of GEO-CM04S1 when administered as a heterologous booster. The immunological responses measured throughout the study will include SARS-CoV-2 binding antibodies, as well as neutralizing antibody and T-cell responses against SARS-CoV-2 variants of concern (VOC), including the Delta and contemporaneous Omicron variants.

In February 2024, we announced positive initial safety and immune response findings at one month following vaccine administration. While the study is designed to evaluate the safety and immunogenicity of two GEO-CM04S1 dose levels. The trial remains blinded to dose of vaccine received, with study subjects being followed for a total of one year. To date, there have been no serious adverse events, and adverse events were in line with other routine vaccinations. The immunological responses measured throughout the study period include binding antibodies, as well as neutralizing antibodies against multiple SARS-CoV-2 variants (including contemporaneous Omicron variants) and specific T-cell responses. Consolidated data from all subjects tested one-month post-vaccination documented statistically significant increases in neutralizing antibody responses against multiple SARS-CoV-2 variants, ranging from the original Wuhan strain through Delta and Omicron XBB 1.5; additional testing against the JN.1 variant is underway.

Patient enrollment for this study has been completed. We expect data from this trial, which included a 1-year follow-up, to be available during 2025.

Gedeptin® - Solid Tumor Cancer Therapy

Gedeptin is a novel patented product/technology for the treatment of solid tumors through a gene therapy strategy known as Gene-Directed Enzyme Prodrug Therapy (GDEPT). In September 2021, GeoVax entered into an assignment and license agreement with PNP Therapeutics, Inc. (PNP), granting GeoVax exclusive worldwide rights to develop and commercialize Gedeptin. The Gedeptin technology was developed with funding support from the National Cancer Institute (NCI), part of the National Institutes of Health (NIH). GeoVax’s license to Gedeptin includes the rights to expand the use of Gedeptin to all human diseases and/or conditions including, but not limited to, other solid tumors.

In GDEPT, a replication-deficient adenovirus vector is used to infect and transduce tumor cells with a nonhuman gene, which expresses an enzyme that can convert an inactive prodrug into an active antitumor compound, in situ. A cycle of Gedeptin therapy consists of intra-tumoral injections of Gedeptin followed by administration of a prodrug, fludarabine phosphate, over a pre-defined time period. A Phase 1 dose ranging study, evaluating the safety of a single cycle of Gedeptin therapy, found the therapy to be well tolerated, with evidence of a reduction in tumor size in patients with solid tumors.

We recently completed a multi-site Phase 1b/2a trial (PNP-002) (ClinicalTrials.gov Identifier: NCT03754933), evaluating the safety and efficacy of repeat cycles of Gedeptin therapy in patients with advanced head and neck squamous cell carcinoma (HNSCC), with tumor(s) accessible for injection and no curable treatment options. The PNP-002 trial design involved repeat administration using Gedeptin followed by systemic fludarabine phosphate, in order to gain preliminary information on the utility of multiple cycles of Gedeptin therapy. This trial was intended to guide the design of larger studies involving patients at earlier stages in the disease process. This trial was funded in part by the FDA pursuant to its Orphan Products Clinical Trials Grants Program. The FDA has also granted Gedeptin orphan drug status for the intra-tumoral treatment of anatomically accessible oral and pharyngeal cancers, including cancers of the lip, tongue, gum, floor of mouth, salivary gland and other oral cavities.

During 2024 we convened a special clinical advisory board to conduct a comprehensive review of the PNP-002 trial results, together with the previously completed Phase 1 trial (PNP-001). This review concluded that Gedeptin demonstrated an acceptable safety and efficacy profile to support continued development. In addition, the therapy has demonstrated sufficient tumor stabilization/reduction activity to support plans to advance clinical development of Gedeptin therapy in an expanded Phase 2 clinical trial.

We have initiated activities in support of a Phase 2 clinical study, evaluating Gedeptin therapy in combination with an approved immune check point inhibitor (ICI) in first recurrent head and neck cancer scheduled for resection with curative intent. Key endpoints will include pathologic response rates and overall treatment outcomes. This study is anticipated to be a single cycle trial with surgery to follow in approximately 36 patients with pathologic response rate as the primary endpoint. We have initiated the necessary planning activities, including protocol development, manufacturing and CRO selection.

GEO-MVA – Mpox and Smallpox Vaccine

MVA was originally developed for use as a 3rd generation smallpox vaccine nearly 50 years ago. Its preferred use is for individuals with compromised immune systems; individuals that would be put at risk if administered the normal smallpox vaccine (vaccinia) which can replicate in human cells. It is also approved as the vaccine for other orthopox vaccines, including Mpox. As such, an added potential benefit of our vaccines is that in those regions where Mpox and/or smallpox are of concern, vaccines built on an MVA vaccine platform offer the prospect of protection against Mpox and smallpox.

In response to the global need to address the continued emerging threat from Mpox and the unique opportunity offered by MVA-based vaccines, in November 2022, GeoVax secured rights from the NIH covering preclinical, clinical and commercial uses of the NIH-MVA against Mpox or smallpox viruses. GeoVax previously demonstrated that an experimental HIV vaccine, utilizing NIH-MVA as the vaccine vector, protected non-human primates challenged with a lethal dose of the Mpox virus 3 years post-vaccination. Further, in August 2022, the City of Hope team, which originally developed GEO-CM04S1, published results demonstrating that both their proprietary sMVA (synthetic MVA) and GEO-CM04S1 (referred to as “COH04S1” in the publication) elicited robust orthopoxvirus-specific binding and neutralizing antibody responses. The authors concluded that GEO-CM04S1 and sMVA represent unique vaccine candidates to control the unforeseen global Mpox outbreak.

MVA is the vaccine currently used and stockpiled in the U.S. Strategic National Stockpile for immunization against the Mpox and smallpox viruses. The 2022 Mpox pandemic significantly depleted the U.S. Strategic National Stockpile of vaccines, exposing vulnerabilities in the nation's preparedness for emerging health threats. Compounding this issue is the nation's reliance on a single foreign manufacturer for smallpox and Mpox vaccines. This dependency poses a strategic risk, especially considering the current Clade I Mpox outbreak in Africa, characterized by a mortality rate as high as 10%, increasingly migrating to other regions worldwide.

GeoVax is now evaluating development and regulatory pathways towards expanding the public health options available to reduce and manage the risk of Mpox worldwide. The Company intends to successfully develop and commercialize GEO-MVA, becoming the first U.S.-based supplier of MVA as a vaccine against Mpox and smallpox. Clinical evaluation of the vaccine is expected to begin in early 2026. We have recently produced a cGMPclinical batch of GEO-MVA to support our clinical programs.

Other Infectious Disease Programs (Preclinical)

Hemorrhagic Fever Virus Vaccines (Ebola Zaire, Ebola Sudan, Marburg) -- Ebola (EBOV, formerly designated as Zaire ebolavirus), Sudan (SUDV), and Marburg viruses (MARV) are the most virulent species of the Filoviridae family, causing hemorrhagic fever illnesses with up to a 90% fatality rate in humans. In December 2019, FDA approved the first live recombinant Ebola vaccine for prevention of Ebola disease by Zaire virus. This rVSV-ZEBOV showed safety concerns in Phase 1 trials and by virtue of being replication competent could pose threats to immunocompromised individuals, such as those infected with HIV living in West Africa where recent Ebola epidemics started.

To address the unmet need for a product that can respond to future hemorrhagic fever outbreaks, we are developing vaccines utilizing our GV-MVA-VLP™ platform. As previously noted, the MVA vector itself is considered safe, having originally been developed for use in immunocompromised individuals as a smallpox vaccine. We expect our vaccines may not only protect at-risk individuals against EBOV, SUDV and MARV, but also potentially reduce or modify the severity of other re-emerging pathogens such as Bundibugyo, Ivory Coast, and Reston viruses, based on antigenic cross reactivity and the elicitation of T cells to the more conserved matrix proteins (e.g., VP40 or Z) in addition to standard GP proteins used by us and other manufacturers. Thus, the GeoVax GV-MVA-VLP™ approach could offer a unique combination of advantages to achieve breadth and safety of a pan-filo vaccine. In addition to protecting historically higher-risk populations in Africa, it is also intended to prevent the spread of disease to the U.S. and globally, and for preparedness against terrorist release of any of bio-threat pathogens in the U.S. and globally.

Our initial preclinical studies in rodents and nonhuman primates for our GEO-EM01-Z vaccine candidate have shown significant levels of protection against lethal doses of EBOV. Recent studies in lethal challenge guinea pig models demonstrated that GeoVax vaccines GEO-EM01-S and GEO-MM01 conferred 100% protection from death. These vaccines were subsequently evaluated in a rigorous cynomolgus macaque infectious challenge model. Vaccination protected nonhuman primates from viremia, weight loss and death following challenge with a dose of Sudan or Marburg virus that is lethal in nonvaccinated animals. Evaluation of immune responses following vaccination demonstrated presence of both neutralizing antibodies and functional T cells, indicating a breadth of responses that combine for optimal protection. The nonhuman primate studies conducted in collaboration with National Institute of Allergy and Infectious Diseases (NIAID) and the U.S. Department of Defense (DoD) have been completed and potential clinical development programs are being considered.

GEO-ZM02 for Zika – Zika disease is an emerging infectious disease caused by the Zika virus (ZIKV) and has been linked to an increase in microcephaly in infants and Guillain-Barre syndrome (a neurodegenerative disease) in adults. ZIKV is a member of the Flaviviridae family, which includes medically important pathogens such as dengue fever, yellow fever, Japanese encephalitis, tick-borne encephalitis, and West Nile viruses. Public health officials recommend avoiding exposure to ZIKV, delaying pregnancy, and following basic supportive care (fluids, rest, and acetaminophen) after infection.

To address the unmet need for a ZIKV vaccine, we are developing novel vaccine candidates constructed using our GV-MVA-VLP platform. MVA has an outstanding safety record, which is particularly important given the need to include women of child-bearing age and newborns among those being vaccinated. Our Zika vaccine is designed based on the NS1 gene product to eliminate the risk of Antibody Dependent Enhancement (ADE), which is a serious side effect observed when a vaccinated individual doesn’t have a fully protective immune response which actually causes a more virulent reaction if infected.

Our initial preclinical studies in rodents using our GEO-ZM02 vaccine candidate demonstrated 100% single-dose protection against a lethal dose of ZIKV delivered directly into the brain. In rhesus macaques, vaccination with GEO-ZM02 induced immune responses that effectively controlled the virus replication despite the fact the vaccine is not designed to induce ZIKV neutralizing antibodies. Further development of GEO-ZM02 will be dependent upon partnering support.

In January 2023, GeoVax announced that the U.S. Patent and Trademark Office issued a Notice of Allowance for Patent Application No. 17/000,768, titled “Method for Generating a ZIKV Immune Response Utilizing a Recombinant Modified Vaccinia Ankara Vector Encoding the NS1 Protein.” Preclinical studies demonstrated a single dose of GEO-ZM02 provided 100% protection against a lethal dose of Zika virus.

Malaria Vaccine – Exploratory Research – According to data from the World Health Organization (WHO), globally, malaria causes 227 million infections and 619,000 deaths annually. Despite decades of vaccine research, vaccine candidates have failed to induce substantial protection. Most of these vaccines are based on individual proteins that induce immune responses targeting only one stage of the malaria parasite’s life cycle. GeoVax’s MVA-VLP malaria vaccine candidates incorporate antigens derived from multiple stages of the parasite’s life cycle and are designed to induce an immune response with durable functional antibodies and CD4+ and CD8+ T cell responses, all hallmarks of an ideal vaccine-induced immune response.

We have collaborated with the Burnet Institute, a leading infectious diseases research institute in Australia, for the development of a vaccine to prevent malaria infection. The project included the design, construction, and characterization of multiple malaria vaccine candidates using GeoVax’s GV-MVA-VLP™ vaccine platform combined with malaria Plasmodium falciparum and Plasmodium vivax sequences identified by the Burnet Institute. The vaccine design, construction, and characterization were performed at GeoVax with immunogenicity and challenge studies in animal models conducted at Burnet Institute using their unique functional assays.

HIV – Due to our corporate refocusing of development efforts prioritizing our SARS-CoV-2 and cancer immunotherapy programs, and to a lack of continuing government support for our HIV vaccine development efforts, in 2022 we suspended active development of these programs. Our technology and intellectual property will remain available for out-license or partnering, but we are no longer devoting any significant corporate resources to this program.

Of interest, results from a clinical study of a combinational HIV therapy that included GeoVax’s HIV booster vaccine candidate, MVA62B were presented at the Conference on Retroviruses and Opportunistic Infections (CROI) held February 19-22, 2023 in Seattle, Washington. The data presented were part of an effort led by researchers at the University of California, San Francisco (UCSF), to develop a combinational therapy aimed at inducing remission in HIV-positive individuals (a “functional cure”). The primary objectives of the proof-of-concept trial were to assess the safety and tolerability of the combinational therapy and to determine the viral load “set-point” during antiviral treatment interruption. Secondary objectives were to assess immune responses and changes in viral reservoir status. The clinical trial was led by Steven Deeks, M.D. of UCSF, a world leader in therapeutic approaches to HIV infections, and was one of the most comprehensive tests to date for the ability of synergistic approaches to control HIV infection. The studies were conducted with funding from amfAR, The Foundation for AIDS Research. The overall goal of this trial was to induce immune responses that could potentially control HIV replication in patients in the absence of antiviral drugs. The data presented by the UCSF researchers indicated very high levels of immunogenicity (particularly T cell immunity), despite the fact these occurred in technically immunocompromised patients. These results further validate the ability of the MVA-VLP platform to stimulate a robust T-cell response to various diseases.

Further development of our Hemorrhagic Fever, Zika, Malaria and HIV programs will be dependent upon additional funding support via federal grants, corporate collaborations, or other sources.

Our GV-MVA-VLP™ Platform

GeoVax’s GV-MVA-VLP™ vaccine platform utilizes Modified Vaccinia Ankara (MVA), a large virus capable of carrying several vaccine antigens, that expresses proteins that assemble into virus-like particles (VLP) immunogens in the person receiving the vaccine. The production of VLPs in the person being vaccinated can mimic the virus production that occurs in a natural infection, stimulating both the humoral and cellular arms of the immune system to recognize, prevent, and control the target infection. The MVA-VLP derived vaccines can elicit durable immune responses in the host similar to a live-attenuated virus, while providing the safety characteristics of a replication-defective vector.

Vaccines typically contain agents (antigens) that resemble disease-causing microorganisms. Traditional vaccines are often made from weakened or killed forms of the virus or from its surface proteins. Some newer vaccines use recombinant DNA (deoxyribonucleic acid) technology to generate vaccine antigens in bacteria or cultured cells from specific portions of the DNA sequence of the target pathogen. The generated antigens are then purified and formulated for use in a vaccine. We believe the most successful of these purified antigens have been non-infectious virus-like particles (VLPs) as exemplified by vaccines for hepatitis B (Merck’s Recombivax® and GSK’s Engerix®) and Papilloma viruses (GSK’s Cervarix®, and Merck’s Gardasil®). Our approach uses recombinant DNA and/or recombinant MVA to produce VLPs in the person being vaccinated (in vivo) reducing complexity and costs of manufacturing. In human clinical trials of our HIV vaccines, we believe we have demonstrated that our VLPs, expressed from within the cells of the person being vaccinated, can be safe, yet elicit both strong and durable humoral and cellular immune response.

VLPs mimic authentic viruses in form but are not infectious or capable of replicating and can cause the body’s immune system to recognize and kill targeted viruses to prevent an infection. VLPs can also train the immune system to recognize and kill virus-infected cells to control infection and reduce the length and severity of disease. One of the biggest challenges with VLP-based vaccines is to design the vaccines in such a way that the VLPs will be recognized by the immune system in the same way as the authentic virus would be. We design our vaccines such that, when VLPs for enveloped viruses like HIV, Ebola or Marburg are produced in vivo (in the cells of the recipient), they include not only the protein antigens, but also an envelope consisting of membranes from the vaccinated individual’s cells. In this way, they are highly similar to the virus generated in a person’s body during a natural infection. VLPs produced in vitro (in a pharmaceutical plant), by contrast, have no envelope or, envelopes from the cultured cells (typically hamster or insect cells) used to produce them. We believe our technology therefore provides distinct advantages by producing VLPs that more closely resemble the authentic viruses. We believe this feature of our immunogens allows the body’s immune system to more readily recognize the virus. By producing VLPs in vivo, we believe we also avoid potential purification issues associated with in vitro production of VLPs.

Figure 1 below shows examples of thin section electron micrographs of actual viruses and VLPs for these viruses expressed by GeoVax MVA-VLP vaccines.

Figure 1. Comparison of MVA-VLPs and native virus structures

In the MVA-VLP platform, we take advantage of MVA’s large “coding capacity” to insert genes that encode multiple proteins, the combination of which is adequate to support the generation of VLPs by the MVA infected cells. Utility has been demonstrated for multiple vaccine candidates wherein the MVA-encoded viral matrix proteins and glycoproteins assemble into VLPs. MVA was originally developed as a safer smallpox vaccine for use in immune-compromised individuals. It was developed by attenuating the standard smallpox vaccine by passaging it (over 500 passages) in chicken embryos or chicken embryo fibroblasts, resulting in a virus with limited ability to replicate in human cells (thus safe) but with high replication capability in avian cells (thus cost effective for manufacturing). The modifications also resulted in the loss of immune evasion genes which assist the spread of wild type smallpox infections, even in the presence of human immune responses.

We collaborated with the laboratory of Dr. Bernard Moss at NIH/NIAID on four different generations of MVA vectors, spanning over 15 years of collaboration, to effectively express vaccine proteins that assemble into VLPs. These efforts led to the development of different shuttle vectors and the identification of multiple insertion sites for introducing foreign genes encoding the vaccine target proteins into MVA in a manner that optimizes each product for manufacturing stability. Each MVA-VLP vaccine has up to two expression cassettes, each encoding one or more antigens selected from pathogens of interest. At a minimum, each vaccine expresses two antigens required for VLP formation. In the case of HIV and hemorrhagic fever vaccines for example, a viral matrix protein and an envelope glycoprotein. We use a synthetic early late promoter that provides high, yet not lethal, levels of insert expression, which is initiated immediately after infection in cells of the vaccinated individual.

Our GV-MVA-VLP™ vaccine platform affords other advantages:

●

Safety: Safety for MVA, generally, has been shown in more than 120,000 subjects in Europe, including immunocompromised individuals during the initial development of MVA and more recently with the development of MVA as a safer vaccine against smallpox. Our HIV vaccines demonstrated outstanding safety in multiple human clinical trials.

●

Durability: Our technology raises highly durable (long-lasting) vaccine responses. We hypothesize that elicitation of durable vaccine responses is conferred on responding B cells by the vaccinia parent of MVA, which raises highly durable responses for smallpox.

●

Limited pre-existing immunity to vector: Following the eradication of smallpox in 1980, smallpox vaccinations subsequently ended, leaving all but those born before 1980 and selected populations (such as vaccinated laboratory workers and first responders) unvaccinated and without pre-existing immunity to MVA-derived vaccines. A potential interference of pre-existing immunity to a vector may be more problematic with those vectors related to parent viruses used in routine vaccinations (e.g., measles) or constitute common viruses that infect people of all ages (e.g., cytomegalovirus).

●

Repeated use of the platform for different vaccines used in sequence. In mouse experiments, we have shown that two of our vaccines (e.g., GV-MVA-VLP-Zika followed by GV-MVA-VLP-Ebola) can be given at < 4 week intervals without any negative impact on their immunogenicity (lack of vector immunity).

●	No need for adjuvants: MVA generally stimulates strong innate immune responses and does not require the use of adjuvants.
●	Protection against Mpox and Smallpox: MVA vectored vaccines have been previously shown to provide potential protection against Mpox and Smallpox.
●	Thermal stability: MVA is stable in both liquid and lyophilized formats (> 6 years of storage).
●

Genetic stability and manufacturability: If appropriately engineered, MVA is genetically stable and can reliably be manufactured in either the established Chick Embryo Fibroblast cell substrate, or novel continuous cell lines that support scalability as well as greater process consistency and efficiency.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in our ongoing research and development activities and in the manufacture of our products. Complying with these regulations involves considerable expertise, time and expense.

In the United States, drugs and biologics are subject to rigorous federal and state regulation. Our products are regulated under the Federal Food, Drug and Cosmetic Act (FD&C Act), the Public Health Service Act, and the regulations promulgated under these statutes, and other federal and state statutes and regulations. These laws govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of medications and medical devices. Product development and approval within this regulatory framework is difficult to predict, takes several years and involves great expense. The steps required before a human vaccine may be marketed in the United States include:

●	Preclinical laboratory tests, in vivo preclinical studies and formulation studies;
●	Manufacturing and testing of the product under strict compliance with current Good Manufacturing Practice (cGMP) regulations;
●	Submission to the FDA of an Investigational New Drug application for human clinical testing which must become effective before human clinical trials can commence;
●	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;
●	The submission of a Biologics License Application (BLA) to the FDA, along with the required user fees; and
●	FDA approval of the BLA prior to any commercial sale or shipment of the product.

Before marketing any drug or biologic for human use in the United States, the product sponsor must obtain FDA approval. In addition, each manufacturing establishment must be registered with the FDA and must pass a pre-approval inspection before introducing any new drug or biologic into commercial distribution.

The Emergency Use Authorization (EUA) authority granted to the FDA allows the FDA to help strengthen the nation’s public health protections against certain threats by facilitating the availability and use of medical countermeasures needed during public health emergencies. Under Section 564 of the FD&C Act, the FDA Commissioner may allow unapproved medical products or unapproved uses of approved medical products to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by threat agents when there are no adequate, approved, and available alternatives. This potentially may provide a faster pathway to market for our COVID-19 or other infectious disease vaccine candidates. This was the approval pathway followed by Pfizer-BioNTech and Moderna for their respective COVID-19 vaccines.

Because GeoVax does not manufacture vaccines for human use within our own facilities, we must ensure compliance both in our own operations and in the outsourced manufacturing operations. All FDA-regulated manufacturing establishments (both domestic establishments and foreign establishments that export products to the United States) are subject to inspections by the FDA and must comply with the FDA’s cGMP regulations for products, drugs and devices.

The FDA determines compliance with applicable statutes and regulations through documentation review, investigations, and inspections. Several enforcement mechanisms are available to the FDA, ranging from a simple demand to correct a minor deficiency to mandatory recalls, closure of facilities, and even criminal charges for the most serious violations.

Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

Whether or not the FDA has approved the drug, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.

We also are subject to various federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted.

Recent Government Initiatives

US Regulators and Senior White House and Congressional Leaders have recently announced multiple objectives and initiatives that may impact GeoVax. These include:

-	The reshoring and protection of the domestic biotech ecosystem – GeoVax represents the first domestic source for smallpox and Mpox production which is currently controlled by a single foreign entity.
-	Replenishing the US stockpile with additional vaccines addressing Mpox, smallpox and hemorrhagic fever viruses – GeoVax has multiple products in advanced stages of development.
-

Assisting African countries in their quest to prevent an array of debilitating illnesses including those caused by Mpox, smallpox and hemorrhagic fever viruses– GeoVax has multiple products in advanced stages of development.

FDA Tropical Disease Priority Review Voucher Program

Section 524 of the FD&C Act authorizes the FDA to award priority review vouchers (PRVs) to sponsors of approved tropical disease product applications that meet certain criteria. To qualify for a PRV, a sponsor’s application must be for a drug or biological product for the prevention or treatment of a “tropical disease,” must otherwise qualify for priority review, and must contain no active ingredient (including any salt or ester of an active ingredient) that has been approved in any other application under Section 505(b)(1) of the FD&C Act or Section 351 of the Public Health Services Act. Priority review means that the FDA aims to render a decision in 6 months.

The PRV may be sold. For example, a small company might win a voucher for developing a drug for a neglected disease and sell the voucher to a large company for use on a commercial disease. The price of the voucher depends on supply and demand. The voucher’s value derives from three factors: shifting sales earlier, longer effective patent life due to earlier entry, and competitive benefits from earlier entry relative to competitors. Top-selling treatments can yield billions in sales each year, so being approved months earlier can be worth hundreds of millions of dollars to the voucher. Since the first voucher sale in 2014, the price of the vouchers has ranged from $68 million to $350 million.

GeoVax believes that its vaccine programs in Ebola, Sudan, Marburg, Malaria and Zika may each be eligible for a PRV and we intend to apply for a PRV at the appropriate time. There can be no assurance, however, that we will qualify or be approved for a PRV.

Manufacturing

To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities and in accordance with regulatory standards, either on our own or through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities that are commercially viable.

Rather than establishing the necessary facilities to manufacture any of the clinical or commercial supplies of our products, our strategy is to rely on established, recognized third-party contract manufacturers to produce materials needed for research and clinical trials. We have arrangements with third party manufacturers for the supply of products for use in our planned clinical trials. These suppliers operate under the FDA’s Good Manufacturing Practices and (in the case of European manufacturers) similar regulations of the European Medicines Agency. We anticipate that these suppliers will be able to provide sufficient supplies to complete our currently planned clinical trials. Various contractors are generally available in the United States and Europe for manufacture of materials for clinical trial evaluation, however, it may be difficult to replace existing contractors for certain manufacturing and testing activities and costs for contracted services may increase substantially if we switch to other contractors.

The raw materials and other supplies that are used in the production process for our vaccines and that we use in our research activities are generally available from a number of commercial suppliers and we believe we will be able to obtain sufficient quantities of such materials and supplies for all foreseeable clinical investigations.

Transition to high-yield, scalable MVA manufacturing process – Currently, MVA vaccines are manufactured in primary cell cultures ofchicken embryonic fibroblasts (CEF) derived from SPF eggs, a suboptimal and time-consuming process useful primarily for niche markets and stockpile reserves. After exploring various approaches to growing MVA, utilizing continuous avian cell lines in bioreactors more suitable for high-yield, commercial-scale manufacturing, we have accelerated activities towards fully implementing a proprietary, continuous avian cell line manufacturing system that will provide lower-cost, scalable versatility for broad MVA vaccine and immunotherapy applications. To this end, in September 2023, we announced the signing of a commercial multi-product license agreement for ProBioGen's AGE suspension cell line, an innovative and proven platform that should enable high-yield and scalable production, ensuring efficient industrial manufacturing processes. The AGE1 cell line's versatility allows it to support a wide range of viruses and vaccine types, enhancing its suitability for various vaccines in development and as a replacement for traditional production systems. MVA grows particularly well on this cell line, making it even more advantageous for vaccine development. The Company's transition to an innovative advanced MVA manufacturing process is anticipated to provide scalable, flexible, and cost-effective vaccine production, reducing reliance on foreign vaccine manufacturers and reinforcing domestic biosecurity.

Developing a high-yield, high-capacity process to produce MVA-based vaccines and immunotherapies constitutes a transformational development – for GeoVax, biomedicine, and the public’s health. By advancing our MVA manufacturing to a modern, interchangeable process, we are on course to expand MVA applications from stockpile-based solutions for niche medical markets to respond to world needs on a timely basis, whenever and wherever they arise. We believe that this capability puts us in the position to be the first supplier of MVA-based vaccines to implement such a transformative manufacturing process and becoming the first U.S.-based supplier of the MVA vaccine to prevent Mpox, smallpox and other pox-related viruses.

Competition

Our product candidates face, and will continue to face, intense competition from large pharmaceutical companies, specialty pharmaceutical and biotechnology companies as well as academic and research institutions. We compete in an industry that is characterized by rapid technological change; evolving industry standards; emerging competition; and new product introductions. Competitors have existing products and technologies that will compete with our pipeline candidates and technologies and may develop and commercialize additional products and technologies that will compete with our pipeline candidates and technologies. Because competing companies and institutions may have greater financial resources than us, they may be able to provide broader services and product lines; and make greater investments in research and development. Competitors may also have greater development capabilities than we do and have substantially greater experience in undertaking nonclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. They may also have greater name recognition and better access to customers.

We face general market competition from several subsectors of the vaccine development field, including large, multinational pharmaceutical companies including Sanofi, GSK, Merck, Janssen, Mitsubishi Tanabe, Takeda, and Pfizer; mid-size pharmaceutical companies and emerging biotechnology companies including Dynavax, Novavax Inc., Moderna, BioNTech and Bavarian Nordic; and academic and not-for-profit vaccine researchers and developers including the NIH. The industry is typified by extensive collaboration, licensing, and merger and acquisition activity despite the intense competition.

More than forty COVID-19 vaccines are currently authorized for use in one or more countries around the world, including three in the United States (from Pfizer/BioNTech, Moderna, and Janssen). All these vaccines are based on the S protein of the SARS-CoV-2 virus but rely on different mechanisms for presentation or expression of the S antigen, including whole, inactivated virus, defective adenovirus vectors (three different types) or mRNA. The WHO reports that there are 180 COVID products in clinical development.

A number of companies are developing various types of therapeutic vaccines or other immunotherapy approaches to treat cancer including Advaxis, Immune Design, Oncothyreon, Bavarian Nordic, Roche Pharmaceuticals, Merck & Co, Bristol Myers Squibb, and AstraZeneca plc.

There are currently no FDA licensed and commercialized Zika vaccines, or hemorrhagic fever virus vaccines (other than for Ebola Zaire) available in the world market. We are aware of several development-stage and established enterprises, including major pharmaceutical and biotechnology firms, which are actively engaged in vaccine research and development in these areas. For hemorrhagic fever viruses, these include NewLink Genetics and Merck, Johnson & Johnson, Novavax, Inovio and GlaxoSmithKline. For Zika, these include NewLink Genetics, Inovio, Merck, Butantan Institute and NIH (NIAID). In December 2019, the FDA approved the first vaccine (ERVEBO®) for prevention of Ebola Zaire, developed by Merck.

In October 2021, the WHO approved the first malaria vaccine, RTS, S. It requires 4 doses and is based on a single antigen and has modest efficacy (approximately 50%, depending on the age of subjects), the WHO has defined a Road Map for developing and licensing of next generation malaria vaccines. More recently, a vaccine, R21/Matrix-M™️, jointly developed by Oxford University and the Serum Institute of India has met the WHO targeted efficacy to block both infection and transmission of malaria with at least a 75% efficacy rate.

Our Intellectual Property

Our commercial success depends in part on our ability, and our licensors’ ability, to obtain and maintain proprietary protection for our clinical product candidates, including our MVA-VLP-based vaccines, our in-licensed synthetic MVA COVID-19 vaccine candidate, and our in-licensed Gedeptin gene-directed enzyme prodrug therapy, and methods of treatment using the same.

We, and in collaboration with our licensors for our in-licensed assets, seek patent protection on each of our product and developmental candidates and, where applicable, on combinations with other therapeutic and/or antigenic agents and dosing schedules. Our success also depends on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. patent applications and, where appropriate, foreign patent applications covering our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. We collaborate with our licensors to ensure the filing of U.S. patent applications and, where appropriate, foreign patent applications covering our in-licensed technology, inventions, and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit, where appropriate, from statutory frameworks in the United States, Europe, and other countries that provide a period of clinical data exclusivity to compensate for the time required for regulatory approval of our clinical product candidates.

We continually assess and refine our intellectual property strategies as we develop new technologies and product candidates. We plan to file additional patent applications based on our intellectual property strategies where appropriate, including where we seek to improve our basic technology, adapt to competition, or to improve business opportunities. Further, we plan to file patent applications, as we consider appropriate under the circumstances, to protect new technologies that we develop. Our patent filing strategy typically includes seeking patent protection in the United States and, wherein appropriate, in additional countries where we believe such protection is likely to be useful.

Currently, our owned, co-owned, and in-licensed patent estate, on a worldwide basis, includes 18 granted or allowed U.S. patent applications, 18 pending U.S. patent applications; 31 granted foreign patents, 67 pending foreign patent applications, 1 Patent Cooperation Treaty (PCT) application, and 1 U.S. provisional application spread over 23 patent families. The term of individual patents depends upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application which serves as a priority application. In addition, we plan to seek patent term adjustments, restorations, and/or patent term extensions where applicable in the United States and other jurisdictions. For example, depending upon the timing, duration, and specifics of FDA approval of our vaccine products, some of our U.S. patents may be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Amendments,” and codified as 35 U.S.C. § 156. 35 U.S.C. § 156 permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one half the time between the effective date of an Investigational New Drug (IND) application and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved vaccine product is eligible for such an extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office (USPTO), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks are also available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions on any of our, or our exclusively licensed, issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however, there is no guarantee that the applicable regulatory authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Further, even if our patent is extended, the patent, including the extended portion of the patent, may be held invalid or unenforceable by a court of final jurisdiction in the United States or a foreign country.

We wholly own one granted U.S. patent (US 11,701,418) directed to preventive vaccines against Ebola virus, and one granted U.S. patent (US 11,896,657) directed to Marburg virus and uses thereof. These patents, where issued, valid, and enforceable, will expire in 2036, exclusive of any patent term extensions.

We wholly own one granted U.S. patent (US 11,638,750) directed to preventive vaccines against Zika virus and uses thereof. This patent where issued, valid, and enforceable, will expire in 2037, exclusive of any patent term adjustments.

We wholly own two granted U.S. patents (U.S. 11,311,612 and US 11,857,611), and an allowed U.S. patent application directed to preventive vaccines against malaria and use thereof. These applications, where issued, valid, and enforceable, will expire in 2038, exclusive of any patent term adjustments or extensions.

We wholly own two patent families, which include three granted U.S. patents (U.S. 11,278,607, U.S. 11,413,341 and U.S. 12,247,214), and granted foreign applications in Australia, Europe (validated in Germany, Spain, France, Great Britain, Italy, Poland, Turkey, and Switzerland), China, Japan, and India directed to our immuno-oncology vaccine compositions and methods of use thereof. Applications are pending in the United States, Canada, China, and Hong Kong. The patent applications of these families, where issued, valid, and enforceable, will expire between 2037-2040, exclusive of any patent term adjustments or extensions.

We wholly own one pending patent family directed to various MVA-based vaccines for the treatment of SARS CoV-2. Applications have been filed in the United States, Argentina, Australia, Brazil, Canada, China, Hong Kong, the European Patent Office, Israel, Japan, South Korea, Mexico, South Africa, and Taiwan. The patent applications in these families, if issued, valid, and enforceable, will expire in 2041, exclusive of any patent term adjustments or extensions. We have non-exclusively in-licensed from the NIH 2 patent families directed to certain aspects of our MVA-viral backbone used in our SARS-CoV2 vaccine, which will expire between 2027 and 2032. We have non-exclusively in-licensed from the NIH 2 patent families relating to coronavirus spike protein compositions relevant to our MVA SARS-CoV2 vaccine candidates. The patent applications for these families, where issued, valid, and enforceable, will expire between 2037 and 2041, exclusive of any patent term adjustments or extensions.

We also wholly own one pending PCT application directed to pan-betacoronovirus MVA-based vaccines. This patent family if issued, valid and enforceable, will expire in 2045, exclusive of any patent term adjustments or extensions.

We co-own with Leidos, Inc. one patent family directed to viral constructs for use in enhancing T-cell priming during vaccination. Applications have been filed in United States, Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, Mexico, and Taiwan. The patent applications in this patent family, if issued, valid, and enforceable, will expire in 2042, exclusive of any patent term adjustments or extensions.

The MVA backbone that we have been using in several of our vaccines was provided to us by the laboratory of Dr. Bernard Moss of the NIAID, Laboratory of Viral Diseases (LVD). We have a non-exclusive commercial license to the NIH MVA backbone for our SARS CoV-2 vaccine with the NIAID of the NIH on behalf of the United States, which includes the use of certain patents and patent applications arising from the Moss laboratory and the provided materials. This non-exclusive commercial license was further amended in December 2023 to expand the Field of Use to include the use of our SARS-CoV-2 vaccine against smallpox and/or Mpox. We also have a non-exclusive research and development license to use the MVA backbone for our other vaccine candidates. If we later decide to commercialize vaccine candidates that are under the research and development license, we will need to negotiate appropriate commercialization licenses. These in-licensed NIH patents and patent applications, if and where issued, valid, and enforceable, will expire between 2027 and 2032.

In November 2022, we executed a Material Transfer Agreement (MTA) with the NIH for the clinical and commercial use of an unmodified (parental) MVA 1974/NIH Clone I as a vaccine against monkeypox virus. The MTA is royalty-free, non-exclusive, and worldwide.

We have exclusively in-licensed five patent families from COH in the field of vaccine products targeted for prevention, reduction, amelioration or treatment of coronaviruses, including SARS-CoV-2, pursuant to an Exclusive License Agreement entered into on November 9, 2021, and as further amended on April 11, 2023. The in-licensed patent families are directed to synthetic MVA vectors, including synthetic MVA vaccines encoding one or more SARS-CoV-2 antigens, and their methods of production and use including for the prevention of a coronavirus and monkeypox infection, and encompass COH04S1, a multi-antigenic pan-SARS vaccine currently undergoing Phase 2 human clinical trials. These in-licensed COH patent families, if issued, valid, and enforceable, will expire between 2041 and 2043, exclusive of any patent term adjustments or extensions.

We have also exclusively in-licensed two additional patent families from COH in the field of vaccine products targeted for prevention, reduction, amelioration or treatment of SARS-CoV-2 variants. The in-licensed patent families are directed to synthetic MVA vectors, including synthetic MVA vaccines encoding one or more SARS-CoV-2 variant antigens, and their methods of production and use. Applications have been filed in the United States. These in-licensed COH patent families, if issued, valid, and enforceable, will expire in 2042, exclusive of any patent term adjustments or extensions.

We have exclusively in-licensed two patent families from the University of Alabama at Birmingham (UAB) and the Southern Research Institute (SRI) pursuant to an Assignment and License Agreement with PNP entered into on September 28, 2021. The two patent families are directed to the use of tail-mutant purine nucleoside phosphorylase enzymes and fludarabine for the treatment of cancer, and cover aspects of the use of our Gedeptin clinical product candidate. These in-licensed patent families, where issued, valid, and enforceable, will expire between 2029 and 2032, exclusive of any patent term adjustments or extensions.

We cannot be certain that any of the current pending patent applications we have or have licensed, or any new patent applications we may file or license, will ever be issued in the United States or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents and may acquire additional patents or proprietary rights relating to products or processes competitive to ours. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous to us, if available at all.

We also expect to benefit, where appropriate, from statutory frameworks in the United States, Europe, and other countries that provide a period of regulatory exclusivity to compensate for the time and cost required in securing regulatory approval of our clinical products. For example, in 2010, the United States enacted the Biologics Price Competition and Innovation Act (BPCIA). Under the BPCIA, innovator manufacturers of biological products may be granted 12 years of exclusive use before biosimilar versions of such products can be licensed for marketing in the U.S. This means that the FDA may not approve an application for a biosimilar version of our products until 12 years after the date the product is approved for sale (with a potential six-month extension of exclusivity if certain pediatric studies are conducted and the results accepted by the FDA), although a biosimilar application may be submitted four years after the date we receive approval from the FDA to sell our product. Additionally, the BPCIA establishes procedures by which potentially relevant patents may be shared and litigation over patents may proceed in advance of approval. The BPCIA also provides incentives to biosimilar applicants by providing a period of exclusivity to the first biosimilar of a product approved by the FDA. The 12-year data exclusivity provision of the BPCIA does not prevent a competitor from seeking marketing approval of one of our products, or a product similar thereto, by submitting its own, original BLA.

We intend to benefit, where applicable, from additional market exclusivity provisions in various jurisdictions that reward the treatments of rare diseases. For example, in the United States under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a vaccine product intended to prevent or treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication; in the latter case, because health care professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite our orphan exclusivity.

We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial conditions or results of operations. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

In addition to patents, we rely upon unpatented, proprietary trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees, and consultants, and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Primary License Agreements

City of Hope License – On November 9, 2021, we entered into an Exclusive License Agreement (COH License) with COH, a California nonprofit public benefit corporation, under which the Company obtained exclusive worldwide rights to further develop and commercialize COH04S1, a multi-antigenic SARS-CoV-2 vaccine currently undergoing Phase 2 human clinical trials. The COH License grants GeoVax exclusive rights to key patents, know-how, regulatory filings and clinical materials for use against COVID-19. The terms of the COH License include milestone payments due upon the achievement of selected development, regulatory and sales events. The Company will also pay COH an annual royalty on net sales of products covered by the patents licensed from COH on a country-by-country and licensed product-by-licensed product basis, subject to specified reductions.

Gedeptin License – On September 28, 2021, we entered into an Assignment and License Agreement (Gedeptin License) with PNP under which the Company obtained exclusive worldwide rights to key intellectual property, including Gedeptin patents, know-how, regulatory filings, clinical materials, and trademarks. The Gedeptin patent portfolio was originally licensed from UAB and SRI by PNP. Under the terms of the Gedeptin License, the Company is the successor to PNP under the Exclusive License Agreement between UAB, SRI and PNP, and has acquired the exclusive rights to develop and commercialize Gedeptin, a novel patented product for the treatment of solid tumors.

The terms of the Gedeptin License include milestone payments due upon the achievement of selected development and regulatory events. The Company will also pay tiered percentage annual royalties in the low-to-mid teens on Net Sales (as defined in the Gedeptin License) of products covered under the Gedeptin License on a country-by-country and product-by-product basis, subject to specified reductions. The Gedeptin License will remain in effect during the original term, which concludes upon FDA approval of a generic or biosimilar product, and then will automatically renew for 5-year additional terms, subject to customary termination rights.

NIH Licenses – On December 16, 2022, the Company entered into a Clinical Materials Transfer Agreement (MVA Vaccine Agreement) under which the Company has the right to develop and commercialize the unmodified (parental) MVA 1974/NTH Clone l strain as a vaccine against Mpox and smallpox.

On November 25, 2020, the Company entered into a Patent and Biological Materials License Agreement for Internal Research Use (Research License) with HHS, as represented by NIAID, in support of the Company’s non-clinical development of vaccines against numerous pathogens. The Research License allows GeoVax to use these materials and patent rights owned by agencies of the HHS in combination with the Company’s proprietary technology for the creation of preventive and/or therapeutic MVA-VLP vaccines against Ebola-Zaire virus, Ebola-Sudan virus, Lassa virus, Marburg virus, Zika virus and malaria. The agreement also extends to the Company’s research and development efforts in certain oncology areas. The agreement provides GeoVax with nonexclusive rights for the nonclinical development and manufacturing of its vaccine and immunotherapy candidates using HHS patents and materials.

On October 22, 2020, the Company entered into a Patent and Biological Materials License Agreement (COVID License) with HHS, as represented by NIAID, in support of the Company’s development of a vaccine against SARS-CoV-2, the virus that causes COVID-19. The COVID License allows GeoVax to use these materials and patent rights owned by agencies of the HHS in combination with the Company’s proprietary technology for the creation of a preventive MVA-VLP vaccine that primes and/or boosts the immune system against COVID-19. The COVID License provides GeoVax with nonexclusive rights to develop, manufacture and commercialize its COVID-19 vaccine and includes access to NIAID’s patent rights in the stabilized S protein, which is the protein that SARS-CoV-2 uses to gain entry into human tissue. In December 2023, the COVID License was amended to expand GeoVax’s commercial license to include Mpox and smallpox as additional indications.

Research and Development

Our expenditures for research and development activities were $5.4 million during the three-months ended March 31, 2025 and $23.7 million and $20.7 million during the years ended December 31, 2024 and 2023, respectively. As our vaccines continue to go through the process to obtain regulatory approval, we expect our research and development costs to increase. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position to date.

Scientific Advisors

We seek advice from our Scientific Advisory Board, which consists of leading scientists, on scientific and medical matters. The current members of our Scientific Advisory Board are:

Name	Position/Institutional Affiliation
Olivera J. Finn, PhD	Distinguished Professor of Immunology and Surgery, University of Pittsburgh
Teresa Lambe, PhD, OBE, FMedSCi	Calleva Head of Vaccine Immunology, Oxford Vaccine Group, University of Oxford
Harriet L. Robinson, PhD	Chief Scientific Officer Emeritus, GeoVax
Scott C. Weaver, PhD	Director, University of Texas Medical Branch Institute for Human Infections and Immunity

Human Capital Resources

We currently have seventeen full-time employees. None of our employees are covered by collective bargaining agreements and we believe that our employee relations are good. We also engage consultants and independent contractors to fulfill key roles and/or provide expert services on both an ongoing and short-term basis.

We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive compensation, opportunity for equity ownership, and a robust employment package that promotes wellness across all aspects of their lives, including healthcare, retirement planning, and paid time off.

Legal Proceedings

From time to time we may be a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

Corporate Background

Our primary business is conducted by our wholly owned subsidiary, GeoVax, Inc., which was incorporated under the laws of Georgia in June 2001. Our address is 1900 Lake Park Drive, Smyrna, Georgia 30080, and our telephone number at that address is 678-384-7220. The predecessor of our parent company, GeoVax Labs, Inc. (the reporting entity) was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (Dauphin). In September 2006, Dauphin completed a merger with GeoVax, Inc. As a result of the merger, GeoVax, Inc. became a wholly owned subsidiary of Dauphin, and Dauphin changed its name to GeoVax Labs, Inc. In June 2008, the Company was reincorporated under the laws of Delaware. We currently do not conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases. Our principal offices are in Smyrna, Georgia (metropolitan Atlanta).

Available Information

Our website address is www.geovax.com. We make our SEC filings, such as proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports available on this website under “Investors – SEC Reports,” free of charge, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. We also make available our Code of Business Conduct on this website under the heading “Investors – Corporate Governance”. Information contained on our website is not incorporated into this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements because of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview and Recent Developments

GeoVax is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and solid tumor cancers using novel proprietary platforms. GeoVax’s most advanced product candidates include a next-generation COVID-19 vaccine, a gene-directed therapy for solid tumor cancers, and a vaccine against Mpox and smallpox. Additional research and development programs include preventive vaccines for hemorrhagic fever viruses (Ebola Zaire, Ebola Sudan and Marburg), and Zika virus.

Our corporate strategy is to advance, protect and exploit our differentiated vaccine/immunotherapy technologies leading to the successful development of preventive and therapeutic vaccines and immunotherapies against infectious diseases and various cancers. Our goal is to advance products through human clinical testing, and to seek partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing with multiple government, academic and corporate entities.

Our programs are in various stages of development, the most significant of which are summarized below along with recent developments:

●	GEO-CM04S1 – Next Generation COVID-19 Vaccine:
o

GEO-CM04S1 is currently undergoing a Phase 2 clinical trial (ClinicalTrials.gov Identifier: NCT04977024), evaluating its safety and efficacy as a preventive COVID-19 vaccine in high-risk immunocompromised patients (i.e. patients with blood cancers who have previously received either an allogeneic hematopoietic cell transplant, an autologous hematopoietic cell transplant or CAR T cell therapy). Data published from the safety lead-in portion of the trial indicates that GEO-CM04S1 is highly immunogenic in these patients, inducing broad and durable neutralizing antibody and T cell responses.

o

GEO-CM04S1 is also undergoing the Phase 2 portion of a Phase 1/2 trial (ClinicalTrials.gov Identifier: NCT04639466), evaluating two vaccine dose levels as a heterologous COVID-19 booster vaccine to current FDA-approved mRNA vaccines from Pfizer/BioNTech and Moderna. In February 2024, we announced positive interim safety and immune responses findings following vaccine administration. Consolidated data (blinded to vaccine dose) from all subjects tested one-month post-vaccination documented statistically significant increases in neutralizing antibody responses against multiple SARS-CoV-2 variants, ranging from the original Wuhan strain through Delta and Omicron XBB 1.5.

o

An investigator-initiated Phase 2 clinical trial (ClinicalTrials.gov Identifier: NCT05672355) of GEO-CM04S1 is evaluating its use as a COVID-19 vaccine booster in patients with CLL compared to the Pfizer/BioNTech mRNA-based vaccine.

o

In June 2024, GeoVax announced the receipt of an award through the RRPV to advance development of GEO-CM04S1 in a Phase 2b clinical trial. The RRPV is a consortium funded by BARDA, part of the ASPR in the HHS. On April 11, 2025, we received the Notice directing the Company to immediately cease all work related to the ATI-RRPV Contract. The Notice instructed GeoVax to halt all activities associated with the project agreement, including all subcontracting, procurement of materials, and any other project-related expenditures. The Notice indicated that BARDA determined to terminate the contract for convenience to the government pursuant terms contained in the ATI-RRPV Contract.

●	Gedeptin®:
o

Gedeptin recently completed a Phase 1/2 clinical trial (PNP-002) (ClinicalTrials.gov Identifier: NCT03754933) for treatment of patients with advanced HNSCC. This trial is being funded in part by the FDA pursuant to its Orphan Products Clinical Trials Grants Program.

o

We have initiated activities in support of a Phase 2 trial in first-recurrence head and neck cancer. The primary goal of this trial will be to establish efficacy of neoadjuvant Gedeptin therapy combined with an immune checkpoint inhibitor in squamous cell head and neck cancer. This trial is anticipated to be a single cycle trial with surgery to follow in approximately 36 patients with pathologic response rate as the primary endpoint. We have initiated the necessary planning activities, including protocol development, manufacturing and CRO selection.

●	GEO-MVA:
o

GEO-MVA is the Company vaccine candidate in development for protection against Mpox and smallpox. MVA is the vaccine recommended by both the WHO and the U.S. Centers for Disease Control and Prevention against both Mpox and smallpox, recognized for its safety and efficacy among all patient populations, including pregnant women, children and immunocompromised individuals. MVA is the vaccine currently used and stockpiled in the United States Strategic National Stockpile for immunization against potential bioterrorism threats based on the smallpox virus.

o	A clinical batch of GEO-MVA has recently been produced under cGMP production. We intend to begin clinical evaluation of the vaccine in early 2026.
●	Our additional research programs for vaccines and immunotherapies at various stages of preclinical development.

Financial Overview

Revenue

Our revenues to date have been related to government grants and contracts and other collaborative arrangements in support of our product development activities. We have not generated any revenue to date from the sale of the products we are developing. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization.

Research and development expenses

Since our inception, we have focused and we continue to focus significant resources on our research and development activities, including developing our vector platform and analytical testing methods, conducting preclinical studies, developing manufacturing processes, and conducting clinical trials. Research and development costs are expensed as incurred and consist primarily of the following:

•	personnel costs in our research and development functions, including salaries, benefits and stock-based compensation;
•	expenses incurred under agreements with CROs, for the conduct of clinical trials;
•	expenses incurred under agreements with contract manufacturing organizations (CMOs) that manufacture product used in clinical trials;
•	expenses incurred in procuring materials and for analytical and release testing services required to produce vaccine candidates used in clinical trials;
•	process development expenses to improve the efficiency and yield of the bulk vaccine;
•	laboratory supplies, vendor expenses and other third-party contract expenses related to preclinical research activities;
•	technology license fees;
•	consultant expenses for services supporting our clinical, regulatory and manufacturing activities; and
•	facilities, depreciation and other general overhead expenses.

We expect our research and development expenditures to increase as we advance our existing and future product candidates into and through clinical trials and pursue regulatory approval, especially with regard to the ongoing and planned GEO-CM04S1, Gedeptin and GEO-MVA clinical programs. We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with biotechnology research and development. Due to these uncertainties, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. As we obtain data from preclinical studies and clinical trials, we may elect to discontinue or delay certain development programs to focus our resources on more promising product candidates. Completion of preclinical studies and human clinical trials may take several years or more, but the length of time can vary substantially depending upon several factors. The duration and the cost of future clinical trials may vary significantly over the life of the project because of differences arising during development of the human clinical trial protocols, including the length of time required to enroll suitable patient subjects, the number of patients that ultimately participate in the clinical trial, the duration of patient follow-up, and the number of clinical sites included in the clinical trials.

General and administrative expenses

Our general and administrative expenses consist primarily of personnel costs in our executive, finance, business development and other administrative functions, including stock-based compensation. Other general and administrative expenses include consulting fees, professional service fees for accounting and legal services, lease expenses related to our offices, insurance premiums, intellectual property costs incurred in connection with filing and prosecuting patent applications, depreciation and other costs. We expect our general and administrative expenses will increase in the future as we support expanded research and development activities, prepare for potential commercialization of our current and future product candidates, maintain compliance with requirements of Nasdaq and the SEC, and other general corporate activities.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts them as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2024, which are included in this prospectus. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue in accordance with FASB Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which created a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We receive payments from government entities under non-refundable grants in support of our vaccine development programs. We record revenue associated with these grants when the reimbursable costs are incurred and we have complied with all conditions necessary to receive the grant funds. From time to time, we may enter into collaborative research and development agreements for specific vaccine development approaches and/or disease indications whereby we receive third-party funding for preclinical research under certain of these arrangements. Each agreement is evaluated in accordance with the process defined by ASU 2014-09 and revenue is recognized accordingly.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Stock-based compensation cost for awards of Common Stock is estimated based on the price of the underlying Common Stock on the date of issuance. Stock-based compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by using the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 7 to our consolidated financial statements for the year ended December 31, 2024 for additional stock-based compensation information.

Research and Development Expense

Research and development costs are charged to expense as incurred and consist of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) salaries, benefits, and stock-based compensation for personnel, (ii) laboratory supplies and facility-related expenses to conduct development, (iii) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (iv) costs related to sponsored research agreements, (v) costs to procure and manufacture materials used in clinical trials, and (vi) license fees and other expenses associated with technology license agreements.

The Company accrues for estimated costs of research and development activities conducted by third-party service providers, which may include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or trials, including clinical trial participant enrollment, completion of events, invoices received and other events. Advance payments for research and development activities are deferred and included in prepaid expenses and other assets. The deferred amounts are expensed as the related goods are delivered or the services are performed.

Results of Operations

The following tables summarize our results of operations for the years ended December 31, 2024 and 2023 and for the three-month periods ended March 31, 2025 and 2024:

	Year Ended December 31,
	2024	2023	Change
Revenue from government contract	$3,954,576	$-	$3,954,576
Operating expenses:
Research and development	23,713,602	20,720,766	2,992,836
General and administrative	5,385,254	6,022,173	(636,919)
Total operating expenses	29,098,856	26,742,939	2,355,917
Loss from operations	(25,144,280)	(26,742,939)	1,598,659
Interest income	173,359	776,177	(602,818)
Interest expense	(21,375)	-	(21,375)
Net loss	$(24,992,296)	$(25,966,762)	$974,466

	Three Months Ended March 31,
	2025	2024	Change
Revenue from government contract	$1,636,863	$-	$1,636,863
Operating expenses:
Research and development	5,354,588	4,425,728	928,860
General and administrative	1,687,445	1,457,353	230,092
Total operating expenses	7,042,033	5,883,081	1,158,952
Loss from operations	(5,405,170)	(5,883,081)	477,911
Interest income	47,519	32,949	14,570
Net loss	$(5,357,651)	$(5,850,132)	$492,481

Revenue from Government Contract

During the year ended December 31, 2024, we reported $3,974,576 of revenues associated with the ATI-RRPV Contract. There were no revenues reported during the comparable 2023 period.

During the three-month period ended March 31, 2025, we reported $1,636,863 of revenues associated with the ATI-RRPV Contract. There were no revenues reported during the comparable 2024 period. On April 11, 2025, we received the Notice (discussed above) directing us to stop work on all of our efforts with respect to the ATI-RRPV Contract.

Research and Development Expenses

Our research and development expenses were $23,713,602 for the year ended December 31, 2024, as compared to $20,720,766 for 2023, representing an increase of $2,992,836 (14%). The increase during 2024 relates to program-specific costs associated with the ATI-RRPV Contract, Gedeptin and GEO-MVA, partially offset by lower costs for the GEO-CM04S1 clinical trials not covered by the ATI-RRPV Contract. The majority of the higher program costs relate to the ATI-RRPV Contract and include costs of manufacturing materials for use in our clinical trials, analytical expenses, third-party contracted research and consulting costs. Research and development expense for 2024 and 2023 includes stock-based compensation expense of $222,202 and $291,094, respectively, associated with employee stock options.

Our research and development expenses were $5,354,588 for the three-month period ended March 31, 2025, as compared to $4,425,728 for the comparable 2024 period, representing an increase of $928,860 (21%). The increase during 2025 primarily relates to program-specific costs associated with the ATI-RRPV Contract, Gedeptin and GEO-MVA, partially offset by lower costs for the GEO-CM04S1 clinical trials and manufacturing costs not covered by the ATI-RRPV Contract. The majority of the higher program costs relate to the ATI-RRPV Contract and include costs of manufacturing materials for use in our clinical trials, analytical expenses, third-party contracted research and consulting costs. Research and development expense for 2025 and 2024 includes stock-based compensation expense of $130,316 and $53,099, respectively, associated with employee stock options.

General and Administrative Expenses

Our general and administrative expenses were $5,385,254 for the year ended December 31, 2024, as compared to $6,022,173 for 2023, representing a decrease of $636,919 (11%). The decrease during 2024 relates primarily to lower stock-based compensation expense, consulting costs, patent costs and franchise tax cost. General and administrative expense for 2024 and 2023 includes stock-based compensation expense of $306,442 and $783,863, respectively, associated with employee and consultant stock options and stock awards.

Our general and administrative expenses were $1,687,445 for the three-month period ended March 31, 2025, as compared to $1,457,353 for the comparable 2024 period, representing an increase of $230,092 (16%). The increase during 2025 relates primarily to higher investor relations consulting costs and stock-based compensation expense. General and administrative expense for 2025 and 2024 includes stock-based compensation expense of $162,428 and $104,637, respectively, associated with employee and consultant stock options and stock awards.

Other Income

Interest income was $173,359 and $776,177 for the years ended December 31, 2024 and 2023, respectively. The variances between years are primarily attributable to the cash available for investment and to interest rate fluctuations. Interest expense was $21,375 and $-0-, for the years ended December 31, 2024 and 2023, respectively, associated with certain notes payable issued during May 2024 and repaid in August 2024.

Interest income for the three-month periods ended March 31, 2025 and 2024 was $47,519 and $32,949, respectively, with the difference attributable to fluctuating cash balances and interest rates.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of March 31, 2025 and December 31, 2024 and 2023:

	March 31,	December 31,
Liquidity and Capital Resources	2025	2024	2023
Cash and cash equivalents	$7,438,769	$5,506,941	$6,452,589
Working capital	7,677,073	4,827,551	4,365,861

The following tables summarize our cash flows for the years ended December 31, 2024 and 2023, and the three-month periods ended March 31, 2025 and 2024:

	Year Ended December 31,
Cash Flow Data	2024	2023
Net cash provided by (used in):
Operating activities	$(24,675,511)	$(25,173,639)
Investing activities	(20,653)	(48,946)
Financing activities	23,750,516	4,062,442
Net decrease in cash and cash equivalents	$(945,648)	$(21,160,143)

	Three Months Ended March 31,
Cash Flow Data	2025	2024
Net cash provided by (used in):
Operating activities	$(5,965,680)	$(5,683,730)
Investing activities	(16,894)	-
Financing activities	7,914,402	-
Net increase (decrease) in cash and cash equivalents	$1,931,828	$(5,683,730)

Operating Activities – Net cash used in operating activities of $24,675,511 for 2024 was primarily due to our net loss of $24,992,296, offset by non-cash items such as depreciation expense and stock-based compensation expense, and by changes in our working capital accounts. Net cash used in operating activities of $25,173,639 for 2023 was primarily due to our net loss of $25,966,762, offset by non-cash items such as depreciation expense and stock-based compensation expense, and by changes in our working capital accounts.

Net cash used in operating activities of $5,965,680 for the three-month period ended March 31, 2025, was due to our net loss of $5,357,651, offset by non-cash items such as depreciation and amortization expense and stock-based compensation expense, and by changes in our working capital accounts. Net cash used in operating activities of $5,683,730 for the three-month period ended March 31, 2024, was due to our net loss of $5,850,132, offset by non-cash items such as depreciation expense and stock-based compensation expense, and by changes in our working capital accounts.

Investing Activities – Net cash used in investing activities was $20,653 and $48,946 for 2024 and 2023, respectively, and relates to purchases of laboratory equipment.

Net cash used in investing activities was $16,894 for the three-month period ended March 31, 2025 and relates to purchases of laboratory equipment. There were no cash flows from investing activities for the three-month period ended March 31, 2024.

Financing Activities – Net cash provided by financing activities was $23,750,516 for 2024, consisting of primarily of net proceeds from offerings of our Common Stock and the exercise of warrants. Net cash provided by financing activities was $4,062,442 for 2023, consisting of net proceeds from the exercise of warrants.

Net cash provided by financing activities was $7,914,402 for the three-month period ended March 31, 2025, and relates to offerings of our Common Stock and warrants. There were no cash flows from financing activities for the three-month period ended March 31, 2024.

Funding Requirements and Sources of Capital

To date, we have not generated any product revenue. We do not know when, or if, we will generate any product revenue and we do not expect to generate significant product revenue unless and until we obtain regulatory approval and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all of the risks incident to the development of new products, and may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business. We anticipate that we will need substantial additional funding in connection with our continuing operations. We have funded our operations to date primarily from sales of our equity securities and from government grants and clinical trial assistance.

During 2024, we closed four registered direct offerings of our Common Stock and warrants, as well as established the ATM Program (see footnote 6 to the consolidated financial statements included in this prospectus). Net proceeds to us from these offerings, after deducting commissions to the placement agent and sales agent, as applicable, and other related offering expenses, were approximately $21.4 million. We also received approximately $2.4 million upon the exercise of warrants.

During 2024, we entered into the ATI-RRPV Contract, which is intended to advance development of GEO-CM04S1 in a Phase 2b clinical trial. Pursuant to the ATI-RRPV Contract, we expect to receive direct funding of $26.2 million (which may increase up to as much as $45 million) to fund the manufacturing of clinical materials and support for the Phase 2b clinical trial, including regulatory activities. Through December 31, 2024, we have recognized approximately $4.0 million in revenue pursuant to the ATI-RRPV Contract based on costs incurred. BARDA has made a separate award of approximately $343 million through its Clinical Studies Network to Allucent, a global clinical research organization, to execute the clinical trial as part of BARDA’s Clinical Studies Network.

During the first quarter of 2025, we received approximately $3.8 million of net proceeds from sales of our Common Stock through the ATM Program. Additionally, on March 25, 2025, we closed a registered direct offering of our Common Stock and warrants for net proceeds of approximately $4.1 million.

As of the date of this prospectus, we believe that our existing cash and cash equivalents are sufficient to fund our operations into the third quarter of 2025. We plan to pursue additional cash resources through public or private equity or debt financings, government grants/contracts, arrangements with strategic partners, or from other sources.

There can be no assurance that necessary funding will be available on favorable terms or at all. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern.

We will need to continue to raise additional capital to support our future operating activities, including progression of our development programs, preparation for commercialization, and other operating costs. We may fund a significant portion of our ongoing operations through partnering and collaboration agreements which, while reducing our risks and extending our cash runway, would also reduce our share of eventual revenues, if any, from our vaccine candidates. Additionally, we may be able to fund certain activities with assistance from government programs.

The sale of additional equity would result in additional dilution to our stockholders. We may also fund our operations through debt financing, which would result in debt service obligations, and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. If we are unable to raise additional capital in sufficient amounts or on acceptable terms, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market vaccine candidates that we would otherwise prefer to develop and market ourselves. Any of these actions could harm our business, results of operations and prospects.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and is based on assumptions that may prove to be wrong; actual results could vary materially. Our projection takes into consideration contractual commitments we have made, and expect to make, in the normal course of operating our business, which include (i) obligations to our employees, (ii) our lease obligations, (iii) payments due under license agreements for various technologies and patent rights associated with our product development activities, (iv) arrangements with CROs, CMOs, and other third-party vendors for clinical trials services and production of materials for use in our clinical trials, and (v) other various firm purchase commitments and contractual obligations related to production and testing of our product candidates and the general operation of our business.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect, and we may use our available capital resources sooner than we expect. Our future capital requirements will depend on many factors, which include but are not limited to:

●	the timing and costs of our ongoing and planned clinical trials;
●	the timing and costs of manufacturing material for use in clinical trials;
●	the number and scope of our research programs and the speed at which they are advanced;
●	the progress and success of our preclinical and clinical development activities;
●	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights;
●	the costs to attract and retain skilled personnel;
●	the costs to maintain and expand our infrastructure to support our operations, our product development, and planned future commercialization efforts;
●	the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements;
●	the costs associated with any products or technologies that we may in-license or acquire; and
●	the costs and timing of regulatory approvals.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments or foreign currency instruments.

MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers as of the date hereof:

Name	Age	Current Position
David A. Dodd	75	Chairman of the Board of Directors, President and Chief Executive Officer
Mark W. Reynolds, CPA	63	Chief Financial Officer and Corporate Secretary
Mark J. Newman, Ph.D.	70	Chief Scientific Officer
Kelly T. McKee M.D.	75	Chief Medical Officer
John W. Sharkey, Ph.D.	68	Vice President, Business Development
Randal D. Chase, Ph.D. (1)(2)(3)	75	Independent Director
Dean G. Kollintzas (2)(3)	51	Independent Director
Nicole Lemerond (3)	49	Independent Director
Robert T. McNally Ph.D. (1)(2)	77	Independent Director
Jayne Morgan, M.D. (2)	62	Independent Director
John N. Spencer, Jr. (1)(3)	84	Independent Director

(1)         Member of the Compensation Committee of the Board of Directors.

(2)         Member of the Nominating and Governance Committee of the Board of Directors.

(3)         Member of the Audit Committee of the Board of Directors.

David A. Dodd. Mr. Dodd joined the Board of Directors in March 2010, becoming Chairman of our Board of Directors on January 1, 2011. Effective September 5, 2018, Mr. Dodd became our President and Chief Executive Officer, following Dr. McNally’s retirement. His executive management experience in the pharmaceutical and biotechnology industries spans more than 40 years. From September 2017 to April 2018, he served as Chief Executive Officer, and as a member of the Board of Directors of Medizone International, Inc. (Medizone), a developer and manufacturer of disinfectant systems. On April 20, 2018, Medizone announced that certain of its creditors had commenced an involuntary bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code against Medizone. The creditors included Medizone’s former Chairman and Chief Executive Officer and its former Director of Operations. From April 2013 to July 2017, Mr. Dodd served as President and Chief Executive Officer, and as a member of the Board of Directors, of Aeterna Zentaris Inc., a drug development company. He was Chairman of the Board of Directors of Aeterna Zentaris, Inc. from May 2014 to May 2016, and continued to serve as a member of its Board of Directors until May 2018. From December 2007 to June 2009, Mr. Dodd was President, Chief Executive Officer and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. From October 2006 to April 2009, he served as non-executive Chairman of Stem Cell Sciences Plc., where he oversaw the development and implementation of a strategic growth plan, implementation of an experienced executive team, and the sale of the company to Stem Cells, Inc. in April 2009. Before that, Mr. Dodd served as President, Chief Executive Officer and Director of Serologicals Corporation before it was sold to Millipore Corporation in July 2006 for $1.5 billion. For the five years prior, Mr. Dodd served as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc. and Chairman of its subsidiary Unimed Pharmaceuticals, Inc. He is also the Chief Executive Officer of RiversEdge BioVentures, an investment and advisory firm focused on the life sciences and pharmaceuticals industries, which he founded in 2009. Mr. Dodd holds Bachelor of Science and Master of Science degrees from Georgia State University and completed the Harvard Business School Advanced Management Program. The Board of Directors has concluded that Mr. Dodd should serve on the Board of Directors due to his experience in the pharmaceutical industry and his involvement as an officer and director of the Company, as well as his background in general management, business transformation, corporate partnering, and mergers and acquisitions.

Mark W. Reynolds, CPA. Mr. Reynolds joined the Company in October 2006 as Chief Financial Officer and Corporate Secretary. From 2004 to 2008, Mr. Reynolds served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry. From 2004 to 2006, he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002, Mr. Reynolds worked for CytRx Corporation, a publicly-held biopharmaceutical company, where he first served as Controller and then as Chief Financial Officer. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a certified public accountant and holds a Master of Accountancy degree from the University of Georgia.

Mark J. Newman, Ph.D. Dr. Newman joined the Company as our Chief Scientific Officer on August 25, 2020 on a part-time basis, becoming a full-time employee effective March 1, 2022. Dr. Newman, who previously served the Company as vice president of research and development from 2010 to 2013, worked for the Company on a part-time basis until March 2022, at which time he became a full-time employee. Prior, he served senior management positions at PaxVax, Pharmexa A/S, Epimmune, Vaxcel, Apollon, and Cambridge Biotech. During his 30-year career he shepherded the development of experimental vaccine and adjuvant products through preclinical research and into Phase 1 & 2 clinical testing. He is widely published in peer review publications and holds 10 U.S. patents. He holds a dual B.Sc/M.Sc. degree in Agriculture and Pre-Veterinary Medicine from the Ohio State University and a Ph.D. in Immunology at the John Curtin School for Medical Research, The Australian National University, Canberra.

Kelly T. McKee, M.D. Dr. McKee was appointed as our Chief Medical Officer effective January 6, 2022 and served in that role on a part-time consulting basis until becoming a full-time employee effective March 1, 2023. Dr. McKee has over 30 years of experience in research and development, with specific expertise in vaccines, emerging diseases, biodefense, and respiratory viral infections. His progressive clinical research experience began in 1981 at Fort Detrick, Frederick, MD., United States, where he held a variety of leadership positions in virology, immunology, preventive medicine, and clinical research and development with the U.S. Army, retiring as a Colonel in 2001. Dr. McKee subsequently served as State Epidemiologist in North Carolina, and as Senior Director of Clinical Research at DynPort Vaccine Company. He then held multiple leadership roles, including Vice President and Managing Director of Public Health and Government Services, and Vice President for Vaccines and Public Health in the Infectious Diseases and Vaccines Center of Excellence, at Quintiles/QuintilesIMS (now IQVIA) for more than 10 years. Since 2017 he has provided contract clinical development and medical advisory services to biopharmaceutical industry in infectious diseases and related areas. Dr. McKee earned an M.D. from the University of Virginia School of Medicine, and a Master of Public Health from Johns Hopkins University School of Hygiene and Public Health in Baltimore, MD. He has authored or co-authored more than 100 peer-reviewed publications and book chapters.

John W. Sharkey, Ph.D. Dr. Sharkey joined the Company as our Vice President, Business Development, effective June 13, 2022. Prior to his current appointment, he served as our part-time Head of Business Development pursuant to a consulting agreement. Previously, as CEO of Largent Health, LLC, he oversaw the development strategy for three 510(k) medical devices incorporating a proprietary antimicrobial technology, eventually leading to the registration and commercial launch of the 1st FDA cleared dental cavity cleanser with antimicrobial claims. In 2010, Dr. Sharkey founded Cogas Consulting, LLC, a consultancy providing executive management, technical development, regulatory and business development services to small and mid-size pharma and medical device companies. He has also assisted several companies in their financing activities. Prior to the above, he held senior executive positions within both Novartis and Shionogi and was involved in several notable partnering transactions including Novartis obtaining European rights to Lucentis® as well obtaining global rights to Focalin® and Focalin® XR and Shionogi’s global license for Osphena®. Dr. Sharkey holds a Ph.D. in Chemistry from the University of Buffalo and a B.S. in Chemistry from the State University of New York at Oneonta.

Randal D. Chase, Ph.D. Dr. Chase joined the Board of Directors in March 2015. Dr. Chase is an experienced pharmaceutical and biotechnology executive who currently serves as a business advisor and consultant to companies in the life science sector. From February 2017 to April 2018, Dr. Chase was President and Chief Executive Officer of Advanced Proteome Therapeutics Corporation, a publicly-held biopharmaceutical company; he served as a member of that company’s board of directors from 2015 to April 2018. He served as Chairman of the Board for Medicago, Inc. until its sale to Mitsubishi Tanabe Pharma Corporation in 2013. From 2006 to 2011, he served as President and Chief Executive Officer of Immunovaccine, Inc., a clinical-stage biotechnology company developing vaccines against cancer and infectious diseases. Dr. Chase is also a former president of Shire Biologics, North American Vaccine, Pasteur Merieux Connaught, and Quadra Logic Technologies, Inc. His early career was at Bristol Myers and Glaxo Pharmaceuticals. Dr. Chase holds a Bachelor of Sciences degree in biochemistry from Bishop’s University and a Ph.D. in biochemistry from the University of British Columbia. Dr. Chase completed a post-doctoral fellowship at the McArdle Cancer Institute of the University of Wisconsin. He also attended the Senior Executive Program of the London Business School in the United Kingdom. The Board of Directors has concluded that Dr. Chase should serve on the Board of Directors due to his extensive leadership experience in the pharmaceutical industry, and the vaccine industry in particular.

Dean G. Kollintzas. Mr. Kollintzas joined the Board of Directors in September 2006. Since 2001 Mr. Kollintzas has been an intellectual property attorney specializing in biotechnology and pharmaceutical licensing, FDA regulation, and corporate/international transactions. He is a member of the Wisconsin and American Bar Associations. Since 2004, Mr. Kollintzas has been in private practice. In 2014, he founded Procare Clinical, LLC, a clinical trial management company headquartered in Naperville, IL. Mr. Kollintzas holds a microbiology degree from the University of Illinois and a J.D. from the University of New Hampshire School of Law. The Board of Directors has concluded that Mr. Kollintzas should serve on the Board of Directors due to his experience with intellectual property matters, biotechnology and pharmaceutical licensing, and FDA regulation.

Nicole Lemerond. Ms. Lemerond joined the Board of Directors in August 2022. Ms. Lemerond is a public company board director and financial executive with over 25 years of experience in investment management, private equity, investment banking, mergers/acquisitions, and leveraged finance. She also serves as a director for MediciNova, Inc. and InMed Pharmaceuticals, Inc., where she chairs the Compensation Committees and serves on the Audit Committees. Most recently, Ms. Lemerond served as Managing Partner of NV Capital from February 2010 to August 2022. Prior to that she worked for The Carlyle Group and Lehman Brothers. She has significant corporate governance experience and during her tenure as a board member, she has advised companies and management teams on multiple equity financings and capital raises, various business development opportunities and the hiring / onboarding of new c-suite executives and auditors. Ms. Lemerond has had significant experience in many different facets of finance throughout her career, working with both public and private company management teams and boards to increase stakeholder value. She has led diligence on and executed M&A, Reg D and leveraged finance transactions, totaling over $3 billion while at Lehman Brothers and The Carlyle Group. In addition, she established and led healthcare groups at leading investment firms in the process, raising over $1 billion of capital from institutional investors for these investment funds. Ms. Lemerond holds a Bachelor of Science degree from Cornell University and is a CFA Charterholder. The Board of Directors has concluded that Ms. Lemerond should serve on the Board of Directors due to her extensive experience in investment management and her experience working with management teams to increase stakeholder value.

Robert T. McNally, Ph.D. Dr. McNally joined the Board of Directors in December 2006 and was appointed as our President and Chief Executive Officer effective April 1, 2008, a position he held until his retirement in September 2018. From 2000 to March 2008, Dr. McNally served as Chief Executive Officer of Cell Dynamics LLC, a cGMP laboratory services company. Previously, Dr. McNally was a co-founder and Senior Vice President of Clinical Research for CryoLife, Inc., a pioneering company in transplantable human tissues. He has over 35 years of experience in academic and corporate clinical investigations, management, research, business, quality and regulatory affairs. Dr. McNally is a Fellow of the American Institute for Medical and Biological Engineering, served on the advisory boards of the Petit Institute for Bioengineering and Dupree College of Management at the Georgia Institute of Technology, and is a former Chairman of Georgia Bio, a state trade association. Dr. McNally holds a Bachelor of Science in engineering from Villanova University and his Ph.D. in biomedical engineering from the University of Pennsylvania. The Board of Directors has concluded that Dr. McNally should serve on its Board of Directors by virtue of his prior business and scientific experience, including his experience as Chief Executive Officer of Cell Dynamics, LLC and as Senior Vice President of Clinical Research for CryoLife, Inc., and due to his involvement with the Company as its former President and Chief Executive Officer.

Jayne Morgan, M.D. Dr. Morgan joined the Board of Directors in December 2022. She is a Cardiologist and since August 2024 has served as Vice President of Medical Affairs for Hello Heart, where she has a focus on Women’s Health and AI. From 2015 to 2024, Dr. Morgan served at the Piedmont Healthcare Corporation (most recently as Executive Director of Health and Community Education) where she led initiatives on health literacy and served on the COVID Task Force. She has published multiple studies on cardiology and COVID-19 and is a recognized medical expert for CNN and Scripps News. Previously she served as the Chief Medical Officer of the American Chemistry Council, Global Director of the Cardiorenal Division of Solvay Pharmaceuticals, Assistant Professor of Medicine at the Cleveland Clinic, and the first African American President of the Southeast Life Sciences Association. Dr. Morgan created the educational video series “The Stairwell Chronicles” which provides up-to-date medical and scientific information in an easily understandable format. She is also the host of the new women’s health talk show, HealthyHer, which debuted in November 2024. Dr. Morgan completed her B.S. degree at Spelman College, Medical Degree at Michigan State University, Internal Medicine Residency at George Washington University and her Cardiology and Pacemaker Fellowships at Mount Sinai Medical Center. She currently holds an appointment as Adjunct Associate Professor of Medicine at The Morehouse School of Medicine. The Board of Directors has concluded that Dr. Morgan should serve on the Board of Directors due to her medical background and experience.

John N. (Jack) Spencer, Jr., CPA. Mr. Spencer joined the Board of Directors in September 2006. Mr. Spencer is a certified public accountant and was a partner of Ernst & Young LLP where he spent more than 38 years until he retired in 2000. Mr. Spencer holds a Bachelor of Science degree from Syracuse University, and MBA from Babson College. He also attended the Harvard Business School Advanced Management Program. The Board of Directors has concluded that Mr. Spencer should serve on the Board of Directors by virtue of his experience at Ernst & Young LLP where he was the partner in charge of that firm’s life sciences practice for the southeastern United States, and his clients included a large number of publicly-owned and privately-held medical technology companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Independence

The Board of Directors has determined that Directors Chase, Kollintzas, Lemerand, McNally, Morgan and Spencer are the members of our Board of Directors who are “independent,” as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. The Board of Directors has also determined that these individuals meet the definition of “independent director” set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules and that Mr. Spencer and Ms. Lemerond each qualify as an “audit committee financial expert” as defined by applicable SEC rules. As independent directors, these individuals serve as the members of our Audit Committee, our Compensation Committee, and our Nominating and Governance Committee. In making these determinations, the Board of Directors considered the current and prior relationships that each non-employee director has with the Company and all other facts and circumstances the Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

The following tables and disclosures set forth the compensation and certain other information with respect to: (1) our principal executive officer; and (2) our two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers as of December 31, 2024. We refer to these officers as our “Named Executive Officers.”

Summary Compensation Table

The following table sets forth information concerning the total employee compensation earned during 2024 and 2023 by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)		All Other Compensation ($)		Total ($)
David A. Dodd	2024	$371,000	$185,500	$75,495	(3)	$13,800	(6)	$645,795
President and CEO	2023	371,000	-	-		13,200	(6)	384,200
Kelly T. McKee, MD (2)	2024	350,000	140,000	33,865	(4)	11,104	(6)	534,969
Chief Medical Officer	2023	356,367	-	-		4,667	(6)	361,034
Mark J. Newman, PhD	2024	291,500	131,175	33,865	(5)	-		456,540
Chief Scientific Officer	2023	291,500	-	-		-		291,500
(1)

Represents the grant date fair value of the stock options for financial statement reporting purposes. See footnotes 2 and 7 to our consolidated financial statements for the year ended December 31, 2024 for a discussion of the assumptions made and methods used for determining stock compensation values.

(2)

Dr. McKee became our Chief Medical Officer effective January 15, 2022 on a part-time consulting basis, becoming a full-time employee effective March 1, 2023. The amounts reported for 2023 in the table above include payments made to Dr. McKee pursuant to his consulting agreement as well as pursuant to his employment.

(3)	Represents the grant date fair value for stock options granted on August 12, 2024 for 35,000 shares with an exercise price of $2.17 per share, vesting over a three-year period.
(4)	Represents the grant date fair value for stock options granted on August 12, 2024 for 15,700 shares with an exercise price of $2.17 per share, vesting over a three-year period
(5)	Represents the grant date fair value for stock options granted on August 12, 2024 for 15,700 shares with an exercise price of $2.17 per share, vesting over a three-year period.
(6)	Represents employer matching contributions to the Company’s 401(k) retirement plan.

Employment Agreements

David A. Dodd. Mr. Dodd serves as our President and Chief Executive Officer under an employment agreement dated September 1, 2018. The employment agreement has no specified term. The employment agreement provides for an annual base salary to Mr. Dodd (currently $387,695), subject to periodic increases as determined by the Board. Mr. Dodd is also eligible for an annual bonus, as determined by the Board. Mr. Dodd is eligible for annual grants of awards from our equity incentive plans as determined by the Board. Mr. Dodd also is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Mr. Dodd provides that we will pay severance compensation to Mr. Dodd in the event his employment is terminated by the Company without cause or by Mr. Dodd with good reason (as defined in the agreement). If we terminate Mr. Dodd’s employment not for cause or he resigns for good reason, then we would pay (a) an amount in cash equal to three times his then base salary and target annual bonus and (b) all stock option grants held by Mr. Dodd will be fully vested. The agreement also addresses his compensation upon termination if there is a change in control (as defined). If we terminate Mr. Dodd’s employment not for cause or he resigns for good reason at any time during the three month period which immediately precedes a change in control (as defined) or during the one year period following a change in control, then we would also pay Mr. Dodd an amount in cash equal to (x) three times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, and (y) a tax gross-up payment (if an excise tax is imposed by § 4999 of the Code or any related interest or penalties are incurred by him).

Kelly T. McKee, MD. Dr. McKee serves as our Chief Medical Officer under an employment agreement dated March 1, 2023. The employment agreement has no specified term. The employment agreement, as amended, provides for an annual base salary to Dr. McKee (currently $357,000), subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. McKee is eligible for annual grants of awards from our equity incentive plans as determined by the Board. Dr. McKee is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Dr. McKee provides that, if we terminate his employment without cause, we will pay a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service. Additionally, if we terminate Dr. McKee’s employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, (c) full, complete vesting of all stock options, restricted stock grants or other equity or equity-type grants, and (d) a tax gross-up payment (if an excise tax is imposed by §4999 of the Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by him.

Mark J. Newman, PhD. Dr. Newman serves as our Chief Scientific Officer under an employment agreement dated August 25, 2020, which was amended and restated effective March 1, 2022. The employment agreement has no specified term. The employment agreement, as amended, provides for an annual base salary to Dr. Newman (currently $301,703), subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. Newman is eligible for annual grants of awards from our equity incentive plans as determined by the Board. Dr. Newman is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Dr. Newman provides that, if we terminate his employment without cause, we will pay a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service. Additionally, if we terminate Dr. Newman’s employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, (c) full, complete vesting of all stock options, restricted stock grants or other equity or equity-type grants, and (d) a tax gross-up payment (if an excise tax is imposed by §4999 of the Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by him.

Outstanding Equity Awards

GeoVax has awarded stock options to its senior management and other employees, pursuant to the GeoVax Labs, Inc. 2020 Stock Incentive Plan (the 2020 Plan) and the GeoVax Labs, Inc. 2023 Stock Incentive Plan (the 2023 Plan). Each of the 2020 Plan and 2023 Plan were adopted by the Board on June 19, 2020 and December 7, 2022, respectively, to provide equity-based and/or incentive awards to selected employees, directors, and independent contractors of the Company or its affiliates. The terms of these awards typically provide for vesting over a defined period of time and the options expire if not exercised within ten years from the date of grant. The Company does not have a formula for determining stock option awards. Awards are generally based on the subjective judgment of the President and Chief Executive Officer and on the Compensation Committee’s subjective judgment. The following table sets forth certain information with respect to unexercised options previously awarded to our Named Executive Officers that were outstanding as of December 31, 2024. The table also includes warrants, if any, granted to our Named Executive Officers upon payment of deferred compensation.

Option Awards
	Number of Securities Underlying Unexercised Options
Name	(#) Exercisable		(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
David Dodd	-		35,000	(1)	$2.17	8/12/34
	11,111		5,556	(2)	11.33	12/7/32
	6,867		-		57.30	12/7/31
	18,200		-		41.85	12/2/30
	5,458	(3)	-		75.00	9/29/25
Kelly McKee, MD	-		15,700	(1)	2.17	8/12/34
	666		334	(2)	11.33	12/7/32
Mark Newman, PhD	-		15,700	(1)	2.17	8/12/34
	4,444		2,223	(2)	11.33	12/7/32
	1,714		-		57.30	12/7/31
	2,334		-		41.85	12/2/30
(1)	The unexercisable portion of these stock options will vest in equal installments on August 12, 2024, 2025 and 2026.
(2)	The unexercisable portion of these stock options will vest on December 7, 2025.
(3)	Represents stock purchase warrants granted as partial payment of deferred compensation on September 29, 2020.

Each of the 2020 Plan and 2023 Plan contains provisions that could lead to an accelerated vesting of options or other awards. In the event of certain change-in-control transactions described in such plans, (i) outstanding options or other awards may be assumed, converted or replaced; (ii) the successor corporation may substitute equivalent options or other awards or provide substantially similar consideration to the 2020 Plan or 2023 Plan, as applicable, participants as were provided to stockholders (after taking into account the existing provisions of the options or other awards); or (iii) the successor corporation may replace options or awards with substantially similar shares or other property. In the event the successor corporation (if any) refuses to assume or substitute options or other awards as described (i) the vesting of any or all options or awards granted pursuant to the 2020 Plan or 2023 Plan, as applicable, will accelerate upon the change-in-control transaction, and (ii) any or all options granted pursuant to the Plans will become exercisable in full prior to the consummation of the change-in-control transaction at such time and on such conditions as the Compensation Committee determines. If the options are not exercised prior to the consummation of the change-in-control transaction, they shall terminate at such time as determined by the Compensation Committee. Subject to any greater rights granted to 2020 Plan participants under the 2020 Plan or 2023 Plan participants under the 2023 Plan, as applicable, in the event of the occurrence of a change-in-control transaction any outstanding options or other awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets. If the Company had experienced a change-in-control event as described in each of the 2020 Plan and 2023 Plan on December 31, 2024, the value of accelerated options the Named Executive Officers, based on the difference between the closing price of our Common Stock on The Nasdaq Capital Market (Nasdaq) on December 31, 2024, and, if lower, the exercise price per share of each option for which vesting would be accelerated for each Named Executive Officer, would be an aggregate of $19,920.

DIRECTOR COMPENSATION

The following table sets forth information concerning the compensation earned for service on our Board of Directors during the fiscal year ending December 31, 2024 by each individual who served as a director at any time during the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal D. Chase	$47,500	$17,364	-	-	-	$64,864
David A. Dodd (1)	-	-	-	-	-	-
Dean G. Kollintzas	37,500	17,364	-	-	-	54,864
Nicole Lemerond	32,500	17,364	-	-	-	49,864
Robert T. McNally	47,500	17,364	-	-	-	64,864
Jayne Morgan	30,000	17,364	-	-	-	47,364
John N. Spencer, Jr.	45,000	17,364	-	-	-	62,364
(1)

As discussed below under “Director Compensation Plan”, directors who are employees of the Company receive no compensation for their service as directors. As President and CEO, Mr. Dodd therefore receives no compensation for his service as a director; his compensation for service as President and CEO is shown in the “Summary Compensation” table above.

(2)

Represents the grant date fair value of stock options granted on August 12, 2024 to each non-employee director for 8,050 shares with an exercise price of $2.17 per share, vesting over a one-year period.

(3)

The table below shows the aggregate number option awards and warrants outstanding for each non-employee director as of December 31, 2024. The table includes warrants issued to certain of our directors upon payment of deferred compensation occurring on September 29, 2020.

Name	Aggregate Option Awards and Warrants Outstanding as of December 31, 2024 (#)
Randal D. Chase	15,826
Dean G. Kollintzas	15,518
Nicole Lemerond	11,384
Robert T. McNally	18,313
Jayne Morgan	11,384
John N. Spencer, Jr.	16,120

Director Compensation Plan. In December 2021, the Board of Directors approved a recommendation from the Compensation Committee for director compensation, which we refer to as the “Director Compensation Plan.” The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees.

Cash Fees – Under the Director Compensation Plan, each non-employee director receives an annual retainer (paid quarterly) of $25,000 ($50,000 for a non-employee Chairperson) for service as a member of the Board. In the absence of a non-employee Chairperson of the Board, a non-employee director designated as the Lead Director (currently Dr. McNally) receives an annual cash retainer of $35,000. Each non-employee director also receives an annual retainer of $7,500 ($15,000 for the Chairperson) for service as a member of the Audit Committee, $5,000 ($10,000 for the Chairperson) for service as a member of the Compensation Committee, and $5,000 ($7,500 for the Chairperson) for service as a member of the Nominating and Corporate Governance Committee. No additional fees are paid for meetings attended.

Stock Option Grants – We currently do not have a formula for determining stock option grants to directors (upon their election to the Board of Directors, or otherwise). Such option grants are currently determined by the Board of Directors, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies. At its meeting in December 2023, the Board of Directors determined to adjust the calendar cycle of all stock option grants to employees as well as the Board of Directors, such that no stock options were granted during 2023 and that annual grants would be considered during 2024; in August 2024, the Compensation Committee then approved an stock option grant of 8,050 shares to each of its non-employee members. At its meeting in December 2024, upon a recommendation of the Compensation Committee, the Board of Directors approved an annual stock option grant of 10,000 shares to each of its non-employee members for ongoing service as members of the Board of Directors; such grants were issued in January 2025.

Expense Reimbursement – All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our Named Executive Officers and directors, or as described below, there were no transactions since January 1, 2024, to which we were a party or will be a party, in which the amount exceeds $120,000 and in which any “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) had or will have a direct or indirect material interest. Compensation arrangements for our named executive officers and directors are described above under “Executive Compensation.”

December 2023 Private Placement

On December 2, 2023, we entered into a common stock warrant exercise inducement offer letter (the Inducement Letter) with the holder (the Holder) of existing warrants to purchase shares of the Company’s Common Stock at an exercise price of $48.90 per share, issued on January 19, 2022 and warrants to purchase shares of the Company’s Common Stock at an exercise price of $24.75 per share issued on May 27, 2022 (together, the Existing Warrants), pursuant to which the Holder agreed to exercise for cash its Existing Warrants to purchase an aggregate of 704,499 shares of the Company’s Common Stock, at a reduced exercised price of $6.21 per share, in consideration for the Company’s agreement to issue the 2023 Common Warrant to purchase up to 1,408,998 shares of Common Stock with an exercise price of $6.21 per share, exercisable at any on or after six months from the date of issuance and will expire five and one-half (5 ½) years following the date of issuance. Effective May 16, 2024, the exercise price of the 2023 Common Warrant was reduced from $6.21 to $1.68 per share, resulting from the registered direct offering occurring on that date (see below). On June 27 and 28, 2024, we issued an aggregate of 826,998 shares of Common Stock upon the partial exercise of the 2023 Common Warrant.

May 2024 Bridge Loan

On May 10, 2024, we conducted a bridge financing through the issuance and sale of 10% Original Issue Discount Promissory Notes (the Notes) with an aggregate principal amount of $150,000 to members of our Board of Directors and senior management. The Notes are unsecured, bear interest at a rate of 15% per annum, and mature upon the earlier of (i) six months from the issue date or (ii) three days following the date the Company completes an offering of its Common Stock with gross proceeds of not less than $5 million (a Qualified Financing). On August 22, 2024, following the completion of a Qualified Financing, we repaid the Notes in full together with accrued interest, resulting in an aggregate payment of $156,375 to the holders.

May 2024 Registered Direct Offering

On May 16, 2024, the Company entered into a placement agency agreement with Roth Capital Partners, LLC (Roth) and a Securities Purchase Agreement with a purchaser pursuant to which the Company agreed to sell, in a registered direct offering (i) 220,000 shares (the May Shares) of Common Stock and (ii) Pre-Funded Warrants (the May Pre-Funded Warrants) to purchase up to 582,844 shares of Common Stock. In a concurrent private placement, the Company offered common stock purchase warrants (the May Common Warrants) to the purchaser, with each warrant exercisable to purchase one share of Common Stock, with two May Common Warrants to accompany each May Share or May Pre-Funded Warrant sold in the offering, and to purchase in the aggregate up to 1,605,688 shares of Common Stock. The public offering price for each May Share was $1.68 and the public offering price for each May Pre-Funded Warrant was $1.67999. The May Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and will expire five years from the date of issuance. The May Common Warrants have an exercise price of $1.68 per share, are immediately exercisable following stockholder approval and will expire five years from the date of issuance. The net proceeds of the offering, after deducting Roth’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the May Common Warrants, is approximately $1,180,000. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering closed on May 21, 2024. On June 18, 2024, we issued 582,844 shares of Common Stock upon the full exercise of the May Pre-Funded Warrants.

July 2024 Registered Direct Offering

On July 11, 2024, the Company entered into a placement agency agreement with Roth and a Securities Purchase Agreement with a purchaser pursuant to which the Company agreed to sell, in a registered direct offering, (i) 458,632 shares (the July Shares) of Common Stock, and (ii) Pre-Funded Warrants (the July Pre-Funded Warrants) to purchase up to 626,368 shares of Common Stock. In a concurrent private placement, the Company offered common stock purchase warrants (the July Common Warrants) to the purchaser, with each warrant exercisable to purchase one share of Common Stock, with two July Common Warrants to accompany each July Share or July Pre-Funded Warrant sold in the offering, and to purchase up to 2,170,000 shares of Common Stock. The public offering price for each July Share was $2.86 and the public offering price for each July Pre-Funded Warrant was $2.85999. The July Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and will expire five years from the date of issuance. The July Common Warrants have an exercise price of $2.68 per share, are immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval. The net proceeds of the offering, after deducting Roth’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the July Common Warrants, is approximately $2,835,000. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering closed on July 12, 2024. On July 18 and 23, 2024, we issued 376,368 and 250,000 shares of Common Stock, respectively, upon the full exercise of the July Pre-Funded Warrants.

August 2024 Registered Direct Offerings

On August 20, 2024, the Company entered into a placement agency agreement with Roth and a Securities Purchase Agreement with a purchaser pursuant to which the Company agreed to sell, in a registered direct offering, (i) 1,360,731 shares (the August 21 Shares) of Common Stock, and (ii) Pre-Funded Warrants (the Aug 21 Pre-Funded Warrants) to purchase up to 339,269 shares of Common Stock. In a concurrent private placement, the Company offered common stock purchase warrants (the Aug 21 Common Warrants) to the purchaser, with each warrant exercisable to purchase one share of Common Stock, with one Aug 21 Common Warrant to accompany each Aug 21 Share or Aug 21 Pre-Funded Warrant sold in the offering, and to purchase in the aggregate up to 1,700,000 shares of Common Stock. The public offering price for each Aug 21 Share was $5.00 and the public offering price for each Aug 21 Pre-Funded Warrant was $4.9999. The Aug 21 Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and may be exercised at any time until exercised in full. The Aug 21 Common Warrants have an exercise price of $5.00 per share, are immediately exercisable and will expire five years from the date of issuance. The net proceeds of the offering, after deducting Roth’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the Aug 21 Common Warrants, is approximately $7.8 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering closed on August 21, 2024. On August 21, 2024, we issued 339,269 shares of Common Stock upon the full exercise of the Aug 21 Pre-Funded Warrants.

On August 28, 2024, the Company entered into a placement agency agreement with Roth and a Securities Purchase Agreement with a purchaser pursuant to which the Company agreed to sell, in a registered direct offering, (i) 837,500 shares (the Aug 30 Shares) of Common Stock, and (ii) Pre-Funded Warrants (the Aug 30 Pre-Funded Warrants) to purchase up to 138,110 shares of Common Stock. In a concurrent private placement, the Company offered common stock purchase warrants (the Aug 30 Common Warrants) to the purchaser, with each warrant exercisable to purchase one share of Common Stock, with one Aug 30 Common Warrant to accompany each Aug 30 Share or Aug 30 Pre-Funded Warrant sold in the offering, and to purchase in the aggregate up to 975,610 shares of Common Stock. The public offering price for each Aug 30 Share was $5.125 and the public offering price for each Aug 30 Pre-Funded Warrant was $5.12499. The Aug 30 Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and may be exercised at any time until exercised in full. The Aug 30 Common Warrants have an exercise price of $5.00 per share, are immediately exercisable and will expire five years from the date of issuance. The net proceeds of the offering, after deducting Roth’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the Aug 30 Common Warrants, is approximately $4.6 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering closed on August 30, 2024. On August 30, 2024, we issued 138,110 shares of Common Stock upon the full exercise of the Aug 30 Pre-Funded Warrants.

On March 23, 2025, the Company agreed to contractual amendments to the Aug 21 Common Warrants and the Aug 30 Common Warrants (collectively, the August Warrants) to (i) reduce the exercise price of the August Warrants to $1.31 per share and (ii) extend the termination date of the August Warrants to March 25, 2030.

March 2025 Registered Direct Offering

On March 23, 2025, the Company entered into a placement agency agreement with A.G.P./Alliance Global Partners (AGP) and a Securities Purchase Agreement with a purchaser pursuant to which the Company agreed to sell, in a registered direct offering, (i) 1,350,000 shares (the March Shares) of Common Stock, (ii) Pre-Funded Warrants (the March Pre-Funded Warrants) to purchase up to 2,085,115 shares of Common Stock, and (iii) Common Warrants (the March Common Warrants) to the purchaser, with each warrant exercisable to purchase one share of Common Stock, with one March Common Warrant to accompany each March Share or March Pre-Funded Warrant sold in the offering, and to purchase in the aggregate up to 3,435,115 shares of Common Stock. The public offering price for each March Share was $1.31 and the public offering price for each March Pre-Funded Warrant was $1.3099. The March Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable immediately and may be exercised at any time until exercised in full. The March Common Warrants have an exercise price of $1.31 per share, are immediately exercisable following stockholder approval and will expire five years from the date of such stockholder approval. The net proceeds of the offering, after deducting AGP’s fees and expenses and other offering expenses payable by the Company and excluding the net proceeds, if any, from the exercise of the March Common Warrants, is approximately $4,100,000. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes. The offering closed on March 25, 2025.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our Common Stock as of May 30, 2025 by (i) each principal stockholder, (ii) each director; (iii) each of the executive officers named in the summary compensation table; and (iv) all executive officers and directors as a group. Other than Armistice Capital Master Fund Ltd. (Armistice) we do not know of any person who beneficially owns more than 5% of our Common Stock at that date. Except as otherwise indicated in footnotes to this table or, where applicable, to the extent authority is shared by spouses under community property laws, to our knowledge, the holders listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Principal Stockholders
Armistice Capital Master Fund Ltd. (2)	1,612,729	9.99%
Directors and Executive Officers: (3)
Randal Chase (4)	10,217	*
David A. Dodd (5)	78,297	*
Dean G. Kollintzas (6)	8,268	*
Nicole Lemerond (7)	3,334	*
Kelly T. McKee (8)	3,052	*
Robert T. McNally (9)	13,858	*
Jayne Morgan (10)	3,334	*
Mark J. Newman (11)	5,698	*
John N. Spencer, Jr. (12)	19,472	*
All executive officers and directors as a group (11 persons) (13)	185,311	1.2%

______________________

* Less than 1%

(1)

This table is based upon information supplied by officers and directors, and with respect to principal stockholders, any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 15,801,593 shares of Common Stock outstanding as of May 30, 2025. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days after May 30, 2025 (subject to specified limits), at any time at the option of the holder, are deemed outstanding.

(2)

Based solely upon information contained in the Schedule 13G filed with the SEC on behalf of Armistice Capital, LLC (Armistice Capital) on May 15, 2025. These shares are directly held by Armistice and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital as the investment manager of Armistice; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice specifically disclaims beneficial ownership of the securities of the Company directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The number of shares beneficially owned includes (i) 1,605,688 shares of Common Stock issuable upon the exercise of common warrants issued in May 2024, (ii) 2,170,000 shares of Common Stock issuable upon the exercise of common warrants issued in July 2024, (iii) 2,675,610 shares of Common Stock issuable upon the exercise of common warrants issued in August 2024, (iv) 123,000 shares of Common Stock issuable upon the exercise of pre-funded warrants issued in March 2025, and (v) 3,435,115 shares of Common Stock issuable upon the exercise of common warrants issued in March 2025 which are subject to beneficial ownership limitations that prohibit Armistice from exercising any portion of such a warrant that would result in Armistice owning a percentage of our outstanding Common Stock exceeding the ownership limitations contained within such instrument after giving effect to the issuance of Common Stock in connection with Armistice’s exercise. The percentage of shares owned assumes the exercise of all warrants held by Armistice, up to the beneficial ownership limitations described above. The address of Armistice is 510 Madison Avenue, 7th Floor, New York, NY 10022.

(3)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080.
(4)	Includes 2,441 shares of Common Stock and stock options/warrants to purchase 7,776 shares of Common Stock.
(5)	Includes 36,661 shares of Common Stock and stock options/warrants to purchase 41,636 shares of Common Stock.
(6)	Includes 800 shares of Common Stock and stock options/warrants to purchase 7,468 shares of Common Stock.
(7)	Includes stock options to purchase 3,334 shares of Common Stock.
(8)	Includes 2,386 shares of Common Stock and stock options to purchase 666 shares of Common Stock.
(9)	Includes 3,595 shares of Common Stock and stock options/warrants to purchase 10,263 shares of Common Stock.
(10)	Includes stock options to purchase 3,334 shares of Common Stock.
(11)	Includes stock options to purchase 5,698 shares of Common Stock.
(12)	Includes 10,402 shares of Common Stock and stock options/warrants to purchase 8,070 shares of Common Stock.
(13)	Includes 77,689 shares of Common Stock and stock options/warrants to purchase 107,882 shares of Common Stock.

DESCRIPTION OF SECURITIES WE ARE OFFERING

We are offering up to                        Units at an assumed offering price of $             per Unit, each Unit consisting of (i) one share of our Common Stock and (ii)              Warrants. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of our Common Stock included in the Units will be issued separately from the Warrants included in the Units. We are also registering the shares of our Common Stock issuable from time to time upon exercise of the Warrants offered hereby.

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our preferred stock. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of Common Stock and preferred stock:

●	the General Corporation Law of the State of Delaware, or the DGCL, as it may be amended from time to time;
●	our certificate of incorporation, as it may be amended or restated from time to time; and
●	our bylaws, as they may be amended or restated from time to time.

General

Our authorized capital stock currently consists of 160,000,000 shares, which are divided into two classes consisting of 150,000,000 shares of Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

As of May 30, 2025, there were 15,801,593 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of that date, there were outstanding pre-funded warrants to purchase 123,000 shares of Common Stock with an exercise price of $0.0001 per share and other outstanding warrants to purchase 10,052,862 shares of Common Stock with a weighted average exercise price of $2.61 per share. An additional 2,033,648 shares of Common Stock are reserved for issuance under our Stock Incentive Plans, of which 1,138,948 shares of Common Stock are issuable upon exercise of outstanding options at an average exercise price of $5.48 per share.

Common Stock

Our Common Stock is listed and traded on the Nasdaq Capital Market under the symbol “GOVX.” Holders of our Common Stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of Common Stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are to share in all assets remaining after the payment of liabilities. Holders of Common Stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights of the holders of the Common Stock are subject to any rights that may be fixed in the future for holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC, 48 Wall Street, Floor 23, New York, NY 10005, telephone 800-937-5449.

Undesignated Preferred Stock

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our certificate of incorporation, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

Warrants

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.

Duration and Exercise Price

The Warrants will have an exercise price of $             per share. The Warrants will be immediately exercisable and will be exercisable for five years from the date of issuance. The exercise price and number of shares of Common Stock issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of Common Stock.

The Warrants will be issued separately from the shares of Common Stock included in the Units offered hereby and the Warrants may be transferred separately immediately thereafter. For every one (1) share of Common Stock included in each Unit purchased in this offering,              Warrants to purchase one (1) share of our Common Stock will be issued.

Exercisability

The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 9.99% of our outstanding shares of Common Stock immediately after exercise, except that prior to the issuance of the Warrants, the holder may elect to increase the amount of ownership of outstanding shares of Common Stock after exercising the holder’s Warrants up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.

Cashless Exercise

If at the time of exercise of the Warrants there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the shares of Common Stock issuable upon exercise of the Warrants, then the Warrants will only be exercisable on a “cashless exercise” basis under which the holder will receive upon such exercise a net number of shares of Common Stock determined according to a formula set forth in the Warrants.

Fundamental Transactions

In the event of any fundamental transaction, as described in the Warrants and generally including any merger with or into another entity (but excluding the potential Acquisition), sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Common Stock, then upon any subsequent exercise of a Warrant, the holder will have the right to receive as alternative consideration, for each share of our Common Stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of Common Stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our Common Stock for which the Warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Warrants have the right to require us or a successor entity to redeem the Warrants for cash in the amount of the Black-Scholes Value (as defined in each warrant) of the unexercised portion of the Warrants concurrently with or within 30 days following the consummation of a fundamental transaction.

However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the common warrant that is being offered and paid to the holders of our Common Stock in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our Common Stock are given the choice to receive alternative forms of consideration in connection with the fundamental transaction. If the holders of our Common Stock are not offered or paid any consideration in such fundamental transaction, then such holders will be deemed to have received Common Stock.

Transferability

In accordance with its terms and subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer and payment of funds sufficient to pay any transfer taxes (if applicable).

Fractional Shares

No fractional shares of Common Stock will be issued upon the exercise of the Warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market

There is no established trading market for the Warrants and we do not expect a market to develop. We do not intend to apply for a listing for the Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Warrants will be limited.

Rights as a Stockholder

Except as otherwise provided in the Warrants or by virtue of the holder’s ownership of shares of our Common Stock, such holder of Warrants does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until such holder exercises such holder’s Warrants. The Warrants will provide that the holders of the Warrants have the right to participate in distributions or dividends paid on our shares of Common Stock.

Delaware Anti-Takeover Law

We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	the transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtained interested stockholder status;
●

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.

Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:

●	the corporation’s original charter contains a provision expressly electing not to be governed by the statute;
●	the corporation’s board of directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it;
●

the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote);

●

a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of a sufficient number of shares so that he ceases to be an interested stockholder, and during the three-year period immediately prior to a business combination, would not have been an interested stockholder but for the inadvertent acquisition;

●

the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation; or

●	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.

Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our board of directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

Indemnification

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claims for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PLAN OF DISTRIBUTION

We have entered into a placement agency agreement with Roth Capital Partners, LLC to act as the placement agent named below, with respect to the shares subject to this offering. The placement agent is not purchasing or selling any of the securities offered by this prospectus, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use its reasonable “best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the securities being offered pursuant to this prospectus. The securities will be offered at a fixed price and are expected to be issued in a single closing. We will enter into a securities purchase agreement directly with certain investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The placement agent may engage one or more subagents or selected dealers in connection with this offering.

We are offering on a “best efforts” basis up to                Units, each consisting of one common share and         warrants.

Each warrant will be exercisable for one common share. The exercise price of each warrant will equal the per Unit offering price hereunder, which we have assumed to be $         based on the closing price of our common shares rounded to the nearest whole cent on the Nasdaq Capital Market on                  , 2025. The warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised until the fifth anniversary of the date of issuance.

Indemnification

We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement, or to contribute to payments that the placement agent may be required to make in respect of those liabilities.

Determination of Offering Price

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “GOVX.” On               , 2025, the reported closing price per share of our common stock was $         . The final public offering price will be determined between us and the representative, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price. There is no established public trading market for the Warrants, and we do not expect such markets to develop. In addition, we do not intend to apply for a listing of the Warrants on any national securities exchange or other nationally recognized trading system.

Commissions and Expenses

We have agreed to pay the placement agent an aggregate fee equal to seven percent (7.0%) of the total gross proceeds from this offering. The following table shows the public offering price, placement agent fees and proceeds, before expenses, to us.

Per Unit
Public offering price	$
Placement agent fees	$
Proceeds to us, before expenses	$

The estimated offering expenses payable by us, exclusive of the placement agent fees, are approximately $           (including approximately $          which we have already paid and which have been excluded from the net proceeds we will receive from this offering described under “Use of Proceeds”), which includes our legal, accounting and printing costs and various other fees associated with registration and listing of our common stock. We have agreed to reimburse the placement agent for their reasonable out-of-pocket expenses incurred in the offering, including fees and disbursements of legal counsel to the representative, in an aggregate amount not to exceed $100,000.

There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Because this is a best efforts offering, the placement agent does not have an obligation to purchase any securities. This offering will terminate on                   , 2025, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We expect that the offering will settle delivery versus payment (“DVP”)/receipt versus payment (“RVP”). Accordingly, we and the placement agent have not made any arrangements to place investor funds in an escrow account or trust account since the placement agent will not receive investor funds in connection with the sale of the securities offered hereunder.

Lock-Up Agreements

We and each of our officers and directors have agreed with the placement agent to be subject to a lock-up period ending 90 days following the closing of this offering. During the lock-up period, we and such individuals and stockholders agreed, subject to specified exceptions, not to sell or transfer any shares of common stock or securities convertible into, or exchangeable or exercisable for, common stock. Specifically, we and such individuals agreed, in part, subject to certain exceptions, not to:

●

offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of common stock or securities convertible into or exercisable or exchangeable for common stock;

●	enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock; or
●	make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any of our securities.

Regulation M

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, the placement agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent acting as principal. Under these rules and regulations, the placement agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Certain Relationships

The placement agent and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Electronic Prospectus

This prospectus may be made available in electronic format on internet sites or through other online services maintained by the placement agent or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the placement agent’s or their affiliates’ websites and any information contained in any other website maintained by the placement agent or any affiliate of the placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent and should not be relied upon by investors.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the placement agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the placement agent is not required to comply with the disclosure requirements of NI33-105 regarding placement agent conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area - Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
●

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

●

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any placement agent for any such offer; or

●

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be affected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.
●

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

●	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;
●	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;
●

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

●

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”), pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares of common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Qatar

The shares of common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Womble Bond Dickinson (US) LLP. Certain legal matters in connection with this offering will be passed upon for the placement agent by Pryor Cashman LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included in this prospectus and elsewhere in the registration statement have been audited by Wipfli LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available at the SEC’s website address referred to above. In addition, you may request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

GeoVax Labs, Inc.

1900 Lake Park Drive, Suite 380

Smyrna, Georgia 30080

Tel: (678) 384-7220

Attention: Mark W. Reynolds, Chief Financial Officer

Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

GEOVAX LABS, INC.

235 Peachtree Street NE Suite 1800 Atlanta, GA 30303	404 588 4200 wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GeoVax Labs, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GeoVax Labs, Inc. and subsidiary
(the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements and schedule (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company expects to continue to generate operating losses in the foreseeable future and will require additional funding to continue its research and development activities. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ WIPFLI LLP

We have served as the Company’s auditor since 2005.

Atlanta, Georgia

March 27, 2025

GEOVAX LABS, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$5,506,941	$6,452,589
Government contract receivable	659,409	-
Prepaid expenses	1,768,533	1,433,153
Total current assets	7,934,883	7,885,742
Property and equipment, net	149,974	209,689
Other assets	71,010	1,187,788

Total assets	$8,155,867	$9,283,219

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,849,760	$2,802,950
Accrued expenses	1,257,572	716,931
Total current liabilities	3,107,332	3,519,881

Commitments (Note 5)

Stockholders’ equity:
Common stock, $.001 par value:
Authorized shares – 150,000,000 and 600,000,000 at December 31, 2024 and 2023, respectively
Issued and outstanding shares – 10,536,875 and 1,977,152 at December 31, 2024 and 2023, respectively	10,537	1,977
Additional paid-in capital	134,394,079	110,125,146
Accumulated deficit	(129,356,081)	(104,363,785)
Total stockholders’ equity	5,048,535	5,763,338

Total liabilities and stockholders’ equity	$8,155,867	$9,283,219

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31, December 31,
	2024	2023
Revenue from government contract	$3,954,576	$-

Operating expenses:
Research and development	23,713,602	20,720,766
General and administrative	5,385,254	6,022,173
Total operating expenses	29,098,856	26,742,939

Loss from operations	(25,144,280)	(26,742,939)

Other income (expense):
Interest income	173,359	776,177
Interest expense	(21,375)	-
Total other income (expense)	151,984	776,177

Net loss	$(24,992,296)	$(25,966,762)

Basic and diluted:
Net loss per common share	$(4.82)	$(14.29)
Weighted average shares outstanding	5,187,038	1,817,282

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2022	1,755,664	$1,756	$104,995,301	$(78,397,023)	$26,600,034
Issuance of common stock upon warrant exercise	197,467	197	4,062,245	-	4,062,442
Issuance of common stock for services	24,021	24	212,476	-	212,500
Stock option expense	-	-	855,124	-	855,124
Net loss for the year ended December 31, 2023	-	-	-	(25,966,762)	(25,966,762)
Balance at December 31, 2023	1,977,152	$1,977	$110,125,146	$(104,363,785)	$5,763,338
Sale of common stock and warrants for cash	4,889,030	4,890	21,393,493	-	21,398,383
Issuance of common stock upon warrant exercise	3,608,568	3,608	2,363,525	-	2,367,133
Issuance of common stock for services	6,703	7	37,493	-	37,500
Fractional share roundup following reverse split	55,422	55	(55)	-	-
Stock option expense	-	-	474,477	-	474,477
Net loss for the year ended December 31, 2024	-	-	-	(24,992,296)	(24,992,296)
Balance at December 31, 2024	10,536,875	$10,537	$134,394,079	$(129,356,081)	$5,048,535

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2024	2023
Cash flows from operating activities:
Net loss	$(24,992,296)	$(25,966,762)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	95,368	74,169
Stock-based compensation expense	528,644	1,074,957
Changes in assets and liabilities:
Government contract receivable	(659,409)	-
Prepaid expenses and other current assets	(352,047)	(114,488)
Other assets	1,116,778	986,498
Accounts payable and accrued expenses	(412,549)	(1,228,013)
Total adjustments	316,785	793,123
Net cash used in operating activities	(24,675,511)	(25,173,639)

Cash flows from investing activities:
Purchase of equipment	(20,653)	(48,946)
Net cash used in investing activities	(20,653)	(48,946)

Cash flows from financing activities:
Net proceeds from issuance of notes payable – related parties	135,000	-
Repayment of notes payable – related parties	(150,000)	-
Net proceeds from sale of common stock and warrants	21,398,383	-
Net proceeds from warrant exercises	2,367,133	4,062,442
Net cash provided by financing activities	23,750,516	4,062,442

Net decrease in cash and cash equivalents	(945,648)	(21,160,143)
Cash and cash equivalents at beginning of period	6,452,589	27,612,732

Cash and cash equivalents at end of period	$5,506,941	$6,452,589

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2024 and 2023

1.	Nature of Business

GeoVax Labs, Inc., headquartered in the Atlanta, Georgia metropolitan area, is a clinical-stage biotechnology company incorporated under the laws of the State of Delaware. GeoVax Labs, Inc. and its wholly owned subsidiary, GeoVax, Inc., a Georgia corporation, are collectively referred to herein as “GeoVax” or the “Company”.

The Company is focused on developing immunotherapies and vaccines against infectious diseases and cancers using novel vector vaccine platforms. GeoVax’s lead clinical program is GEO-CM04S1, a next-generation COVID-19 vaccine for which the Company was recently awarded a U.S. government-funded contract (See Note 10) to sponsor a 10,000-participant Phase 2b clinical trial to evaluate the efficacy of GEO-CM04S1 versus an approved COVID-19 vaccine. In addition, GEO-CM04S1 is currently in three Phase 2 clinical trials, being evaluated as (1) a primary vaccine for immunocompromised patients such as those suffering from hematologic cancers and other patient populations for whom the current authorized COVID-19 vaccines are insufficient, (2) a booster vaccine in patients with chronic lymphocytic leukemia (CLL) and (3) a more robust, durable COVID-19 booster among healthy patients who previously received the mRNA vaccines. In oncology GeoVax’s lead clinical program is Gedeptin®, a novel oncolytic solid tumor gene-directed therapy, which recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. A Phase 2 clinical trial in first recurrent head and neck cancer, evaluating Gedeptin® combined with an immune checkpoint inhibitor is planned to initiate in mid-2025.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GeoVax Labs, Inc. together with GeoVax, Inc. All intercompany transactions have been eliminated in consolidation.

Basis of Presentation and Going Concern

We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates and will require additional funding to continue our research and development activities. We believe that our existing cash resources will be sufficient to continue our planned operations into the third quarter of 2025. We plan to pursue additional capital resources through public or private equity or debt financing, government grants/contracts, arrangements with strategic partners, or from other sources. There can be no assurance that additional funding will be available on favorable terms or at all. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the issue date of these financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

The accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock split described in Note 6.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by high credit quality financial institutions. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. We calculate depreciation using the straight-line method over the estimated useful lives of the assets. We amortize leasehold improvements using the straight-line method over the term of the related lease.

We recognize leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 842, which requires lessees to classify leases as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. In the case of our facility lease agreement which has an effective term of less than 12 months, we made an accounting policy election to not recognize lease assets and liabilities and record lease expense on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If we consider such assets to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the expected future net cash flows from the assets.

Accrued Expenses

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third-party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding, including any common shares that may be issuable upon exercise of prefunded warrants. Additional potentially dilutive securities, which include stock options and stock purchase warrants, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. The securities that could potentially dilute basic earnings per share in the future and that have been excluded from the computation of diluted net loss per share totaled 6,951,395 and 1,731,391 shares at December 31, 2024 and 2023, respectively.

Revenue Recognition

We recognize revenue in accordance with FASB ASC Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

We have received payments from government entities under non-refundable grants and contracts in support of our vaccine development programs. We record revenue associated with these grants and contracts when the reimbursable costs are incurred and we have complied with all conditions necessary to receive the funds. From time to time, we may enter into collaborative research and development agreements for specific vaccine development approaches and/or disease indications whereby we receive third-party funding for preclinical research under certain of these arrangements. Each agreement is evaluated in accordance with the process defined by ASC Topic 606 and revenue is recognized accordingly.

Research and Development Expense

Research and development costs are charged to expense as incurred and consist of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) salaries, benefits, and stock-based compensation for personnel, (ii) laboratory supplies and facility-related expenses to conduct development, (iii) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (iv) costs related to sponsored research agreements, (v) costs to procure and manufacture materials used in clinical trials, and (vi) license fees and other expenses associated with technology license agreements.

We accrue estimated costs of research and development activities conducted by third-party service providers, which may include the conduct of preclinical studies and clinical trials, and contract manufacturing activities. When evaluating the adequacy of the accrued liabilities, we analyze progress of the studies or trials, including clinical trial participant enrollment, completion of events, invoices received and other events. Advance payments for research and development activities are deferred and included in prepaid expenses and other assets. The deferred amounts are expensed as the related goods are delivered or the services are performed.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred and are included in general and administrative expense.

Period-to-Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Stock-based compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Stock-based compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 7 for additional stock-based compensation information.

Other Recent Accounting Pronouncements

There have been no recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.	Balance Sheet Components

Prepaid Expenses – Prepaid expenses consist of the following as of December 31, 2024 and 2023:

	2024	2023
Prepaid clinical trial costs (current portion)	$1,524,813	$1,282,746
Prepaid insurance premiums	220,675	110,695
Prepaid rent	13,045	13,045
Other prepaid expenses	10,000	26,667
Total prepaid expenses	$1,768,533	$1,433,153

Property and Equipment – Property and equipment consist of the following as of December 31, 2024 and 2023:

	2024	2023
Equipment and furnishings	$795,411	$774,758
Leasehold improvements	115,605	115,605
Total property and equipment	911,016	890,363
Accumulated depreciation and amortization	(761,042)	(680,674)
Total property and equipment, net	$149,974	$209,689

Depreciation expense was $80,368 and $74,169 during the years ended December 31, 2024 and 2023, respectively.

Other Assets – Other assets consist of the following as of December 31, 2024 and 2023:

	2024	2023
Prepaid clinical trial costs (noncurrent portion)	$-	$1,106,778
Prepaid technology license fees	60,000	70,000
Deposits	11,010	11,010
Total other assets	$71,010	$1,187,788

Accrued Expenses – Accrued expenses consist of the following as of December 31, 2024 and 2023:

	2024	2023
Payroll-related liabilities	$986,691	$114,337
Other accrued expenses	270,881	602,594
Total accrued expenses	$1,257,572	$716,931

4.	Notes Payable – Related Parties

On May 10, 2024, we issued 10% Original Issue Discount Promissory Notes (the “Notes”) with an aggregate principal amount of $150,000 to members of our Board of Directors and senior management, in exchange for gross cash proceeds to us of $135,000. The Notes were unsecured, bore interest at a rate of 15% per annum, and matured upon of the earlier of (i) six months from the issue date or (ii) three days following the date the Company completes an offering of its common stock with gross proceeds of not less than $5 million (a “Qualified Financing Event”). On August 22, 2024, following the successful completion of a Qualified Financing Event, we repaid the aggregate principal amount of the Notes in full, together with accrued interest. Total interest expense recorded during 2024 was $21,375, consisting of $15,000 of debt discount amortization and $6,375 of accrued interest.

5.	Commitments

Operating Lease. We lease approximately 8,400 square feet of office and laboratory space pursuant to an operating lease which expires on December 31, 2025. Rent expense for the years ended December 31, 2024 and 2023 was $187,527 and $182,106, respectively. Future minimum lease payments total approximately $193,000 in 2025 although the lease may be terminated at any time by either party with one hundred eighty days written notice.

License Agreements. We have entered into license agreements for various technologies and patent rights associated with our product development activities. These agreements may contain provisions for upfront payments, milestone fees due upon the achievement of selected development and regulatory events, minimum annual royalties or other fees, and royalties based on future net sales. Due to the uncertainty of the achievement and timing of the contingent events requiring payment under these agreements, the amounts to be paid by us in the future are not determinable.

Other Commitments. In the normal course of business, we enter into various contracts and purchase commitments including those with contract research organizations (“CROs”) and contract manufacturing organizations (“CMOs”) for clinical trials services and production of materials for use in our clinical trials. Most contracts are generally cancellable, with notice, at the Company’s option. Payments due upon cancellation may consist of payments for services provided or expenses incurred to date, or cancellation penalties depending on the time of cancellation.

6.	Stockholders’ Equity

Reverse Stock Split and Reduction of Authorized Shares of Common Stock

At a special meeting of our stockholders held on January 16, 2024, our stockholders approved an amendment to our certificate of incorporation to (i) reduce our authorized shares of common stock from 600,000,000 to 150,000,000 and (ii) effect a one-for-fifteen reverse split of our common stock. The amendment to our certificate of incorporation was filed with the Delaware Secretary of State on January 30, 2024 and our common stock began trading on the split-adjusted basis on January 31, 2024. The accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock split.

Common Stock and Warrant Offerings

On May 21, 2024, we closed a registered direct offering of 220,000 shares of common stock and pre-funded warrants to purchase an aggregate of 582,844 shares of common stock (the “May 2024 Pre-Funded Warrants”). In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 1,605,688 shares of common stock at an exercise price of $1.68 per share. Net proceeds after deducting placement agent commissions and other offering expenses were approximately $1.2 million.

On July 12, 2024, we closed a registered direct offering of 458,632 shares of common stock and pre-funded warrants to purchase an aggregate of 626,368 shares of common stock (the “July 2024 Pre-Funded Warrants”). In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 2,170,000 shares of common stock at an exercise price of $2.86 per share. Net proceeds after deducting placement agent commissions and other offering expenses were approximately $2.8 million.

On August 21, 2024, we closed a registered direct offering of 1,360,731 shares of common stock and pre-funded warrants to purchase an aggregate of 339,269 shares of common stock (the “August 21, 2024 Pre-Funded Warrants”). In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 1,700,000 shares of common stock at an exercise price of $5.00 per share. Net proceeds after deducting placement agent commissions and other offering expenses were approximately $7.9 million.

On August 30, 2024, we closed a registered direct offering of 837,500 shares of common stock and pre-funded warrants to purchase an aggregate of 138,110 shares of common stock (the “August 30, 2024 Pre-Funded Warrants”). In a concurrent private placement, we issued common warrants to the purchaser to purchase up to 975,610 shares of common stock at an exercise price of $5.00 per share. Net proceeds after deducting placement agent commissions and other offering expenses were approximately $4.6 million.

On September 25, 2024, we entered into a sales agreement and established an “At-the-Market” continuous offering program (the “ATM Program”), pursuant to which the Company may, from time to time, offer and sell shares of its common stock through its sales agent. The Company’s common stock will be sold at prevailing market prices at the time of the sale and, as a result, prices will vary. The sales agent will be paid a 3% commission on each sale under the ATM Program. During 2024 we sold 2,012,167 shares of our common stock through the ATM Program for net proceeds of approximately $4.9 million.

Warrant Exercises

On December 2, 2023, we entered into a warrant exercise inducement letter with the holder of certain warrants issued during 2022, pursuant to which the holder agreed to fully exercise each warrant (aggregate of 704,499 shares) at a reduced exercise price of $6.21 per share in consideration for our agreement to issue a new warrant (the “December 2023 Warrant”) to purchase 1,408,998 shares of common stock at an exercise price of $6.21 per share. Upon exercise of their existing warrants, at the holder’s direction we issued to them 197,467 shares of common stock and held 507,032 shares in abeyance (in the form of a prefunded warrant, the “December 2023 Pre-Funded Warrants”). Net proceeds to us after deducting placement agent commissions and other offering expenses were approximately $4.1 million. The December 2023 Pre-Funded Warrants were fully exercised during February, March and June 2024.

During June 2024, we issued (i) 582,844 shares of our common stock upon the exercise of the May 2024 Pre-Funded Warrants; (ii) 2,549 shares of our common stock upon the cashless exercise of 4,000 warrants issued in June 2020, and (iii) 826,998 shares of our common stock upon the partial exercise of the December 2023 Warrants, with net cash proceeds to us of approximately $1.4 million.

During July 2024, we issued 626,368 shares of our common stock upon the exercise of the July 2024 Pre-Funded Warrants.

During August 2024, we issued (i) 477,379 shares of our common stock upon the exercise of the August 21, 2024 Pre-Funded Warrants and the August 30, 2024 Pre-Funded Warrants; (ii) 3,398 shares of our common stock upon the cashless exercise of 4,000 warrants issued in June 2020, and (iii) 582,000 shares of our common stock upon the exercise of the remaining December 2023 Warrants, with net cash proceeds to us of approximately $978,000.

Other Common Stock Transactions – During 2024 and 2023 we issued 6,703 and 24,021 shares, respectively, of our common stock pursuant to consulting agreements. During January 2024 we issued 55,422 shares of our common stock for the roundup of fractional shares associated with the reverse stock split.

Common Stock Reserved for Future Issuance – Common stock reserved for future issuance consists of the following at December 31, 2024:

Shares
Stock warrants outstanding	6,617,747
Stock options outstanding	333,648
Stock options authorized for future grants	1,700,000
Total	8,651,395

Stock Options

We have stock-based incentive plans (the “Stock Incentive Plans”) pursuant to which our Board of Directors may grant stock options or other stock awards to our employees, directors and consultants. A total of 2,033,648 shares of our common stock are reserved for future issuance pursuant to the Stock Incentive Plans. The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options have a maximum ten-year term.

A summary of the Company’s stock option activity during 2024 is presented below.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	134,609	$28.41	8.2	$-0-
Granted	200,000	2.23
Exercised	-	-
Forfeited or expired	(961)	30.17
Outstanding at December 31, 2024	333,648	$12.71	8.6	$58,500
Exercisable at December 31, 2024	117,905	$30.67	7.1	$-

Stock Warrants

A summary of the Company’s warrant activity during 2024 is presented below.

	Common Warrants
	Number of Shares		Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Pre-Funded Warrants Number of Shares	Total Warrants
Outstanding at December 31, 2023	1,596,781		$14.58	5.0	-	2,103,813
Issued	6,451,298		3.45		1,686,591	8,137,889
Exercised	(1,416,998	)*	1.68		(2,193,623)	(3,610,621)
Forfeited/Expired	(13,334)		89.92		-	(13,334)
Outstanding at December 31, 2024	6,617,747		$5.13	4.6	-	6,617,747
* Includes 8,000 warrants exercised on a cashless basis for 5,947 shares of common stock.

The table below summarizes additional information concerning warrants outstanding as of December 31, 2024.

Issue Date	Number of Shares	Exercise Price	Expiration
September 2020	159,781	$75.00	September 2025
September 2021	6,668	195.00	September 2026
May 2024	1,605,688	1.68	May 2029
July 2024	2,170,000	2.13	January 2030
August 2024	2,675,610	5.00	August 2029
Outstanding at December 31, 2024	6,617,747

7.	Stock-Based Compensation Expense

Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the classification of the individual to whom the award is granted. We also have issued shares of restricted common stock to consultants and recognize the related expense over the terms of the related agreements.

We use the Black-Scholes model for determining the grant date fair value of our stock option grants. This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. We granted no stock options during 2023. The significant assumptions we used in our fair value calculations for stock options granted during 2024 were as follows:

Weighted average risk-free interest rates	3.8%
Expected dividend yield	0.0%
Expected life of option (in years)	7.0
Expected volatility	204.2%

The weighted-average grant date fair values of stock options granted during 2024 and 2023 were $2.22 and $-0-, respectively. As of December 31, 2024, there is $515,969 of unrecognized compensation expense that will be recognized over a weighted-average period of 1.8 years.

The following table summarizes our total stock-based compensation expense for employees, directors and consultants for the years ended December 31, 2024 and 2023:

	2024	2023
Stock options:
Research and development	$222,202	$291,094
General and administrative	252,275	564,030
Total stock option expense	474,477	855,124
Stock awards:
General and administrative	54,167	219,833
Total stock-based compensation expense	$528,644	$1,074,957

8.	Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third-party service provider, and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2024 and 2023 our contributions to the 401k Plan were $106,191 and $95,658, respectively.

9.	Income Taxes

At December 31, 2024, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $116.8 million available to offset against future taxable income of which approximately $28.3 million expires in varying amounts in 2025 through 2037. Additionally, we have approximately $5.5 million in research and development (“R&D”) tax credits that expire in 2025 through 2044 unless utilized earlier. No income taxes have been paid to date. Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of our NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future. The table below presents significant components of our deferred tax assets and liabilities at December 31, 2024 and 2023.

	2024	2023
Deferred tax assets:
Net operating loss carryforward	$30,374,640	$25,527,210
Research and development tax credit carryforward	5,506,154	3,870,460
Stock-based compensation expense	676,250	552,886
Accrued expenses	256,540	29,728
Total deferred tax assets	36,813,584	29,980,284
Deferred tax liabilities
Depreciation	29,812	45,122
Net deferred tax assets	36,783,772	29,935,162
Valuation allowance	(36,783,772)	(29,935,162)
Net deferred tax asset after reduction for valuation allowance	$-0-	$-0-

A reconciliation of the U.S. federal income tax rate to the Company’s effective tax rate is as follows:

	2024	2023
U.S. federal statutory rate applied to pretax loss	21.0%	21.0%
State income tax (benefit)	4.0	3.9
Permanent differences	(0.0)	(0.0)
NOL carryforward expiration	(4.1)	(4.3)
R&D tax credits, net of expiration	6.5	6.4
Change in valuation allowance and other adjustments	(27.4)	(27.0)
Effective tax rate	0.0%	0.0%

10.	Revenue from Government Contract

In June 2024, GeoVax was awarded a contract through the Rapid Response Partnership Vehicle (RRPV) to advance the clinical development of GEO-CM04S1, the Company’s next-generation COVID-19 vaccine. The RRPV is a consortium funded by the Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response (ASPR) in the U.S. Department of Health and Human Services (HHS). Under the agreement with Advanced Technology International, the RRPV’s consortium management firm (the “ATI-RRPV Contract”), GeoVax will sponsor a 10,000-participant, randomized, Phase 2b double-blinded study to assess the clinical efficacy, safety, and immunogenicity of GEO-CM04S1 compared with a U.S. Food and Drug Administration (FDA)-approved mRNA COVID-19 vaccine.

The direct award to GeoVax, currently approximately $26.2 million and which may increase to as much as $45 million, is funding the manufacturing of clinical materials and support for the Phase 2b clinical trial, including regulatory activities. BARDA has made a separate award through its Clinical Studies Network to fully fund the execution of the study by Allucent, a global clinical research organization; the funding provided directly to Allucent will not be recognized in GeoVax’s financial statements. During 2024, GeoVax recognized revenue of $3,954,546 associated with the ATI-RRPV Contract. We record revenue associated with this contract as the reimbursable costs are incurred.

11.	Subsequent Events

ATM Program. Subsequent to December 31, 2024, we have sold 1,952,603 shares of common stock under the ATM Program, for net proceeds of approximately $3.8 million.

March 2025 Offering. On March 25, 2025, we closed a registered direct offering of 1,350,000 shares of common stock, pre-funded warrants to purchase an aggregate of 2,085,115 shares of common stock, and common warrants to purchase up to 3,435,115 shares of common stock at an exercise price of $1.31 per share. Net proceeds after deducting placement agent commissions and other offering expenses were approximately $4.1 million.

GEOVAX LABS, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2024 and 2023

		Additions (Reductions)
Description	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End Of Period
Reserve Deducted in the Balance Sheet From the Asset to Which it Applies:

Allowance for Deferred Tax Assets
Year ended December 31, 2024	$29,935,162	$6,848,610	$-0-	$-0-	$36,783,772
Year ended December 31, 2023	$22,909,470	$7,025,692	$-0-	$-0-	$29,935,162

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2025	2024
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$7,438,769	$5,506,941
Government contract receivable	1,497,545	659,409
Prepaid expenses	1,676,093	1,768,533
Total current assets	10,612,407	7,934,883
Property and equipment, net	149,947	149,974
Other assets	71,010	71,010

Total assets	$10,833,364	$8,155,867

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,403,042	$1,849,760
Accrued expenses	532,292	1,257,572
Total current liabilities	2,935,334	3,107,332

Commitments (Note 4)

Stockholders’ equity:
Common stock, $.001 par value:
Authorized shares – 150,000,000 and 600,000,000 at March 31, 2025 and December 31, 2024, respectively
Issued and outstanding shares – 13,839,478 and 10,536,875 at March 31, 2025 and December 31, 2024, respectively	13,839	10,537
Additional paid-in capital	142,597,923	134,394,079
Accumulated deficit	(134,713,732)	(129,356,081)
Total stockholders’ equity	7,898,030	5,048,535

Total liabilities and stockholders’ equity	$10,833,364	$8,155,867

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2025	2024
Revenue from government contract	$1,636,863	$-

Operating expenses:
Research and development	5,354,588	4,425,728
General and administrative	1,687,445	1,457,353
Total operating expenses	7,042,033	5,883,081

Loss from operations	(5,405,170)	(5,883,081)

Other income:
Interest income	47,519	32,949

Net loss	$(5,357,651)	$(5,850,132)

Basic and diluted:
Net loss per common share	$(0.45)	$(2.47)
Weighted average shares outstanding	11,954,797	2,367,050

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Unaudited)

	Three Months Ended March 31, 2025
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2024	10,536,875	$10,537	$134,394,079	$(129,356,081)	$5,048,535
Sale of common stock and warrants for cash	3,302,603	3,302	7,911,100	-	7,914,402
Stock option expense	-	-	292,744	-	292,744
Net loss for the three months ended March 31, 2025	-	-	-	(5,357,651)	(5,357,651)
Balance at March 31, 2025	13,839,478	$13,839	$142,597,923	$(134,713,732)	$7,898,030

	Three Months Ended March 31, 2024
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2023	1,977,152	$1,977	$110,125,146	$(104,363,785)	$5,763,338
Issuance of common stock for services	6,703	7	37,493	-	37,500
Issuance of common stock upon warrant exercise	269,032	269	(269)	-	-
Fractional share roundup following reverse split	55,422	55	(55)	-	-
Stock option expense	-	-	103,569	-	103,569
Net loss for the three months ended March 31, 2024	-	-	-	(5,850,132)	(5,850,132)
Balance at March 31, 2024	2,308,309	$2,308	$110,265,884	$(110,213,917)	$54,275

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(5,357,651)	$(5,850,132)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	16,921	19,576
Stock-based compensation expense	292,744	157,736
Changes in assets and liabilities:
Government contract receivable	(838,136)	-
Prepaid expenses and other current assets	92,440	(677,033)
Other assets	-	882,097
Accounts payable and accrued expenses	(171,998)	(215,974)
Total adjustments	(608,029)	166,402
Net cash used in operating activities	(5,965,680)	(5,683,730)

Cash flows from investing activities:
Purchase of equipment	(16,894)	-
Net cash used in investing activities	(16,894)	-

Cash flows from financing activities:
Net proceeds from sale of common stock and warrants	7,914,402	-
Net cash provided by financing activities	7,914,402	-

Net increase (decrease) in cash and cash equivalents	1,931,828	(5,683,730)
Cash and cash equivalents at beginning of period	5,506,941	6,452,589

Cash and cash equivalents at end of period	$7,438,769	$768,859

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2025

(unaudited)

1.	Nature of Business

GeoVax Labs, Inc., headquartered in the Atlanta, Georgia metropolitan area, is a clinical-stage biotechnology company incorporated under the laws of the State of Delaware. GeoVax Labs, Inc. and its wholly owned subsidiary, GeoVax, Inc., a Georgia corporation, are collectively referred to herein as “GeoVax” or “the Company”.

The Company is focused on developing immunotherapies and vaccines against infectious diseases and cancers using novel vector vaccine platforms. GeoVax’s lead clinical program is GEO-CM04S1, a next-generation COVID-19 vaccine currently in three Phase 2 clinical trials, being evaluated as (i) a primary vaccine for immunocompromised patients such as those suffering from hematologic cancers and other patient populations for whom the current authorized COVID-19 vaccines are insufficient, (ii) a booster vaccine in patients with chronic lymphocytic leukemia (CLL), and (iii) a more robust, durable COVID-19 booster among healthy patients who previously received the mRNA vaccines. In oncology GeoVax’s lead clinical program is Gedeptin®, a novel oncolytic solid tumor gene-directed therapy which recently completed a multicenter Phase 1/2 clinical trial for advanced head and neck cancers. The Company is also developing GEO-MVA, a vaccine targeting Mpox and smallpox.

2.	Summary of Significant Accounting Policies

We disclosed in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024 those accounting policies that we consider significant in determining our results of operations and financial position. During the three months ended March 31, 2025, there have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K.

Basis of Presentation

The accompanying financial statements include the accounts of GeoVax Labs, Inc. and GeoVax, Inc. All intercompany transactions have been eliminated in consolidation. The financial statements are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of interim periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2024. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates and will require additional funding to continue our research and development activities. We believe that our existing cash resources will be sufficient to continue our planned operations into the third quarter of 2025. We plan to pursue additional capital resources through public or private equity or debt financings, government grants/contracts, arrangements with strategic partners, or from other sources. There can be no assurance that additional funding will be available on favorable terms or at all. These factors collectively raise substantial doubt about the Company’s ability to continue as a going concern. Management believes that we will be successful in securing the additional capital required to continue the Company’s planned operations, but that our plans do not fully alleviate the substantial doubt about the Company’s ability to operate as a going concern.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Recent Accounting Pronouncements

During the three months ended March 31, 2025, there have been no new accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements.

3.	Balance Sheet Components

Prepaid Expenses – Prepaid expenses consist of the following:

	March 31, 2025	December 31, 2024
Prepaid clinical trial costs	$1,505,931	$1,524,813
Prepaid insurance premiums	147,117	220,675
Prepaid rent	13,045	13,045
Other prepaid expenses	10,000	10,000
Total prepaid expenses	$1,676,093	$1,768,533

Property and Equipment – Property and equipment consist of the following:

	March 31, 2025	December 31, 2024
Equipment and furnishings	$812,305	$795,411
Leasehold improvements	115,605	115,605
Total property and equipment	927,910	911,016
Accumulated depreciation and amortization	(777,963)	(761,042)
Total property and equipment, net	$149,947	$149,974

Other Assets – Other assets consist of the following:

	March 31, 2025	December 31, 2024
Prepaid technology license fees	$60,000	$60,000
Deposits	11,010	11,010
Total other assets	$71,010	$71,010

Accrued Expenses – Accrued expenses consist of the following:

	March 31, 2025	December 31, 2024
Payroll-related liabilities	$177,717	$986,691
Other accrued expenses	354,575	270,881
Total accrued expenses	$532,292	$1,257,572

4.         Commitments

Operating Lease. We lease approximately 8,400 square feet of office and laboratory space pursuant to an operating lease which expires on December 31, 2025. Rent expense for the three-month periods ended March 31, 2025 and 2024 was $48,177 and $46,764, respectively. Future minimum lease payments total $144,531 in 2025.

License Agreements. We have entered into license agreements for various technologies and patent rights associated with our product development activities. These agreements may contain provisions for upfront payments, milestone fees due upon the achievement of selected development and regulatory events, minimum annual royalties or other fees, and royalties based on future net sales. Due to the uncertainty of the achievement and timing of the contingent events requiring payment under these agreements, the amounts to be paid by us in the future are not determinable.

Other Commitments. In the normal course of business, we enter into various contracts and purchase commitments including those with contract research organizations (“CROs”) for clinical trial services, contract manufacturing organizations (“CMOs”) for production of materials for use in our clinical trials, and other independent contractors or academic institutions for preclinical research activities and other services and products. Most contracts are generally cancellable, with notice, at the Company’s option. Payments due upon cancellation may consist of payments for services provided or expenses incurred to date, or cancellation penalties depending on the time of cancellation.

5.	Stockholders’ Equity

Common Stock Transactions

March 2025 Offering. On March 25, 2025, we closed a registered direct offering of 1,350,000 shares of common stock, pre-funded warrants to purchase an aggregate of 2,085,115 shares of common stock, and common warrants to purchase up to 3,435,115 shares of common stock at an exercise price of $1.31 per share. Net proceeds after deducting placement agent commissions and other offering expenses were approximately $4.1 million.

ATM Program. On September 25, 2024, we entered into a Sales Agreement and established an “At-the-Market” continuous offering program (the “ATM Program”), pursuant to which the Company may offer and sell, from time to time through its sales agent, shares of its common stock. During the three months ended March 31, 2025 we sold 1,952,603 shares of our common stock through the ATM Program for net proceeds of approximately $3.8 million, after deducting commissions to the sales agent and other related expenses.

Stock Options

We have stock-based incentive plans (the “Plans”) pursuant to which our Board of Directors may grant stock options and other stock-based awards to our employees, directors and consultants. Including the outstanding stock options, a total of 2,033,648 shares of our common stock are reserved for future issuance pursuant to the Plans. A summary of the Company’s stock option activity during the three months ended March 31, 2025 is presented below.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	333,648	$12.71	8.6	$58,500
Stock options granted	805,300	2.48
Outstanding at March 31, 2025	1,138,948	$5.48	9.4	$-
Exercisable at March 31, 2025	117,905	$30.67	6.8	$-

Stock Purchase Warrants

A summary of the Company’s warrant activity during the three months ended March 31, 2025 is presented below.

	Common Warrants
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Pre-Funded Warrants Number of Shares	Total Warrants
Outstanding at December 31, 2024	6,617,747	$5.13	4.6	-	6,617,747
Warrants issued	3,435,115	1.31		2,085,115	5,520,230
Outstanding at March 31, 2025	10,052,862	$2.61	4.8	-	12,137,977

The table below summarizes additional information concerning warrants outstanding as of March 31, 2025.

Issue Date	Number of Shares	Exercise Price	Expiration
September 2020	159,781	$75.00	September 2025
September 2021	6,668	195.00	September 2026
May 2024	1,605,688	1.31	May 2029
July 2024	2,170,000	1.31	January 2030
August 2024	2,675,610	1.31	March 2030
March 2025	2,085,115	0.0001	n/a
March 2025	3,435,115	1.31	June 2030
Outstanding at March 31, 2025	12,137,977

6.	Stock-Based Compensation Expense

Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the classification of the individual to whom the award is granted. Stock-based compensation expense related to stock option grants was $292,744 and $103,569 during the three-month periods ended March 31, 2025 and 2024, respectively. As of March 31, 2025, there is approximately $2.2 million of unrecognized compensation expense that we expect to recognize over a weighted-average period of 2.4 years.

We occasionally issue shares of our restricted common stock for consulting and other services and recognize the expense over the terms of the related agreements. During the three-month periods ended March 31, 2025 and 2024 we recorded stock-based compensation expense of $-0- and $54,167, respectively, associated with common stock issued for consulting services.

7.	Revenue from Government Contract

In June 2024, GeoVax was awarded a contract through the Rapid Response Partnership Vehicle (RRPV) to advance the clinical development of GEO-CM04S1, the Company’s next-generation COVID-19 vaccine. The RRPV is a consortium funded by the Biomedical Advanced Research and Development Authority (BARDA), part of the Administration for Strategic Preparedness and Response (ASPR) in the U.S. Department of Health and Human Services (HHS). The award was formalized through an agreement with Advanced Technology International (ATI), the RRPV’s consortium management firm (the “ATI-RRPV Contract”).

During the three months ended March 31, 2025, we recognized revenue of $1,636,863 associated with the ATI-RRPV Contract. On April 11, 2025, we received written notification from ATI directing the Company to immediately cease all work and indicating that BARDA determined to terminate the contract for convenience to the government pursuant to terms contained in the ATI-RRPV Contract.

8.	Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding, including pre-funded warrants outstanding as of March 31, 2025. The Company’s potentially dilutive securities, which include stock options and stock purchase warrants, have been excluded from the computation of diluted net loss per share as the effect would be antidilutive. The securities that could potentially dilute basic earnings per share in the future and that have been excluded from the computation of diluted net loss per share totaled 11,191,810 and 1,721,895 shares at March 31, 2025 and 2024, respectively.

9.	Income Taxes

No provision for income taxes was recorded in either of the three-month periods ended March 31, 2025 and 2024. The Company remains in a cumulative loss position with a full valuation allowance recorded against its net deferred income tax assets as of March 31, 2025.

10.	Subsequent Events

During April 2025, we issued 1,354,115 shares of common stock upon the exercise of pre-funded warrants.

GEOVAX LABS, INC.

                     Units

Each Unit Consisting of

One Share of Common Stock and

Warrants to Purchase One Share of Common Stock

Shares of Common Stock Underlying the Warrants

PROSPECTUS

Roth Capital Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the offer of the Common Stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq listing fee.

SEC registration fee	$
Nasdaq listing fee
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous fees and expenses
Total	$

Item 14. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

On January 14, 2022, we entered into a Securities Purchase Agreement with Armistice providing for the issuance and sale to Armistice of 47,166 shares of Common Stock, 157,333 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrant and 204,499 shares of Common Stock issuable upon the exercise of the Common Warrant. The Warrants are exercisable immediately and contain price adjustment provisions which may, under certain circumstances, reduce the applicable exercise price; the Pre-Funded Warrant shall terminate when fully exercised and the Common Warrant shall terminate on the fifth anniversary of the effective date of the Resale Registration Statement. The Private Placement closed on January 20, 2022. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D. Armistice acquired the shares for investment for its own account in a transaction that did not involve a general solicitation.

Effective as of May 1, 2022, we renewed our agreement with Content Carnivores, LLC for an additional one-year period. In connection with the renewal, in May 2022, we issued 4,567 shares of our Common Stock to Content Carnivores, LLC as a restricted stock award under our 2020 Stock Incentive Plan with a value at that date of approximately $72,000. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On May 25, 2022, we entered into a Securities Purchase Agreement (the PIPE Securities Purchase Agreement) with Armistice providing for the issuance and sale to Armistice in a private placement offering of 606,061 shares of our Common Stock issuable upon exercise of a pre-funded warrant and a preferred investment option to purchase up to 606,061 shares of Common Stock. Concurrently with the entrance into the PIPE Securities Purchase Agreement, we entered into another Securities Purchase Agreement (the RD Securities Purchase Agreement) with Armistice providing for the issuance and sale to Armistice in a registered direct offering of 70,000 shares of our Common Stock, a pre-funded warrant to purchase up to 132,020 shares of our Common Stock and a preferred investment option to purchase up to 202,020 shares of Common Stock. Aggregate gross proceeds from the private placement and registered direct offerings to the Company were approximately $20.0 million. The Private Placement closed on May 27, 2022. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) thereof and Rule 506 of Regulation D. Armistice acquired the shares for investment for its own account in a transaction that did not involve a general solicitation.

Effective as of June 30, 2022, we entered into a Consulting Agreement and Subscription Agreement with Sully Entertainment Group LLC. In July 2022, pursuant to the agreement we issued 5,000 shares of our Common Stock to with Sully Entertainment Group LLC as a restricted stock award under our 2020 Stock Incentive Plan with a value at that date of approximately $60,750. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On August 10, 2023, we issued 11,883 shares of our restricted Common Stock to Outside the Box Capital, Inc. pursuant to a professional services agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On September 28, 2023, we issued 4,892 shares of our restricted Common Stock to Acorn Management Partners, LLC pursuant to a professional relations and consulting agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

On January 2, 2024, we issued 6,703 shares of our restricted Common Stock to Acorn Management Partners, LLC pursuant to a professional relations and consulting agreement. The Company relied on an exemption from the registration requirements of the Securities Act afforded by Section 4(a) (2) thereof and Rule 506 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibit Index

Exhibit
Number	Description
3.1	Restated Certificate of Incorporation filed April 12, 2024 (22).
3.2	Bylaws (as amended May 23, 2024) (24)
4.1	Form of Stock Certificate representing the Company’s Common Stock, par value $0.001 per share (21).
4.2	Form of Common Stock Purchase Warrant, dated September 29, 2020 (10)
4.3	Form of Warrant Agent Agreement (9)
4.4	Form of Warrant issued to certain Management Creditors, dated September 29, 2020 (9)
4.5	Form of Common Stock Purchase Warrant, dated September 28, 2021 (14)
4.6	Form of Common Stock Purchase Warrant, dated May 21, 2024 (23)
4.7	Form of Common Stock Purchase Warrant, dated July 12, 2024 (25)
4.8	Form of Common Stock Purchase Warrant, dated August 21, 2024 (27)
4.9	Form of Common Stock Purchase Warrant, dated August 30, 2024 (28)
4.10	Form of Pre-Funded Warrant, dated March 25, 2025 (30).
4.11	Form of Common Stock Purchase Warrant, dated March 25, 2025 (30).
4.12	Warrant Amendment Agreement, dated March 23, 2025 (30).
4.13**	Form of Common Stock Purchase Warrant
5.1**	Opinion of Womble Bond Dickinson (US) LLP
10.1***	Employment Agreement between GeoVax Labs, Inc. and David A. Dodd (4)
10.2***	Employment Agreement between GeoVax, Inc. and Mark W. Reynolds (2)
10.2.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Mark W. Reynolds (3)
10.3***	Employment Agreement between GeoVax, Inc. and Mark J. Newman, PhD (16)
10.3.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Mark J. Newman, PhD (17)
10.4***	Employment Agreement between GeoVax, Inc. and Kelly T. McKee, MD (19)
10.4.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and Kelly T. McKee, MD (19)
10.5***	Employment Agreement between GeoVax, Inc. and John W. Sharkey, PhD (17)
10.5.1***	Amendment No. 1 to Employment Agreement between GeoVax Labs, Inc. and John W. Sharkey, PhD (17)
10.6***	GeoVax Labs, Inc. 2020 Stock Incentive Plan (8)
10.6.1***	GeoVax Labs, Inc. 2023 Stock Incentive Plan (18)
10.7	Patent and Biological Materials License Agreement with the National Institute of Allergy and Infectious Diseases, dated October 22, 2020 (11) ****
10.8	Patent and Biological Materials License Agreement for Internal Research Use with the National Institute of Allergy and Infectious Diseases, dated November 25, 2020 (12) ****
10.9	Office and Laboratory Lease between UCB, Inc. and GeoVax, Inc. (7)
10.9.1	Amendment to Office Lease Agreement between UCB, Inc. and GeoVax, Inc. (19)
10.10	Summary of the GeoVax Labs, Inc. Director Compensation Plan (16)
10.11	Assignment and License Agreement by and between GeoVax, Inc. and PNP Therapeutics, Inc. dated September 28, 2021 (14) ****
10.12	License Agreement by and between GeoVax, Inc. and City of Hope, dated November 9, 2021 (15) ****
10.12.1	Amendment to License Agreement, dated April 11, 2023, between GeoVax, Inc. and City of Hope (20) ****
10.13	Securities Purchase Agreement, dated May 16, 2024 (23)
10.14	Securities Purchase Agreement, dated July 11, 2024 (25)
10.15	Securities Purchase Agreement, dated August 20, 2024 (27)
10.16	Securities Purchase Agreement, dated August 28, 2024 (28)
10.17	Securities Purchase Agreement, dated March 23, 2025 (30).
10.18	Sales Agreement, by and between the Company and A.G.P./Alliance Global Partners (29)
10.19	Placement Agency Agreement between the Company and A.G.P./Alliance Global Partners (30).
21.1	Subsidiaries of the Registrant (6)
23.1**	Consent of Wipfli LLP (U.S. PCAOB Auditor Firm ID 344)
23.2**	Consent of Womble Bond Dickinson (US) LLP (included in Exhibit 5.1)
24.1	Power of Attorney (Included on the Signature Page of this Registration Statement on Form S-1).
101.INS	Inline XBRL Instance Document (1)
101.SCH	Inline XBRL Taxonomy Extension Schema Document (1)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (1)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (1)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (1)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (1)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107.1**	Filing Fee Tables

*	Filed herewith.
**	To be filed by amendment.
***	Indicates a management contract or compensatory plan or arrangement.
****

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit have been omitted as the Company has determined (i) the omitted information is not material and (ii) the omitted information would likely cause competitive harm to the Company if publicly disclosed.

(1)

These interactive data files shall not be deemed filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under these sections.

(2)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 8, 2010.
(3)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed October 23, 2013.
(4)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 7, 2018.
(5)	[reserved]
(6)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 7, 2019.
(7)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 24, 2020.
(8)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed November 12, 2021.
(9)	Incorporated by reference from Amendment No. 3 to registrant’s Registration Statement on Form S-1 (File No. 333-239958) filed September 8, 2020.
(10)	Incorporated by reference from Amendment No. 4 to registrant’s Registration Statement on Form S-1 (File No. 333-239958) filed September 23, 2020.
(11)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed October 26, 2020.
(12)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed November 30, 2020.
(13)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 23, 2021.
(14)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 29, 2021.
(15)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed November 10, 2021.
(16)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 9, 2022.
(17)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed August 3, 2022.
(18)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed December 8, 2022.
(19)	Incorporated by reference from the registrant’s Annual Report on Form 10-K filed March 23, 2023.
(20)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed May 4, 2023.
(21)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed January 31, 2024.
(22)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed May 14, 2024.
(23)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 21, 2024.
(24)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed May 23, 2024.
(25)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed July 12, 2024.
(26)	Incorporated by reference from the registrant’s Quarterly Report on Form 10-Q filed August 6, 2024.
(27)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed August 21, 2024.
(28)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed August 30, 2024.
(29)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed September 25, 2024.
(30)	Incorporated by reference from the registrant’s Current Report on Form 8-K filed March 25, 2025.

(b) Financial Statement Schedules.

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2024 and 2023 is included in the accompanying prospectus on page F-17.

All other financial statement schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to:

(1)   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

If the registrant is relying on Rule 430B, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

If the registrant is relying on Rule 430B, each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(iii)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(7)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Smyrna, State of Georgia, on this             day of            , 2025.

GEOVAX LABS, INC.

By:
Name:	David A. Dodd
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS , that each person whose signature appears below constitutes and appoints David A. Dodd and Mark W. Reynolds and each of them, any of whom may act without the joinder of the other, his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Director President and Chief Executive Officer	, 2025
David A. Dodd	(Principal Executive Officer)

	Chief Financial Officer	, 2025
Mark W. Reynolds	(Principal Financial and Accounting Officer)

	Director	, 2025
Randal D. Chase

	Director	, 2025
Dean G. Kollintzas

	Director	, 2025
Nicole Lemerond

	Director	, 2025
Robert T. McNally

	Director	, 2025
Jayne Morgan

	Director	, 2025
John N. Spencer, Jr.